As filed with the Securities and Exchange Commission on November 10, 2014

Registration No. 333-199394

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

The Habit Restaurants, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	36-4791171
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

17320 Red Hill Avenue, Suite 140

Irvine, CA 92614

Telephone: (949) 851-8881

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell W. Bendel

President and Chief Executive Officer

17320 Red Hill Avenue, Suite 140

Irvine, CA 92614

Telephone: (949) 851-8881

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl Marcellino, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 841-0623 Facsimile: (646) 728-1523	Michael Flynn, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 Telephone: (949) 451-3800 Facsimile: (949) 451-4220

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated Filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 10, 2014

5,000,000 Shares

The Habit Restaurants, Inc.
Class A Common Stock

•	The Habit Restaurants, Inc. is offering 5,000,000 shares of its Class A common stock.

•	We anticipate that the initial public offering price will be between $14.00 and $16.00 per share of Class A common stock.
•	This is our initial public offering and no public market currently exists for shares of our Class A common stock.

•	Proposed NASDAQ trading symbol: HABT.

The Habit Restaurants, Inc. has two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which has one vote per share. Immediately following the completion of this offering, affiliates of certain members of our board of directors will hold substantially all of our issued and outstanding Class B common stock and will control a majority of the combined voting power of our common stock. As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. We will be a “controlled company” within the meaning of the corporate governance rules of NASDAQ. See the section entitled “The Recapitalization—Organizational Structure Following This Offering.”

Investing in our Class A common stock involves risks. See the section entitled “Risk Factors,” beginning on page 21.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to The Habit Restaurants, Inc.(1)	$	$

(1)	See the section entitled “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the option to purchase up to an additional 750,000 shares of Class A common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about                   , 2014.

Piper Jaffray	Baird	Wells Fargo Securities

Raymond James

Stephens Inc.	Stifel

                  , 2014.

FROM OUR
humble beginnings

in Santa Barbara, California in 1969, The Habit Burger Grill has been operating under the same simple philosophy:

The Habit
BURGERS
MALTS
24¢

Habit BURGER GRILL

"ALWAYS DELIVER HIGH-QUALITY FOOD & GREAT SERVICE AT REASONABLE PRICES."

the Habit Difference

Habit BURGER GRILL
Habit BURGER GRILL

quality

FIELD FRESH FARMS

hospitality

the Habit
BURGER GRILL

environment

the Habit
BURGER GRILL

value

Over 40 years ago,
BURGERS
MALTS

the Habit
BURGER GRILL

Through and including                     , 2014 (the 25th day after the commencement of our initial public offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

You should rely only on the information contained in this prospectus or in any related free-writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free-writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Market and Other Industry Data

Unless otherwise indicated, market data and certain industry forecasts used throughout this prospectus were obtained from various sources, including internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In particular, we have obtained information regarding the restaurant industry, including market sizes and sales growth in the fast casual segment of the restaurant industry, from Technomic, Inc. (“Technomic”), a national consulting market research firm. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. The future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

ii

Basis of Presentation

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2011, 2012 and 2013 ended on December 27, 2011, December 25, 2012 and December 31, 2013, respectively. We refer to our fiscal years presented in this prospectus as 2009, 2010, 2011, 2012 and 2013. Each of our fiscal quarters consists of 13 weeks, with the exception of a 53-week year in which the fourth quarter has 14 weeks. A 53-week year occurs every six or seven years. The 2013 fiscal year contained 53 weeks, while all other years presented in this prospectus contain 52 weeks. References to periods in this prospectus refer to a four or five week reporting period, except for the 12th period of a 53-week year, which contains six weeks. We operate on a four-four-five week calendar. References to comparable restaurant sales in this prospectus reflect the change in year-over-year sales in our comparable restaurant base. A restaurant enters our comparable restaurant base in the accounting period following its 18th full period of operations. References to average unit volumes (“AUVs”) in this prospectus refer to average unit volumes at our company-owned restaurants that have been open for at least 52 weeks. AUVs are calculated by dividing revenue for the trailing 52 week period for all company-owned restaurants that have operated for 12 full periods by the total number of restaurants open for such period. For purposes of the AUV calculation in 2013, we used the last 52 of the 53 weeks of the fiscal year. References to per customer spend in this prospectus refer to total restaurant revenue divided by the number of entrées sold.

Trademarks and Copyrights

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, tag-lines, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks.

iii

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, and in particular, the sections entitled ‘‘Risk Factors’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section entitled ‘‘Cautionary Note Regarding Forward-Looking Statements.’’

In this prospectus, unless the context requires otherwise, references to ‘‘The Habit Burger Grill,’’ ‘‘The Habit,’’ the ‘‘company,’’ ‘‘we,’’ ‘‘our’’ or ‘‘us’’ refer collectively to (i) The Habit Restaurants, LLC and its consolidated subsidiaries immediately prior to the completion of this offering and (ii) The Habit Restaurants, Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries immediately after the completion of this offering.

Our Company

The Habit Burger Grill is a high-growth, fast casual restaurant concept that specializes in preparing fresh, made-to-order char-grilled burgers and sandwiches featuring USDA choice tri-tip steak, grilled chicken and sushi-grade albacore tuna cooked over an open flame. In addition, we feature freshly prepared salads and an appealing selection of sides, shakes and malts. The char-grilled preparation of our fresh burgers, topped with caramelized onions and fresh produce, has generated tremendous consumer response, resulting in our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines. We operate in the approximately $34.5 billion fast casual restaurant segment, which we believe has created significant recent disruption in the restaurant industry and is rapidly gaining market share from adjacent restaurant segments, resulting in significant growth opportunities for restaurant concepts such as The Habit.

We believe our restaurant concept delivers a highly differentiated customer experience by combining the quality and hospitality that customers commonly associate with our full service and fast casual restaurant competitors with the convenience and value customers generally expect from traditional fast food restaurants. Four pillars form the foundation of our brand:

•

Quality.    At the core of our differentiated model is a company-wide commitment to quality, beginning with our food. Our award-winning burger, paired with hot, crispy fries, and our made-to-order preparation serve as the cornerstone of our distinctive menu that also includes many appealing non-burger items, such as a fresh-grilled albacore sandwich made with sushi-grade tuna, a grilled chicken sandwich topped with crisp bacon and ripe avocado, a classic Cobb salad, offered with a variety of dressings, and our tempura green beans. We believe the breadth of our menu and our made-to-order preparation results in broad consumer appeal.

•

Environment.    We complement our distinctive menu with a comfortable, clean and appealing dining environment that makes The Habit an inviting destination at any time of day. Our prototype new restaurant model targets an average investment of approximately $750,000, net of tenant allowances, which we use to deliver a warm and welcoming atmosphere. Our restaurants are enhanced with abundant natural light, hardwood accents, polished stone countertops and a spacious dining area featuring soft vinyl booths, high-top tables and community table seating. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness.

•

Hospitality.    We seek to exceed our customers’ expectations for service and believe our ability to consistently deliver genuine hospitality begins with our employees. We hire and train individuals who deliver friendly, attentive service by engaging customers from the moment they enter our restaurants until we clear their table and thank them for visiting. Our Chief Quality Officer oversees our ongoing effort to elevate the customer experience and seeks to instill a culture of continuous improvement in our restaurants.

•

Value.    Our combination of high-quality food, welcoming environment and genuine hospitality, all delivered at a low price, strengthens the value proposition for our customers. We are a fast casual restaurant that offers high quality food and service typically associated with full service and other fast casual restaurants at a price point that is below the low end of the average range of the fast casual segment. For instance, the starting price for our original Charburger with cheese is $3.50, which is well below similar items on the menus of most competing fast casual restaurants. For the 52 weeks ended September 30, 2014, our average per customer spend was $7.56, which we believe is also among the lowest in the fast casual restaurant segment.

The first Habit Burger Grill opened in Santa Barbara, California in 1969. Our restaurant concept has been, and continues to be, built around a distinctive and diverse menu, headlined by fresh, char-grilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients. Our Chief Executive Officer, Russell W. Bendel, joined The Habit in 2008, and since then we have grown our brand on a disciplined basis. Our highly experienced management team has created and refined our infrastructure to deliver replicable restaurant-level systems, processes and training procedures that can deliver a high-quality experience that is designed to consistently exceed our customers’ expectations.

Performance Overview

Our disciplined growth strategy has enabled strong growth across all of our key performance metrics, including number of new restaurant openings, comparable restaurant sales, AUVs, revenue, net income and Adjusted EBITDA.

•

The Habit has grown from 26 locations across three markets in California as of December 31, 2009 to 99 locations across 10 markets in four states as of October 20, 2014 and we had a compound annual growth rate (“CAGR”) of our units from 2009 to 2013 of 34.5%;

•	Our restaurants have generated 43 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic;

•

We have grown our company-owned restaurant AUVs from approximately $1.2 million in fiscal year 2009 to approximately $1.7 million for the 52 weeks ended September 30, 2014, representing an increase of 39.4%; and

•

From fiscal year 2009 to fiscal year 2013, our revenue increased from $28.1 million to $120.4 million, net income increased from $0.1 million to $5.7 million and Adjusted EBITDA increased from $1.9 million to $14.7 million.

(1)	Net income excludes income taxes due to the tax status of The Habit Restaurants, LLC.

For the definition and reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see the section entitled ‘‘—Summary Consolidated Financial and Other Data.’’

Our Market Opportunity

We operate within the fast casual segment, which is a subset of the limited service segment of the restaurant industry and generally consists of establishments where customers pay at the counter for food items that generally cost between $3.00 and $12.00. According to Technomic, restaurants operating within the limited service segment generated $231.0 billion of total sales in 2013. The limited service segment is comprised of two subsets: traditional quick service and fast casual. Quick service restaurants include traditional fast food restaurants, generally with check averages between $3.00 and $8.00, whereas fast casual restaurants more commonly utilize a limited service format and are differentiated by food prepared to order, fresh ingredients, innovative menu choices and upscale or highly developed interior design, generally with check averages between $8.00 and $12.00, making our check average of $7.56 more appealing to our customers when they are choosing among fast casual restaurants.

According to Technomic, the fast casual segment generated approximately $34.5 billion of sales in 2013, representing an 11.3% increase from 2012. Fast casual concepts, such as The Habit, attract customers from other restaurant segments, and accordingly, are taking market share from other segments and generating growth that exceeds the growth of the overall restaurant industry. Technomic projects the fast casual segment to outpace the growth of the broader limited service segment and exceed $50 billion in sales by 2018. We believe that the steady growth and expansion of the fast casual segment will continue to capture market share from many of the largest restaurant segments, including the approximately $196.5 billion quick service segment and the approximately $49.9 billion varied menu full service segment. We believe the fast casual segment delivers customers the winning combination of quality, convenience, experience and value that is not adequately provided by other segments. Accordingly, we believe that The Habit’s position in the fast casual segment allows us to attract customers across multiple segments within the restaurant industry and gives The Habit a significant and continuing opportunity for growth.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide a strong foundation for growth:

“The Habit Difference”

Quality.    Quality is a key ingredient in everything we do and our commitment to quality starts with our food. The Habit offers a diverse menu featuring a distinctive char-grilled preparation technique to deliver an appealing variety of burgers, chicken, tuna and steak featured in our sandwiches and salads, which are made-to-order using fresh ingredients.

It is our mission to become everyone’s favorite Habit, one burger at a time. We “Respect the Burger” and believe that it should be prepared over an open flame, topped with your choice of lettuce, ripe tomatoes, caramelized onions and melted cheese, wrapped neatly in paper and served alongside hot, crispy fries. Our burgers range from our award-winning original Charburger, including mayonnaise, pickles, ripe tomato, crisp lettuce and caramelized onions served on a toasted bun, to our Santa Barbara-style Charburger including all the fixings of the original Charburger plus cheese and avocado served on grilled sourdough. Burgers accounted for approximately 60% of our entrée revenue for the 52 weeks ended September 30, 2014. Our sandwich selection offers a variety of choices, featuring sushi-grade tuna, fresh chicken and USDA choice steak and we also offer a variety of salad options, which are key to further diversifying our menu. Sandwiches and salads accounted for approximately 27% and 13%, respectively, of our entrée revenue for the 52 weeks ended September 30, 2014. We make it easy for customers to personalize their order through our made-to-order preparation, selection of freshly baked breads, including toasted French rolls and grilled sourdough, our pepper bar, including pepperoncini, chili peppers and jalapeños, and a selection of six flavorful sauces. We believe that our diverse menu generates broad customer appeal as evidenced by our well-balanced gender, age and income customer demographics, allowing us to drive traffic and sales during both the lunch and dinner day parts, and ultimately increase AUVs.

Environment.    We invest in our restaurant design to deliver a warm and inviting atmosphere enhanced with abundant natural light, polished stone and exposed hardwood accents. Our average restaurant size is between 2,000 and 2,800 square feet and features booth, high-top and community table seating, along with outdoor patios in most of our current restaurant locations. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness. We seek to deliver an experience and atmosphere that our customers want to share with family and friends, while also offering speed and efficiency to meet the high demands of on-the-go customers. We believe the attractive design of our restaurants and our commitment to delivering superior service have contributed to a balanced day part mix of 52% lunch and 48% dinner for the 52 weeks ended September 30, 2014.

Hospitality.    We seek to exceed our customers’ expectations for service, and we believe our ability to consistently deliver genuine hospitality begins with our employees. We hire and train individuals who share our passion for food and deliver friendly, attentive service by engaging customers the moment they enter our restaurants and maintaining this level of service throughout their visit. We encourage our employees to regularly interact with customers and deliver “Top Shelf Service,” from personalized and courteous interactions with customers to stocking and maintaining our pepper bar. We believe our ability to deliver high-quality service is a function of our relationship with our employees, and we therefore focus on fostering an atmosphere of teamwork and support with a clear path toward promotion within the company. We have developed a proprietary matrix system for professional development of the entire restaurant-level team, and we believe that by offering our employees great opportunities for ongoing professional development, they in turn remain committed to providing our customers with an experience that exceeds expectations.

Value.    Delivering exceptional value to our customers is core to our brand. We have developed a formula for customer value by delivering high-quality food, a welcoming environment and genuine hospitality, all at a compelling price point. We believe that The Habit’s formula brings a highly differentiated experience to the fast casual restaurant segment by combining the quality, convenience and hospitality commonly associated with our casual dining and fast casual competitors at a price point that is below the low end of the average range of the fast casual segment. The price for our award-winning, char-grilled, made-to-order Charburger combination meal with fries and a regular drink starts at $6.50, which provides our customers with a meal that is priced well below comparable menu options at many competing fast casual restaurant alternatives.

“The Habit Difference” has generated positive comparable restaurant sales growth for the last 43 quarters. In addition, AUVs have grown from approximately $1.2 million in fiscal year 2009 to approximately $1.7 million for the 52 weeks ended September 30, 2014, representing an increase of 39.4%.

Broad Customer Appeal

We believe that “The Habit Difference” generates broad customer appeal and a loyal following. Based on an external research report and a third-party customer satisfaction survey, our customer base is well-balanced, with 55% male customers and 45% female customers. We believe our female customers represent a highly desirable customer base with strong influence on a family’s mealtime decision-making process, making them strong brand advocates. Our customer base extends across age and socioeconomic groups, enabling us to successfully operate restaurants within a variety of communities of varying sizes, ethnic diversity and income ranges. Over 60% of our customer base is in the age range of 25 to 54. Families with children under the age of 18 represent a significant segment of this customer base. We believe our diversified customer base and menu variety contributed to our balanced day part mix of 52% lunch and 48% dinner for the 52 weeks ended September 30, 2014, which in turn contributed to our strong AUVs.

(1)	Based on an external research report and a third-party customer satisfaction survey.
(2)	Based on revenue derived from entrées for the 52 weeks ended September 30, 2014.
(3)	Based on revenue generated in the 52 weeks ended September 30, 2014 during lunch (restaurant opening through 4:00 PM) and dinner (4:00 PM through restaurant close).

Highly Productive Restaurants

For the 52 weeks ended September 30, 2014, our restaurants that had been open for 12 months or more had an AUV of approximately $1.7 million, restaurant-level profit margins greater than 21.0% and generated cash-on-cash returns in excess of 40%.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. We believe our ability to generate AUVs of approximately $1.7 million for the 52 weeks ended September 30, 2014 at our low average per customer spend is indicative of our ability to generate traffic and deliver superior restaurant-level execution. Our ability to generate traffic, with an average weekly customer count of 4,574 customers per restaurant location, serves as a benefit to adjacent retail businesses and therefore makes The Habit a desirable tenant for landlords and developers, who seek to find tenants that increase traffic in their retail developments.

Our menu variety and quality offerings contribute to the productivity of our restaurants and positions The Habit as an attractive destination for a range of occasions, including a convenient lunch option, an after-school hangout for students, a social venue for seniors or an affordable restaurant for families. We believe our ability to drive traffic across both the lunch and dinner day parts allowed us to deliver an attractive per annum sales per leasable square foot of $818 for the 52 weeks ended September 30, 2014.

Built for Growth: Highly Experienced and Committed Management Team Driving Strong Performance

Our mission of becoming everyone’s favorite Habit, one burger at a time, is driven by our senior management, led by Russell W. Bendel, our Chief Executive Officer. Mr. Bendel joined The Habit in 2008 and has assembled an experienced management team, including Ira Fils, our Chief Financial Officer, Anthony Serritella, our Chief Operating Officer, Peter Whitwell, our Chief Quality Officer, Russell Friend, our Chief Development Officer, and Matthew Hood, our Chief Marketing Officer. Our management team has an average tenure of over 28 years in the restaurant industry and experience across a broad range of disciplines. Collectively, the management team leverages industry experience from The Habit, as well as other leading brands such as The Cheesecake Factory, Mimi’s Café, Panda Express, Outback Steakhouse, Rubio’s Fresh Mexican Grill, Pei Wei Asian Diner, and BJ’s Restaurant and Brewhouse.

Our Growth Strategies

Disciplined Growth Strategy to Capture Our Significant Market Opportunity—We Are Disrupting the Largest Restaurant Categories

We plan to execute the following strategies to continue to grow our restaurant base, revenue and profitability.

Grow Our Restaurant Base

We have expanded our restaurant base from 26 restaurants in three markets in California as of December 31, 2009 to 99 restaurants in 10 markets in four states as of October 20, 2014. We opened 22 restaurants in 2013. From January 1, 2014 through October 20, 2014, we opened 14 restaurants, and we expect to open a total of 23 to 25 restaurants in 2014, as well as 26 to 28 company-owned restaurants in 2015. We plan to balance our growth between existing and new markets, with the majority of new restaurants expected to open in existing markets in 2014 and 2015. In August 2014, we opened our first restaurant in the Eastern U.S. in New Jersey, and we expect to continue to expand our presence in Eastern and Western markets in 2015. We believe we are in the early stages of our growth story and estimate, based on our internal analysis, a total restaurant potential in the United States in excess of 2,000 locations. Our selection process uses proprietary methods to identify target markets and expansion opportunities within such markets. Based on this analysis, we believe there is opportunity for substantial development in both new and existing markets, and we expect to double our restaurant base over the next four years.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. Our prototype new restaurant model targets an average cash build-out cost of approximately $750,000, net of tenant allowances, AUVs of approximately $1.5 million and cash-on-cash returns in excess of 30% in the third full year of operation.

Although we expect the majority of our expansion to continue to come from our company-owned restaurants, we have developed a franchising and licensing strategy that will enable us to expand our presence into select markets. We have focused our franchisee and licensee development efforts on experienced, well-capitalized partners that have both operating resources and local market knowledge. These programs are low cost and high return models that allow us to expand our footprint and build brand awareness in markets that we otherwise do not plan to enter in the short- to medium-term. We expect to open our first franchised restaurants in 2015, and we currently have one licensed restaurant located on the campus of The University of Southern California.

Increase Comparable Restaurant Sales

We have consistently demonstrated strong comparable restaurant sales growth with 43 consecutive quarters of positive comparable restaurant sales growth, and we intend to generate future comparable restaurant sales growth through the following strategies:

Deliver Superior Execution.    We believe that delivering consistent execution is integral to building customer satisfaction and driving comparable restaurant sales growth. We staff each of our restaurants with a minimum of three managers and follow our “daily disciplines,” which provide each of our teams with the framework to consistently improve execution. Our managers are incentivized to instill a culture of excellence and drive the personal and professional development of their employees. We have complemented our training and development programs with systems that provide our employees with real-time information and optimize operations. To lead our restaurant management teams, we maintain a tight span-of-control, utilizing our District Managers (each of whom is responsible for, on average, less than four restaurants), which improves execution through greater contact with restaurant managers and hourly employees.

Increase Existing Customer Frequency.    The customer-first mentality that has been our guiding principle for the past 45 years has enabled us to deliver a customer experience that exceeds our customers’ expectations. We strive to constantly improve our customers’ experiences through improvements in order throughput and order execution all while delivering our genuine hospitality. We selectively test and invest in technology, such as our use of in-store tablets for expedited order input and our deployment of an online ordering platform tailored for mobile or computer use, supported by a dedicated call center. We also evolve our menu to offer our customers new choices that are aligned with our brand and are consistent with our commitment for fresh, high-quality food. These initiatives contribute to increasing frequency as our customers are able to regularly recognize the improvement in overall experience.

Acquire New Customers through Increasing our Brand Awareness.    We believe a strong driver of new customer traffic is word-of-mouth advocacy from our existing customers. We have attracted a loyal base of customers that enjoy sharing their experiences with friends and families in their communities. Furthermore, we believe that our commitment to our employees encourages them to become enthusiastic brand ambassadors and help to further multiply our growing fanbase. In addition, we combine social media, community engagement and public relations to increase our brand awareness in the communities we serve. We complement these strategies with high visibility marketing tactics such as our special event catering trucks to build further awareness of our brand that often leads to trial by new customers.

Leverage Infrastructure to Improve Long-term Profitability

We have invested in building a strong corporate- and restaurant-level infrastructure that can support a restaurant base greater than our existing footprint. We have completed investments in above-store, restaurant-level and human resources and information systems that enable our restaurant base to grow while providing corporate and restaurant managers the tools necessary to monitor our operations and maintain our history of strong performance.

We believe we have enabled our growth into new markets by investing in resources, processes and systems that can be further leveraged to enhance margins as we build further density in new markets. Additionally, we believe we will be able to leverage corporate costs over time to enhance margins as general and administrative expenses grow at a slower rate than our restaurant base and revenue.

Our Equity Sponsor

KarpReilly, LLC, (“KarpReilly” or our “Sponsor”) is a Greenwich, Connecticut-based private investment firm, founded by Allan W. Karp and Christopher K. Reilly, whose primary mission is to partner with premier growth companies and help them achieve their long-term vision. KarpReilly takes an active role in working with portfolio companies to strengthen management teams and invest in systems, people and processes to support growth. KarpReilly currently manages funds and affiliates with capital commitments in excess of $500 million. Immediately following the completion of this offering, affiliates of our Sponsor will beneficially own approximately 39.4% of our outstanding Class A common stock, or 36.1% if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, 64.9% of our outstanding Class B common stock, which, combined with its holdings of our Class A common stock, aggregates to 56.5% of our voting power, or 54.9% of our voting power if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, and 64.9% of the outstanding common units of The Habit Restaurants, LLC. Two of our directors, Messrs. Karp and Reilly, are partners of our Sponsor. See the section entitled “Certain Relationships and Related Party Transactions.”

Prior to the completion of this offering, we were a party to the Management and Monitoring Agreement with KarpReilly, pursuant to which we paid them an annual fee of $135,000, and reimbursed them for out-of-pocket expenses.

Summary Risk Factors

Investing in our Class A common stock involves significant risks. Any of the factors set forth in the section entitled “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth in the section entitled “Risk Factors” in deciding whether to invest in our Class A common stock. Below is a summary of some of the principal risks we face.

•	The restaurant industry is a highly competitive industry with many well-established competitors;

•	New restaurants may not be profitable, and we may not be able to maintain or improve levels of our comparable restaurant sales;

•	We rely heavily on certain vendors, suppliers and distributors;

•

We may not be able to successfully implement our growth strategy if we are unable to locate and secure appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel;

•	We may face negative publicity or damage to our reputation, which could arise from concerns regarding food safety and foodborne illness or other matters;

•	Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other stockholders; and

•	We will face increased costs as a result of being a public company.

Summary of the Offering Structure

On the date of and prior to the completion of this offering, the limited liability company agreement of The Habit Restaurants, LLC will be amended and restated to, among other things, create a single new class of economic, non-voting interests in The Habit Restaurants, LLC that we refer to as “LLC Units.” Immediately after the completion of this offering, we will (i) be a holding company that will hold as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn will hold as its principal asset an equity interest in The Habit Restaurants, LLC, (ii) operate and control the business affairs of The Habit Restaurants, LLC as its sole managing member, and conduct our business through The Habit Restaurants, LLC and its subsidiaries, and (iii) include The Habit Restaurants, LLC and its subsidiaries in our consolidated financial statements.

Investors in this offering will purchase shares of our Class A common stock. We intend to use all of the net proceeds from the sale of our Class A common stock in this offering to directly or indirectly purchase LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for all of the expenses of this offering. The number of LLC Units purchased will be equal to the number of shares of Class A common stock sold to the public in this offering. The existing owners of The Habit Restaurants, LLC will continue to hold LLC Units, and such existing owners (other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries) will be issued a number of shares of our Class B common stock equal to the number of LLC Units held by them in connection with the completion of this offering. We refer herein to the amendment of the LLC Agreement, the issuance of shares of our Class B common stock and entry into the tax receivable agreement (the “TRA”), the registration rights agreement and the recapitalization agreement, collectively as the “Recapitalization Transactions.” The effect of the purchase of LLC Units by The Habit Restaurants, Inc. and its subsidiaries is to dilute the ownership interest of the other existing holders in The Habit Restaurants, LLC and proportionately increase our direct and indirect ownership interest in The Habit Restaurants, LLC.

The Class A and Class B common stock generally will vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. The Class B common stock will not be publicly traded and will not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of The Habit Restaurants, Inc. See the section entitled “The Recapitalization.” As a result of these transactions and this offering, upon completion of this offering:

•

the investors in this offering will collectively own 5,000,000 shares of our Class A common stock (or 5,750,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Owners will collectively hold 17,008,266 LLC Units, representing 67.4% of the economic interest in The Habit Restaurants, LLC (or 65.4% if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have 19.8% of the voting power in The Habit Restaurants, Inc. (or 22.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Owners, through their holdings of our Class B common stock, will collectively have 67.4% of the voting power in The Habit Restaurants, Inc. (or 65.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

The Habit Restaurants, Inc. will directly or indirectly hold 8,244,488 LLC Units (or 8,994,488 LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock), representing 32.6% of the economic interest in The Habit Restaurants, LLC (or 34.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and will exercise exclusive control over The Habit Restaurants, LLC, as its sole managing member.

The Habit Restaurants, Inc. and its wholly-owned subsidiaries, The Habit Restaurants, LLC, and the Continuing LLC Owners will enter into the TRA in connection with this offering. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax benefits that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally will retain 15% of the applicable tax savings. Our ability to make payments under the TRA and to pay our own tax liabilities to taxing authorities generally will depend on our receipt of cash distributions from The Habit Restaurants, LLC. See the sections entitled “Risk Factors—Risks Related to Our Business and Industry,” “The Recapitalization” and “Certain Relationships and Related Party Transactions.”

In addition, as a part of the Recapitalization Transactions, we will, among other things, enter into a new registration rights agreement with the Continuing LLC Owners. See the section entitled “Certain Relationships and Related Party Transactions.”

The diagram below depicts our organizational structure immediately following the Recapitalization Transactions and this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Corporate Background and Information

The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in The Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of this registration statement. We have no other material assets and have not engaged in any business or other activities except as described above in connection with the Recapitalization Transactions described in the section entitled “The Recapitalization.” Our principal executive offices are located at 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614, and our telephone number is (949) 851-8881. Our website is www.habitburger.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Habit Burger Grill, the Habit Burger Grill design logo and other Habit trademarks and service marks included in this prospectus are the property of The Habit Restaurants, LLC. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“the JOBS Act”). As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may take advantage of these exemptions until we are no longer an emerging growth company. The JOBS Act further permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Following the completion of this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we had total annual gross revenue of $1 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A common stock under this registration statement.

The Offering

Class A common stock offered by us	5,000,000 shares (or 5,750,000 shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock to be outstanding immediately after completion of this offering	8,244,488 shares (or 8,994,488 shares if the underwriters exercise their option to purchase additional shares in full).

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days of this prospectus, to purchase up to 750,000 additional shares of common stock.

Class B common stock to be outstanding immediately after completion of this offering(1)	17,008,266 shares, or one share for every outstanding LLC Unit other than those held by The Habit Restaurants, Inc. and its subsidiaries.

Total Class A and Class B common stock to be outstanding immediately after completion of this offering	25,252,754 shares (or 26,002,754 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $65.9 million, based on an assumed offering price of $15.00 per share (the mid-point of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to purchase LLC Units from The Habit Restaurants, LLC. The Habit Restaurants, LLC will subsequently use such proceeds to repay all of the borrowings under our existing credit facility with California Bank & Trust (which was $11.1 million as of September 30, 2014), to repay approximately $30 million to extinguish the Bridge Loan with California Bank & Trust in connection with the distribution to the members of The Habit Restaurants, LLC made immediately prior to the completion of this offering and, with the remaining proceeds, to continue to support our growth, for working capital and general corporate purposes. See the section entitled “Use of Proceeds.”

Directed Share Program

At our request, the underwriters have reserved up to 375,000 shares of Class A common stock, or approximately 7.5% of the shares being offered by this prospectus, for sale, at the initial public offering price, to our directors, officers, employees and other parties associated with us or our Sponsor. Shares of Class A common stock purchased by any of such other parties subject to a lock-up agreement with the underwriters will be subject to the 180-day lockup restriction described in the “Underwriting” section of this prospectus. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these parties purchase any of such reserved shares. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Listing	We have applied to have our Class A common stock listed on the NASDAQ Global Market under the symbol “HABT.”

Dividend policy	We do not expect to pay dividends as a public company in the foreseeable future. Immediately after the completion of this offering, we will (i) be a holding company that will hold as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn will hold as its principal asset an equity interest in The Habit Restaurants, LLC, and (ii) operate and control the business affairs of The Habit Restaurants, LLC as its sole managing member, and conduct our business through The Habit Restaurants, LLC and its subsidiaries. If The Habit Restaurants, Inc. decides to pay a dividend in the future, it would need to cause The Habit Restaurants, LLC to make distributions to The Habit Restaurants, Inc. in an amount sufficient to cover such dividend. If The Habit Restaurants, LLC makes such distributions to The Habit Restaurants, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions. Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc., including all of the expenses of this offering. In connection with the Recapitalization Transactions and immediately prior to the completion of this offering, The Habit Restaurants, LLC will distribute approximately $30 million to its members, including The Habit Restaurants, Inc.’s subsidiaries. The portion received by The Habit Restaurants, Inc.’s subsidiaries will immediately be distributed to The Habit Restaurants, Inc., which will distribute such amounts to its existing owners as of the completion of this offering, subject to retention of any reserves for expenses and taxes. For additional information, see the section entitled “Dividend Policy.”

Risk factors	You should carefully read the section entitled “Risk Factors” beginning on page 22 of this prospectus, for a discussion of factors that you should consider before deciding to invest in our Class A common stock.

(1)

Our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. However, the Class B common stock will not be publicly traded and will not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of the company.

References in this section to number of shares of Class A common stock to be issued and outstanding immediately after this offering excludes:

•	2,525,275 shares of Class A common stock reserved for issuance under our 2014 Omnibus Incentive Plan.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares; and

•	assumes an initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Summary Consolidated Financial and Other Data

The following tables set forth summary consolidated financial information and other data on a historical and pro forma basis of The Habit Restaurants, Inc. The Habit Restaurants, Inc. has had no operations to date, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, the principal assets of which are equity interests in The Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of this registration statement. Therefore, the information below is presented for reporting purposes only for The Habit Restaurants, LLC, which, upon the completion of the Recapitalization Transactions and this offering, will be a consolidated subsidiary of The Habit Restaurants, Inc. You should read these tables along with the sections entitled “The Recapitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The summary statements of operations and cash flow data presented below for the years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary statements of operations data for the 39 weeks ended September 24, 2013 and September 30, 2014, respectively, and the summary balance sheet data as of September 30, 2014 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements are based on assumptions and were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved for this period or that may be achieved in the future. Our historical results for any prior period are not necessarily indicative of our results in any future period, and our results for any interim periods are not necessarily indicative of results for a full fiscal year.

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2011, 2012 and 2013 ended on December 27, 2011, December 25, 2012 and December 31, 2013, respectively. The 2013 fiscal year contained 53 weeks, while all other years presented contain 52 weeks.

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands, except per share data)				(unaudited)

Statement of Operations Data:
Revenue:
Revenue	$59,236	$84,158	$120,373	$84,889	$126,210
Franchise/license revenue	—	—	—	—	56

Total revenue	59,236	84,158	120,373	84,889	126,266

Operating Expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	19,538	26,396	38,789	27,521	41,928
Labor and related expenses	18,135	25,831	35,782	25,126	37,362
Occupancy and other operating expenses	8,563	12,687	18,906	13,233	19,485
General and administrative expenses	6,850	10,254	12,634	9,057	12,574
Depreciation and amortization	2,292	3,923	6,008	4,124	5,991
Pre-opening costs	1,122	1,458	1,754	977	1,147
Loss on disposal of assets	4	3	15	7	115

Total operating expenses	56,502	80,552	113,888	80,045	118,602

Income from operations	2,734	3,606	6,485	4,844	7,664
Other Expenses:
Interest expense	344	548	735	514	756
Income before income taxes	2,389	3,058	5,750	4,330	6,908
Provision for income taxes(1)	—	—	—	—	—

Net income	$2,389	$3,058	$5,750	$4,330	$6,908

Pro Forma Net Income and Per Share Data(2):
Pro forma net income			$1,222		$1,463
Pro forma net income per share
Basic			$0.15		$0.18
Diluted			$0.15		$0.18
Weighted average shares used in computing pro forma net income per share:
Basic			8,244		8,244
Diluted			8,244		8,244

	As of September 30, 2014(3)
	Actual	Pro Forma As Adjusted
(amounts in thousands)	(unaudited)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$2,261	$27,044
Property and equipment, net(4)	60,593	60,593
Total assets	91,764	128,903
Total debt(5)	13,604	2,486
Total stockholders’ equity	$51,859	$87,710

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(dollar amounts in thousands)				(unaudited)
Other Operating Data:
Total restaurants at end of period(6)	46	63	85	73	99
Company-owned restaurants at end of period	46	63	85	73	98
Comparable restaurant sales growth(7)	8.7%	3.5%	3.6%	2.9%	9.8%
Average unit volumes	$1,526	$1,565	$1,634	$1,592	$1,741
Restaurant contribution(8)	$13,000	$19,243	$26,896	$19,009	$27,435
as a percentage of revenue	21.9%	22.9%	22.3%	22.4%	21.7%
EBITDA(9)	$5,025	$7,529	$12,492	$8,968	$13,655
Adjusted EBITDA(9)	$6,558	$10,251	$14,656	$10,279	$15,780
as a percentage of revenue	11.1%	12.2%	12.2%	12.1%	12.5%
Capital expenditures(10)	$11,274	$14,968	$20,234	$11,629	$14,935

(1)

The Habit Restaurants, LLC is a limited liability company that is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

(2)

The unaudited pro forma net income data give effect to the Recapitalization Transactions and the sale of 5,000,000 shares of our Class A common stock by us in this offering at the initial public offering price of $15.00 per share and the use of proceeds contemplated hereby. For a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

(3)

Pro forma balance sheet data as of September 30, 2014 give effect to this offering, as if this offering had been consummated on September 30, 2014, at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by us.

(4)	Property and equipment, net consists of property owned, net of accumulated depreciation and amortization.
(5)

Total debt consists of borrowings under our credit facility (as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility”) and deemed landlord financing.

(6)	Does not include the five licensed locations in Santa Barbara County. See the section entitled “Certain Relationships and Related Party Transactions—License Agreement with Co-Founders.”
(7)

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base in the accounting period following its 18th full period of operations.

(8)

Restaurant contribution is neither required by, nor presented in accordance with, GAAP, and is defined as company-owned restaurant revenue less company-owned restaurant operating costs. Restaurant contribution is a supplemental measure of operating performance of our restaurants and our calculation thereof may not be comparable to that reported by other companies. Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes that restaurant contribution is an important tool for investors because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution as a key metric to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of restaurant contribution and other key performance indicators.

footnotes continued on following page

A reconciliation of restaurant contribution to company-owned restaurant revenue is provided below:

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands)				(unaudited)
Revenue	$59,236	$84,158	$120,373	$84,889	$126,210
Restaurant operating costs	46,236	64,915	93,477	65,880	98,775

Restaurant contribution	$13,000	$19,243	$26,896	$19,009	$27,435

(9)

EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest expense, provision for income taxes, depreciation, amortization and certain items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including that (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

footnotes continued on following page

The following table sets forth reconciliations of EBITDA and Adjusted EBITDA to our net income:

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands)				(unaudited)
Net income	$2,389	$3,058	$5,750	$4,330	$6,908
Non-GAAP adjustments:
Provision for income taxes	—	—	—	—	—
Interest expense	344	548	735	514	756
Depreciation and amortization	2,292	3,923	6,008	4,124	5,991

EBITDA	$5,025	$7,529	$12,492	$8,968	$13,655

Share-based compensation expense(a)	251	301	260	216	304
Management fees(b)	157	160	144	120	114
Loss on disposal of assets(c)	4	3	15	7	115
Legal settlement(d)	—	800	(9)	(9)	—
Pre-opening costs(e)	1,122	1,458	1,754	977	1,147
Costs associated with becoming a public company	—	—	—	—	445

Adjusted EBITDA	$6,558	$10,251	$14,656	$10,279	$15,780

(a)	Includes non-cash, share-based compensation.
(b)	Includes management fees and other out-of-pocket costs incurred by us and payable to our Sponsor.
(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(d)	One-time costs related to the settlement of a legal matter.
(e)

Pre-opening costs consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include occupancy costs incurred between the date of possession and opening date of our restaurants.

(10)	Capital expenditures consist of cash paid related to new restaurant construction, the remodel and maintenance of existing restaurants and other corporate expenditures.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and accompanying notes, before investing in our Class A common stock. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also have an adverse effect on us. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment in our Class A common stock. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our future growth depends primarily on our ability to open new restaurants and is subject to many unpredictable factors.

We expect that one of the key means of achieving our growth strategy for the foreseeable future will be through opening new restaurants and operating those restaurants on a profitable basis. We opened 22 restaurants in 2013. From January 1, 2014 through October 20, 2014, we opened 14 restaurants, and we expect to open a total of 23 to 25 restaurants in 2014, as well as 26 to 28 company-owned restaurants in 2015. We may not be able to open new restaurants as quickly as planned. In the past, we have experienced delays in opening some restaurants due to construction delays in new developments. Such delays could happen again in future restaurant openings. Delays or failures in opening new restaurants could have a material adverse effect on our growth strategy and our business, financial condition and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will decline.

In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites is intense, and other restaurant and retail concepts that compete for those sites may have economic models that permit them to bid more aggressively for those sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new restaurants also depends on other factors, including:

•	negotiating leases with acceptable terms;

•	identifying, hiring and training qualified employees in each local market;

•	identifying and securing an appropriate site;

•	timely delivery of leased premises to us from our landlords and punctual commencement of our build-out construction activities;

•	managing construction and development costs of new restaurants, particularly in competitive markets;

•	obtaining construction materials and labor at acceptable costs;

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securing required governmental approvals, permits and licenses (including construction and other permits) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations; and

•	avoiding the impact of inclement weather, natural disasters and other calamities.

Our progress in opening new restaurants from quarter to quarter may occur at an uneven rate. If we do not open new restaurants in the future according to our current plans, the delay could have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive restaurant industry. If we are not able to compete effectively, it will have a material adverse effect on our business, financial condition and results of operations.

We face significant competition from restaurants in the fast casual dining and traditional fast food segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of locally-owned restaurants and national and regional chains offering dine-in, carry-out, delivery and catering services. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we do. Among our competitors are a number of multi-unit, multi-market, fast casual restaurant concepts, some of which are expanding nationally. As we expand, we will face competition from these restaurant concepts as well as new competitors that strive to compete with our market segments. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations. Additionally, we face the risk that new or existing competitors will copy our business model, menu options, presentation or ambience, among other things.

Any inability to successfully compete with the restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenue and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, gluten-free or healthier for consumers. In addition, many of our traditional fast food restaurant competitors offer lower-priced menu options or meal packages, or have loyalty programs. Our sales could decline due to changes in popular tastes, “fad” food regimens, such as low carbohydrate diets, and media attention on new restaurants. If we are unable to continue to compete effectively, our traffic, sales and restaurant contribution could decline which would have a material adverse effect on our business, financial condition and results of operations.

Our expansion into new markets may present increased risks.

We plan to open restaurants in markets where we have little or no operating experience. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. We may also incur higher costs from entering new markets if, for example, we assign regional managers to manage comparatively fewer restaurants than in more developed markets. As a result, these new restaurants may be less successful or may achieve AUVs at a slower rate. We may not be able to successfully develop critical market presence for our brand in new geographical markets, as we may be unable to find and secure attractive locations, build name recognition or attract new customers. Inability to fully implement or failure to successfully execute our plans to enter new markets could have a material adverse effect on our business, financial condition and results of operations.

New restaurants, once opened, may not be profitable, and the increases in average restaurant revenue and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. Typically, our new restaurants have stabilized sales after approximately 13 to 26 weeks of operation, at which time the restaurant’s sales typically begin to grow on a consistent basis. However, we cannot assure you that this will occur for future restaurant openings. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our average restaurant revenue and comparable restaurant sales may not increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant revenue and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

•	increases in prices for commodities, including beef and other proteins;

•	inefficiency in our labor costs as the staff gains experience;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants;

•	changes in government regulation; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, an inability to achieve our expected average restaurant revenue would have a material adverse effect on our business, financial condition and results of operations.

Our sales growth and ability to achieve profitability could be adversely affected if comparable restaurant sales are less than we expect.

The level of comparable restaurant sales, which reflect the change in year-over-year sales for restaurants in the accounting period following their 18th full period of operations, will affect our sales growth and will continue to be a critical factor affecting our ability to generate profits because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales growth or that the change in comparable restaurant sales could be negative, which may cause a decrease in sales growth and ability to achieve profitability that would have a material adverse effect on our business, financial condition and results of operations. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Performance—Comparable Restaurant Sales Growth.”

Our long-term success is highly dependent on our ability to effectively identify and secure appropriate sites for new restaurants.

We intend to develop new restaurants in our existing markets, expand our footprint into adjacent markets and selectively enter into new markets. In order to build new restaurants, we must first identify markets where we can enter or expand our footprint, taking into account numerous factors, including the location of our current restaurants, local economic trends, population density, area demographics and geography. Then we must secure appropriate restaurant sites, which is one of our biggest challenges. There are numerous factors involved in identifying and securing an appropriate restaurant site, including:

•	evaluating size of the site, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales;

•	competition in new markets, including competition for restaurant sites;

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financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate restaurant sites available;

•	developers and potential landlords obtaining licenses or permits for development projects on a timely basis;

•	proximity of potential restaurant sites to existing restaurants;

•	anticipated commercial, residential and infrastructure development near the potential restaurant site; and

•	availability of acceptable lease terms and arrangements.

Given the numerous factors involved, we may not be able to successfully identify and secure attractive restaurant sites in existing, adjacent or new markets, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in food and supply costs or failure to receive frequent deliveries of food ingredients and other supplies could have an adverse effect on our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs, and our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as beef, chicken, fresh produce, soybean oil and other proteins, could have a material adverse effect on our results of operations. Particularly, the cost of ground beef, our largest commodity expenditure and the only commodity that accounts for more than 19% of our total food and paper costs, or 6% of our total costs in the 52 weeks ended September 30, 2014, has increased significantly over the past year as a result of a reduction in U.S. cattle supply, a trend which we expect to continue for several years, coupled with an increase in world demand for beef. We currently do not purchase beef with fixed pricing or use futures contracts or other financial risk management strategies to reduce our exposure to potential price fluctuations. The market for ground beef is particularly volatile and is subject to extreme price fluctuations due to seasonal shifts, climate conditions, the price of feed, industry demand, energy demand and other factors. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. Therefore, material increases in the prices of the ingredients most critical to our menu, particularly ground beef, could adversely affect our operating results or cause us to consider changes to our product delivery strategy and adjustments to our menu pricing.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. Although we often enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers, including price increases with respect to ground beef. These potential changes in food and supply costs could have a material adverse effect on our business, financial condition and results of operations.

Failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure, which could harm our business, financial condition and results of operations.

Opening new restaurants in existing markets may negatively impact sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely impact sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers.

The planned rapid increase in the number of our restaurants may make our future results unpredictable.

We opened 22 restaurants in 2013. From January 1, 2014 through October 20, 2014, we opened 14 restaurants and we expect to open a total of 23 to 25 restaurants in 2014, as well as 26 to 28 company-owned restaurants in 2015. We intend to continue to increase the number of our restaurants in the next several years. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate unpredictably or have an adverse effect on our profits. In addition, we may find that our restaurant concept has limited appeal in new markets or we may experience a decline in the popularity of our restaurant concept in the markets in which we operate. Newly opened restaurants or our future markets and restaurants may not be successful or our system-wide average restaurant revenue may not increase at historical rates, which could have a material adverse effect on our business, financial condition and results of operations.

We will have limited control over our franchisees or licensees and our franchisees or licensees could take actions that could harm our business.

A part of our expected growth strategy is to partner with franchisees. We have limited control over our franchisees and licensees, and they could take actions that could harm our business. Franchisees and licensees are independent contractors and are not our employees, and we will not exercise control over their day-to-day operations. We plan to provide training and support to franchisees and licensees, but the quality of franchised or licensed restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees and licensees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees or licensees do not meet our standards and requirements, our image and reputation, and the image and reputation of other franchisees or licensees, may suffer materially and system-wide sales could decline significantly.

Franchisees and licensees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our, and their, rights and obligations under franchise and development agreements or license agreements, respectively. This may lead to disputes with our franchisees or licensees in the future. These disputes may divert the attention of our management and our franchisees or licensees from operating our restaurants and affect our image and reputation and our ability to attract franchisees or licensees in the future, which could have a material adverse effect on our business, financial condition and results of operations.

There are five Habit Burger Grill locations in Santa Barbara County, California, operated under a license agreement by our former chief executive officer, for which we receive no royalties or revenue.

Our former chief executive officer, Brent Reichard, and our co-founder, Bruce Reichard, operate five The Habit Burger Grill restaurants in Santa Barbara County, California through Reichard Bros. Enterprises, Inc., pursuant to license agreements entered into in 2004, as amended and restated in 2007 and as further amended in October 2014 (the “Reichard License”). We do not receive any royalties or other revenue from these locations, and pursuant to the terms of the Reichard License, we are prohibited from opening any company-owned locations in Santa Barbara County. Reichard Bros. Enterprises, Inc. is also entitled, pursuant to the terms of the Reichard License, to open additional locations in Santa Barbara County, California. The Reichard License contains quality control provisions, and provides that we may terminate the Reichard License if Reichard Bros. Enterprises, Inc. fails to comply with any material provisions thereof. Nevertheless, if Reichard Bros. Enterprises, Inc. does not successfully operate its licensed restaurants in a manner consistent with our standards and requirements it may have a material adverse effect on our business, financial condition and results of operations.

Negative publicity relating to one of our restaurants, including one of our franchised restaurants, could reduce sales at some or all of our other restaurants.

Our success is dependent in part upon our ability to maintain and enhance the value of our brand, consumers’ connection to our brand and positive relationships with our franchisees. We may, from time to time, be faced with negative publicity relating to food quality, public health concerns, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant or franchise involved to affect some or all of our other restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims would have a material adverse effect on our business, financial condition and results of operations. Consumer demand for our products and our brand’s value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our products, which would likely result in lower sales and could have a material adverse effect on our business, financial condition and results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.

We are subject to various federal, state and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act (the “ADA”) and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants by adding access ramps or redesigning certain architectural fixtures, for example, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. We and our franchisees may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to such matters in the past. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, have a material adverse effect on our business, financial condition and results of operations.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the “FSMA”), signed into law in January 2011, granted the U.S. Food and Drug Administration (the “FDA”) new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings, which could have a material adverse effect on our business, financial condition and results of operation.

Food safety and foodborne illness concerns could have an adverse effect on our business.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. Our quality assurance, health and sanitation internal controls and conditions are inspected by a third-party on a quarterly basis. If the third-party inspector fails to report unsafe or unsanitary conditions or insufficient internal controls, we cannot guarantee that our internal controls will be fully effective in preventing all food safety issues. In addition, there is no guarantee that our franchise restaurants will maintain the high levels of internal controls and training we require at our company-owned restaurants. Furthermore, we and our franchisees rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant revenue nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could have a material adverse effect on our business, financial condition and results of operations.

We could be party to litigation that could distract management, increase our expenses or subject us to material monetary damages or other remedies.

Our customers occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We may also be subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. In recent years, a number of restaurant companies have been subject to such claims, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the fast casual or traditional fast food segments of the industry) may harm our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at a prior, existing or future restaurant could have a material adverse effect on our business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could have a material adverse effect on our business, financial condition and results of operations.

Changes in economic conditions and adverse weather and other unforeseen conditions, particularly in the markets in which we operate, could have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Traffic in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, changes in economic conditions, adverse weather conditions or other unforeseen conditions in states in which we operate, or in the future may operate, could have a disproportionate impact on our overall results of operations. In particular, our business is significantly concentrated in Southern California, and as a result, we could be disproportionately affected by conditions specific to this market.

Specifically, our restaurants in Southern California generated, in the aggregate, approximately 70.1% of our revenue in fiscal year 2012 and approximately 66.6% in fiscal year 2013. Therefore, adverse changes in demographic, unemployment, economic or regulatory conditions in Southern California or the State of California overall, may have a material adverse effect on our business, financial condition and results of operations. As of September 2014, unemployment in California was 7.3% compared to the U.S. unemployment rate of 5.9%. We believe increases in unemployment will have a negative impact on traffic in our restaurants. As a result of our concentration in Southern California, we may be disproportionately affected by these adverse economic conditions compared to other chain restaurants.

Furthermore, regional occurrences in the markets in which we operate, such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters, could have a material adverse effect on our business, financial condition and results of operations. Adverse weather conditions may also impact customer traffic at our restaurants, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods. Most of our restaurants have outdoor seating, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue. If restaurant revenue decreases, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant revenue, which would have a material adverse effect on our business, financial condition and results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits, which could have an adverse effect on our business, financial condition and results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include responses to scientific studies on the health effects of particular food items or federal, state and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer attitudes or health regulations and our ability to adapt our menu offerings to trends in food consumption, especially fast-moving trends. If consumer health regulations or consumer eating habits change significantly, we may choose or be required to modify or delete certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. While we generally find that changes in consumer eating habits occur slowly, providing us with sufficient time to adapt our restaurant concept accordingly, changes in consumer eating habits can occur rapidly, often in response to published research or study information, which puts additional pressure on us to adapt quickly. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings in an efficient manner, it could materially affect consumer demand and have an adverse impact on our business, financial condition and results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. A number of counties, cities and states, including California, have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants, which laws may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the “PPACA”), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake.

We may not be able to effectively respond to changes in consumer health perceptions, comply with further nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits, which could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas, particularly with respect to our fresh food products. We also rely on Performance Food Group as one of our primary distributors, which supplied us with approximately 93.1% of our food supplies in the 39 weeks ended September 30, 2014. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain our corporate culture and changes in consumer recognition of our brand as we grow could have a material adverse effect on our business, financial condition and results of operations.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain the innovation, teamwork, passion and focus on execution that we believe are important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we cannot maintain our corporate culture as we grow, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, our future results depend on various factors, including local market acceptance of our restaurants and consumer recognition of the quality of our food and operations. Although we have received national and regional recognition for the high-quality of our food and operations, we cannot guarantee that we will continue to receive similar recognition in future periods. Failure to receive continued national and regional recognition may impact consumer recognition of our brand, which could have a material adverse effect on our business, financial condition and results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

In 2010, the PPACA was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured. We currently offer and subsidize a portion of comprehensive healthcare coverage, primarily for our salaried employees. The PPACA will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. We intend to offer such benefits in mid- to late-2015, and may incur substantial additional expense due to organizing and maintaining the plan which we anticipate will be more expensive on a per person basis and for an increased number of employees who we anticipate will elect to obtain coverage through a healthcare plan we subsidize in part. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. Since the PPACA also requires individuals to obtain coverage or face individual penalties, employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. Finally, implementing the requirements of the PPACA is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could have a material adverse effect on our business, financial condition and results of operations.

We depend on our senior management team and other key employees, and the loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel could have an adverse effect on our business, financial condition and results of operations.

Our success depends largely upon the continued services of our key executives. We also rely on our leadership team in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities, arranging necessary financing and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or other key employees could have a serious adverse effect on our business. The replacement of one or more of our executive officers or other key employees would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel. We might not be successful in maintaining our unique culture and continuing to attract and retain qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, financial condition and results of operations.

Labor shortages, unionization activities, labor disputes or increased labor costs could negatively impact our growth and could have a material adverse effect on our business, financial condition and results of operations.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be negatively impacted. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to keep pace with our expansion schedule. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

Although none of our employees are currently covered under collective bargaining agreements, if a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us to pay higher wages, which could result in higher labor costs. In addition increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations.

The minimum wage, particularly in California, continues to increase and is subject to factors outside of our control.

We have a substantial number of hourly employees who are paid wage rates based on the applicable federal or state minimum wage, although our pay scale starts in excess of the minimum wage, and increases in the minimum wage may increase our labor costs. Since July 1, 2014, the State of California (where most of our restaurants are located) has had a minimum wage of $9.00 per hour, and it is scheduled to rise to $10.00 per hour on January 1, 2016. Moreover, municipalities may set minimum wages above the applicable state standards. The federal minimum wage has been $7.25 per hour since July 24, 2009. Either federally-mandated or state-mandated minimum wages may be raised in the future. We may be unable to increase our menu prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations. And if menu prices are increased by us to cover increased labor costs, the higher prices could adversely affect sales and thereby reduce our margins.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and impact operating costs. These laws include employee classification as exempt or non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, workers’ compensation rates, immigration status and other wage and benefit requirements. Significant additional government-imposed increases in the following areas could have a material adverse effect on our business, financial condition and results of operations:

•	minimum wages;

•	mandatory health benefits;

•	vacation accruals;

•	paid leaves of absence, including paid sick leave; and

•	tax reporting.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to open additional restaurants, develop new products and menu items or enhance our products and menu items, and enhance our operating infrastructure. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue new debt securities, the debt holders would have rights senior to Class A common stockholders to make claims on our assets. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We do not own any real property. Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will also be leased. We are obligated under non-cancelable leases for our restaurants and our corporate headquarters. Our restaurant leases generally have a term of 10 years with two five-year renewal options. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. These potential increased occupancy costs and closed restaurants could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our restaurant concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and could divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, we license certain of our proprietary intellectual property, including our name and logos, to third parties. For example, we grant our franchisees and licensees a right to use certain of our trademarks in connection with their operation of the applicable restaurant. If a franchisee or other licensee fails to maintain the quality of the restaurant operations associated with the licensed trademarks, our rights to, and the value of, our trademarks could potentially be harmed. Negative publicity relating to the franchisee or licensee could also be incorrectly associated with us, which could harm our business. Failure to maintain, control and protect our trademarks and other proprietary intellectual property would likely have a material adverse effect on our business, financial condition and results of operations and on our ability to enter into new franchise agreements.

We may incur costs resulting from breaches of security of confidential consumer information related to our electronic processing of credit and debit card transactions.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have a material adverse effect on our business, financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our business and results of operations.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems could result in delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

Our current insurance may not provide adequate levels of coverage against claims.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

There are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations. As a public company, we intend to enhance our existing directors’ and officers’ insurance. While we expect to obtain such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could have a material adverse effect on our results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would have a material adverse effect on our business.

Changes to accounting rules or regulations may adversely affect the reporting of our results of operations.

Changes to existing accounting rules or regulations may impact the reporting of our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could have a material adverse effect on the reporting of our business, financial condition and results of operations.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, this could have a material adverse effect on our results of operations.

Risks Related to Our Class A Common Stock and this Offering

We are a “controlled company” within the meaning of the NASDAQ rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our Sponsor and its affiliates will continue to control a majority of our voting power. As a result, we are a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following the completion of this offering we intend to utilize certain of these exemptions. As a result, our board committees will not be subject to annual performance evaluations. In addition, we will not have a nominating/corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our Sponsor and its affiliates, however, are not subject to any contractual obligation to retain their controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of Piper Jaffray and Baird. Except for this period, there can be no assurance as to the period of time during which affiliates of our Sponsor will maintain its ownership of our common stock following the completion of this offering.

Our Sponsor and its affiliates will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsor and its affiliates. Immediately following the completion of this offering, investment funds affiliated with our Sponsor will beneficially own 39.4% of our outstanding Class A common stock (36.1% if the underwriters exercise in full their option to purchase additional shares) and 64.9% of our outstanding Class B common stock, which, combined with its holdings of our Class A common stock, aggregates to 56.5% of our voting power, or 54.9% of our voting power if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, assuming no purchases by such parties in our directed share program. For as long as investment funds affiliated with our Sponsor continue to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, our Sponsor will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, our Sponsor will continue to be able to strongly influence or effectively control our decisions.

Additionally, our Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our ability to pay taxes and expenses, including payments under the TRA, may be limited by our structure.

Immediately after the completion of this offering, we will be a holding company with no direct operations that will hold as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries each of which hold as its principal asset an equity interest in The Habit Restaurants, LLC and will rely on The Habit Restaurants, LLC to provide us with funds necessary to meet any financial obligations. As such, we will have no independent means of generating revenue. The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax (except that it may be required to withhold and remit taxes as a withholding agent). Instead, taxable income will be allocated to holders of its LLC Units, including us and our subsidiaries. Accordingly, we will incur income taxes on our allocable share of any net taxable income of The Habit Restaurants, LLC and will also incur expenses related to our operations. Pursuant to the LLC Agreement, The Habit Restaurants, LLC will be obligated to make tax distributions to holders of LLC Units, including us and our subsidiaries, subject to the conditions described below. In addition to tax expenses, we also will incur expenses related to our operations, including payments under the TRA, which we expect will be significant. We intend to cause The Habit Restaurants, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. However, The Habit Restaurants, LLC’s ability to make such distributions and payments may be subject to various limitations and restrictions, including the operating results of our subsidiaries, our cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (e.g., as a result of The Habit Restaurants, LLC’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRA), we may have to borrow funds, and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

We will be required to pay certain of the Continuing LLC Owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Our acquisitions of interests in The Habit Restaurants, LLC (including in connection with this offering and including transactions treated as “sales or exchanges” for U.S. federal income tax purposes) from the Continuing LLC Owners for shares of our Class A common stock or cash are expected to provide favorable tax attributes for us. As a result of our acquisitions of interests in The Habit Restaurants, LLC from the Continuing LLC Owners, we anticipate that the resulting tax basis adjustments and other related tax attributes may reduce the amount of tax we would otherwise be required to pay in the future.

In connection with this offering, we will enter into the TRA. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we or our subsidiaries actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax benefits that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally will retain 15% of the applicable tax savings.

The payment obligations under the TRA are obligations of The Habit Restaurants, Inc., not The Habit Restaurants, LLC, and we expect that the payments we will be required to make under the TRA will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the tax savings associated with sales or exchanges of interests in The Habit Restaurants, LLC as described above would aggregate to approximately $14.5 million over 22 years from the date of this offering based upon an assumed initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming all future exchanges not occurring in connection with the offering would occur one year after this offering and that the price per share of our Class A common stock does not change. Under such scenario we would be required to pay the other parties to the TRA approximately 85% of such amount, or $12.3 million, over the 15-year period from one year following the date of this offering. The actual amounts may materially differ from these hypothetical amounts. For example, potential future reductions in tax payments for us and TRA payments by us will be calculated using the market value of our Class A common stock at the time of the exchange (or the 15 trading days immediately prior to the delivery date of a notice of exchange, where we elect in the future to pay cash consideration for units of The Habit Restaurants, LLC) and the prevailing applicable tax rates applicable to us over the life of the TRA and will generally be dependent on our generating sufficient future taxable income to realize the benefit. Our payment obligations under the TRA with respect to interests in The Habit Restaurants, LLC treated as sold for U.S. federal income tax purposes to us in connection with this offering are expected to be calculated based on the initial public offering price of our Class A common stock, net of underwriting discounts. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Tax Receivable Agreement.” Payments under the TRA are not conditioned on our existing owners’ continued ownership of us after this offering.

The increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange (or the 15 trading days immediately prior to the delivery date of a notice of exchange, where we elect in the future to pay cash consideration for units of The Habit Restaurants, LLC), whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the prevailing applicable tax rates and the portion of our payments under the TRA constituting imputed interest. Payments under the TRA are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the TRA and will increase the amounts due thereunder. In addition, the TRA will provide for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that we are unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements.

In certain cases, payments under the TRA to the Continuing LLC Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that (i) in the event that we materially breach the TRA, (ii) if, at any time, we elect an early termination of the TRA, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA.

As a result of the foregoing, (i) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we or our subsidiaries realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements. If we were to elect to terminate the TRA immediately after this offering, based on an assumed initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and a discount rate equal to 8%, we estimate that we would be required to pay $56.6 million in the aggregate under the TRA. See the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain circumstances, The Habit Restaurants, LLC will be required to make distributions to us and the Continuing LLC Owners, and the distributions that The Habit Restaurants, LLC will be required to make may be substantial.

The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax, except that it may be required to withhold and remit taxes as a withholding agent. Instead, taxable income will be allocated to holders of its LLC Units, including us. Pursuant to the LLC Agreement, The Habit Restaurants, LLC will be obligated to make tax distributions to holders of LLC Units, including us and our subsidiaries, except that The Habit Restaurants, LLC’s ability to make such distributions may be subject to various limitations and restrictions, including the operating results of The Habit Restaurants, LLC, our cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. We will be a holding company with no direct operations and will rely on The Habit Restaurants, LLC to provide us with funds necessary to meet any financial obligations.

Funds used by The Habit Restaurants, LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that The Habit Restaurants, LLC will be required to make may be substantial, and will likely exceed (as a percentage of The Habit Restaurants, LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing LLC Owners, as well as the use of an assumed tax rate in calculating The Habit Restaurants,

LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to The Habit Restaurants, LLC, the Continuing LLC Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units. See the section entitled “The Recapitalization—The Recapitalization Transactions—Amendment of the Limited Liability Company Agreement of The Habit Restaurants, LLC.”

We will not be reimbursed for any payments made to the Continuing LLC Owners under the TRA in the event that any tax benefits are disallowed.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the TRA and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the TRA could exceed our actual tax savings, and we may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

In recent years the stock market in general has been highly volatile. As a result, the market price and trading volume of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our results of operations or prospects, and could lose part or all of their investment. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors or restaurant companies in general;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (the “SEC”);

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

There is no existing market for our Class A common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our Class A common stock or any of our equity interests. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NASDAQ stock market or how liquid that market may become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares that you buy.

The initial public offering price for the Class A common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of new restaurant openings and related expense;

•	restaurant operating costs for our newly-opened restaurants;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	changes in interest rates;

•	increases and decreases in AUVs and comparable restaurant sales growth;

•	impairment of long-lived assets and any loss on restaurant closures;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of seafood or other products we serve;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically slightly lower in the fourth quarter due to holiday closures. Adverse weather conditions may also affect customer traffic. In addition, we have outdoor seating at most of our restaurants, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue.

Regulatory compliance may divert our management’s attention from day-to-day management of our business, which could have a material adverse effect on our business.

Our management team may not successfully or efficiently manage our continued transition to a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws and the regulations imposed by NASDAQ. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

We have broad discretion in the use of the net proceeds from this offering and might not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Class A common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which would have been $8.59 per share as of September 30, 2014 based on an assumed initial public offering price of $15.00 per share (the mid-point of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our Class A common stock, including those options currently outstanding and those granted in the future, and the issuance of stock or other equity awards under our equity incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See the section entitled “Dilution.”

There may be sales of a substantial amount of our Class A common stock after this offering by our current stockholders, and these sales could cause the price of our Class A common stock to fall.

After this offering, there will be 8,244,488 shares of Class A common stock outstanding. Of our issued and outstanding shares, all the Class A common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately 39.4% of our outstanding Class A common stock (36.1% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and 75.9% of our outstanding Class B common stock will be held by investment funds affiliated with our Sponsor, executive officers and directors, assuming no purchases by parties in our directed share program.

Each of our directors, executive officers and significant equity holders (including affiliates of our Sponsor) has entered into a lock-up agreement with Piper Jaffray and Baird, on behalf of the underwriters, which regulates their sales of our common stock (or sales of interests in The Habit Restaurants, LLC by the Continuing LLC Owners) for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements.” At any time, the underwriters, in their sole discretion, may release all or some of the securities subject to the lock-up agreements, including securities purchased in the directed shares program, as described in the section entitled “Underwriting.”

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our Class A common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

After this offering, we intend to register 2,525,275 shares of Class A common stock that are reserved for issuance under our 2014 Omnibus Incentive Plan. For more information, see the section entitled “Shares Eligible for Future Sale—Registration Statements on Form S-8.”

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

Our amended and restated certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Our amended and restated certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Class A common stock other than affiliates of our Sponsor. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See the section entitled “Description of Capital Stock.”

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or change their opinion of our Class A common stock, our stock price would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We will incur significant increased expenses and administrative burdens as a public company, which could have a material adverse effect on our business, financial condition and results of operations.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we do not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and NASDAQ, impose additional reporting and other obligations on public companies. We expect that compliance with public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities by approximately $2 million per year. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

Because we have no current plans to pay cash dividends on our Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See the section entitled “Dividend Policy.”

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we had total annual gross revenue of $1 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A common stock under this registration statement.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following this offering.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by NASDAQ (the exchange on which our securities are listed), the SEC or other regulatory authorities, which could require additional financial and management resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “potentially,” “can,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). We believe that these risks and uncertainties include, but are not limited to, those described in the section entitled “Risk Factors,” which include but are not limited to the following:

•	difficulties executing our growth strategy and opening new restaurants that are profitable;

•	ineffectively competing in our industry;

•	difficulties maintaining increases in average restaurant revenue and comparable restaurant sales;

•	increases in food and supply costs or failure to receive frequent deliveries of food ingredients and other supplies;

•	limited control over franchisees and licensees, including Reichard Bros. Enterprises, Inc.;

•	negative publicity relating to one of our restaurants, including one of our franchised restaurants;

•	the impact of governmental laws and regulation;

•	food safety and foodborne illness concerns;

•	changes in economic conditions and adverse weather and other unforeseen conditions, especially in Southern California;

•	new information or attitudes regarding diet and health;

•	difficulties with certain vendors, suppliers and distributors we rely on or will rely on;

•	failure to maintain our corporate culture as we grow and changes in consumer recognition of our brand;

•	changes in senior management, loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel;

•	labor shortages, unionization activities, labor disputes or increased labor costs, including increased labor costs resulting from minimum wage increases; and

•	inadequately protecting our intellectual property or breaches of security of confidential consumer information.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

You are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus as predictions of future events, and we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements contained in this prospectus will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements.

THE RECAPITALIZATION

Incorporation of The Habit Restaurants, Inc.

The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in The Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of this registration statement. The Habit Restaurants, Inc.’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in the section entitled “Description of Capital Stock.”

Immediately following the completion of this offering, each Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by such Continuing LLC Owner. As of September 30, 2014, approximately 65 Continuing LLC Owners would hold shares of our Class B common stock after giving effect to the Recapitalization Transactions and this offering. Each such share of Class B common stock provides its holder with no economic rights but entitles the holder to one vote on matters presented to The Habit Restaurants, Inc.’s stockholders, as described in the section entitled “Description of Capital Stock—Common Stock.” Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

A majority of the board of directors of The Habit Restaurants, Inc. will be affiliates of The Habit Restaurants, LLC. We expect that, prior to the completion of this offering, we will appoint additional members to the board of directors, who are considered independent under the corporate governance standards under the rules of NASDAQ and the Exchange Act. For more information, see the section entitled “Management—Board Structure and Committee Composition.”

The Recapitalization Transactions

The amendment of the LLC Agreement, issuance of shares of our Class B common stock and entry into the TRA, the registration rights agreement and the recapitalization agreement are collectively referred to as the “Recapitalization Transactions.”

Amendment of the Limited Liability Company Agreement of The Habit Restaurants, LLC

On the date of and prior to the completion of this offering, the limited liability company agreement of The Habit Restaurants, LLC will be amended and restated to, among other things, create a single new class of non-voting LLC Units. As of September 30, 2014, there were approximately 11 holders of Class A units, 15 holders of Class B units, 42 holders of Class C units and 15 holders of Class D units of The Habit Restaurants, LLC. The number of LLC units each equity holder of The Habit Restaurants, LLC, including our subsidiaries, will hold will be determined based on a hypothetical cash distribution by The Habit Restaurants, LLC of our pre-initial public offering value based on the limited liability company agreement of The Habit Restaurants, LLC as in effect prior to the aforementioned amendment and restatement. Immediately following the completion of this offering, The Habit Restaurants, Inc. will be the sole managing member of The Habit Restaurants, LLC.

As the sole managing member of The Habit Restaurants, LLC, The Habit Restaurants, Inc. will have the right to determine when distributions will be made to the unit holders of The Habit Restaurants, LLC, and the amount of any such distributions (in each case subject to the requirements with respect to the tax distributions described below). If The Habit Restaurants, Inc. authorizes a distribution, such distribution will be made to the unit holders of The Habit Restaurants, LLC, including The Habit Restaurants, Inc., pro rata in accordance with their respective ownership of the LLC Units (other than, for clarity, certain non-pro rata payments to us to satisfy certain of our obligations). Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc., including all of the expenses of this offering.

In connection with the Recapitalization Transactions and immediately prior to the completion of this offering, The Habit Restaurants, LLC will incur $30 million of indebtedness under a bridge loan facility provided by California Bank & Trust (the “Bridge Loan”). The Bridge Loan matures two business days from the date that it is funded. We are required to make interest payments equal to 30 day LIBOR plus 2.25%. The Habit Restaurants, LLC will immediately distribute such funds to its members. The portion that is received by The Habit Restaurants, Inc.’s subsidiaries will immediately be distributed to the existing owners of The Habit Restaurants, Inc. prior to the completion of this offering, subject to retention of any reserves for expenses and taxes. Upon the completion of this offering, The Habit Restaurants, Inc. will, directly or indirectly through its wholly-owned subsidiaries, contribute all of the net proceeds of this offering to The Habit Restaurants, LLC in exchange for LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. The Habit Restaurants, LLC will use a portion of the proceeds to repay and extinguish the Bridge Loan and as further described in the section entitled “Use of Proceeds.”

Immediately after the completion of this offering, The Habit Restaurants, Inc. will be a holding company with no direct operations that will hold as its principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn will hold as its principal asset an equity interest in The Habit Restaurants, LLC and will rely on The Habit Restaurants, LLC to provide us with funds necessary to meet any financial obligations. As such, The Habit Restaurants, Inc. will have no independent means of generating revenue. The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax (except that it may be required to withhold and remit tax as a withholding agent). Instead, taxable income will be allocated to holders of LLC Units, including The Habit Restaurants, Inc. Accordingly, The Habit Restaurants, Inc. will incur income taxes on its allocable share of any net taxable income of The Habit Restaurants, LLC and will also incur expenses related to its operations. Pursuant to the LLC Agreement, The Habit Restaurants, LLC will be required to make tax distributions to the holders of LLC Units, except that The Habit Restaurants, LLC’s ability to make such distributions may be subject to various limitations and restrictions, including the operating results of our subsidiaries, our cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. In addition to tax expenses, The Habit Restaurants, Inc. also will incur expenses related to its operations, plus payments under the TRA, which The Habit Restaurants, Inc. expects will be significant. The Habit Restaurants, Inc. intends to cause The Habit Restaurants, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow The Habit Restaurants, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.

The LLC Agreement will also provide that a Continuing LLC Owner will not have the right to transfer LLC Units if, among other things, The Habit Restaurants, Inc. determines that such transfer would be prohibited by law or regulation or would violate other agreements with The Habit Restaurants, Inc. to which the Continuing LLC Owner may be subject.

Organizational Structure Following this Offering

The diagram below depicts our organizational structure immediately following the completion of this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. As used in this prospectus, “existing owners” refers to the owners of The Habit Restaurants, LLC, collectively, prior to the Recapitalization Transactions (defined below).

Immediately after the completion of this offering, we will (i) be a holding company that will hold as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn will hold as its principal asset an equity interest in The Habit Restaurants, LLC, (ii) operate and control the business affairs of The Habit Restaurants, LLC as its sole managing member, and conduct our business through The Habit Restaurants, LLC and its subsidiaries, and (iii) include The Habit Restaurants, LLC and its subsidiaries in our consolidated financial statements.

Our post-offering organizational structure will allow the Continuing LLC Owners to retain their equity ownership in The Habit Restaurants, LLC, an entity that its members treat as a partnership for U.S. federal income tax purposes, in the form of LLC Units. By contrast, investors, and existing owners who are not Continuing LLC Owners, participating in this offering will hold equity in The Habit Restaurants, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. As described below, each of the Continuing LLC Owners will also hold a number of shares of Class B common stock of The Habit Restaurants, Inc. equal to the number of LLC Units that they own. In connection with this offering, The Habit Restaurants, Inc. will issue to each Continuing LLC Owner a number of shares of Class B common stock equal to the number of LLC Units such Continuing LLC Owner will hold immediately after the completion of this offering. Each such share of Class B common stock provides its holder with no economic rights but entitles the holder to one vote on matters presented to The Habit Restaurants, Inc.’s stockholders, as described in the section entitled “Description of Capital Stock—Common Stock—Voting Rights.” Under our amended and restated certificate of incorporation, each share of Class A common stock and each share of Class B common stock shall be entitled to one vote. Holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Exchange Procedures

Pursuant to and subject to the terms of the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which such shares will be cancelled in connection with any such exchange) for, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As any Continuing LLC Owner exchanges its LLC Units, The Habit Restaurants, Inc.’s interest in The Habit Restaurants, LLC will increase. The LLC Agreement will provide that a Continuing LLC Owner will not have the right to exchange LLC Units if, among other things, we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject of The Habit Restaurants, LLC. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We may impose additional restrictions on exchanges that we determine to be necessary or advisable to prevent The Habit Restaurants, LLC from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. When a holder exchanges LLC Units and an equal number of shares of Class B common stock for shares of Class A common stock, because The Habit Restaurants, Inc. acquires additional LLC Units in connection with such exchange, the number of LLC Units held by The Habit Restaurants, Inc. will correspondingly increase, and such shares of Class B common stock will be cancelled. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Exchange Procedures.”

As noted above, each of the Continuing LLC Owners will also hold a number of shares of our Class B common stock equal to the number of LLC Units held by such person. Although shares of Class B common stock have no economic rights, they give holders voting power at The Habit Restaurants, Inc., the managing member of The Habit Restaurants, LLC, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote. Accordingly, the voting power afforded to the Continuing LLC Owners by their shares of Class B common stock is automatically and correspondingly reduced as they exchange LLC Units and Class B common stock for shares of our Class A common stock pursuant to the LLC Agreement. Additionally, the voting power afforded to such Continuing LLC Owners will correspondingly increase as a result of the issuance of Class A common stock. Therefore, as a result of these transactions (and without taking into account any subsequent sale of shares of Class A common stock issued pursuant to the LLC Agreement), the voting power will effectively remain unchanged, provided that the LLC Units (and a corresponding number of shares of Class B common stock) are exchanged for shares of Class A common stock.

Offering Transactions

In connection with the completion of this offering, The Habit Restaurants, Inc. intends to purchase, directly or indirectly, LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. Assuming that the shares of Class A common stock to be sold in this offering are sold at $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at the time of this offering, The Habit Restaurants, Inc. will purchase from The Habit Restaurants, LLC 5,000,000 LLC Units for an aggregate of $65.9 million (or 5,750,000 LLC Units for an aggregate of $76.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for all of the expenses of this offering. Accordingly, following the completion of this offering, The Habit Restaurants, Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage ownership in The Habit Restaurants, LLC as does a single LLC Unit.

In connection with this offering, we will enter into the TRA. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Tax Receivable Agreement.”

The Habit Restaurants, Inc. may accumulate cash balances in future years resulting from distributions from The Habit Restaurants, LLC exceeding our tax or other liabilities. To the extent The Habit Restaurants, Inc. does not use such cash balances to pay a dividend on Class A common stock and instead decides to hold such cash balances to The Habit Restaurants, LLC for use in its operations, Continuing LLC Owners who exchange LLC Units for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Exchange Procedures.”

We refer to the foregoing transactions as the “Offering Transactions.” As a result of the Recapitalization Transactions and the Offering Transactions, upon completion of this offering:

•

the investors in this offering collectively will own 5,000,000 shares of our Class A common stock (or 5,750,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The Habit Restaurants, Inc. will directly or indirectly hold 8,244,488 LLC Units (or 8,994,488 LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock), representing 32.6% of the economic interest in The Habit Restaurants, LLC (or 34.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Owners collectively will hold 17,008,266 LLC Units, representing 67.4% of the economic interest in The Habit Restaurants, LLC (or 65.4% if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•

the investors in this offering collectively will have 19.8% of the combined voting power in The Habit Restaurants, Inc. (or 22.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the Continuing LLC Owners, through their holdings of our Class B common stock, collectively will have 67.4% of the combined voting power in The Habit Restaurants, Inc. (or 65.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our Class A common stock in this offering will be approximately $65.9 million, based upon an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $76.4 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $4.65 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to directly and indirectly purchase LLC Units from The Habit Restaurants, LLC, as described below. The Habit Restaurants, LLC will subsequently use such proceeds to repay all of the borrowings under our existing credit facility with California Bank & Trust (which was $11.1 million as of September 30, 2014), and to repay approximately $30 million to extinguish the Bridge Loan with California Bank & Trust in connection with the distribution to the members of The Habit Restaurants, LLC made immediately prior to the completion of this offering. The Habit Restaurants, LLC will use the remaining proceeds of approximately $24.8 million to continue to support our growth and for working capital and general corporate purposes.

As of September 30, 2014, we had $11.1 million outstanding under the credit facility at an interest rate of 2.48%. We entered into our credit facility, which expires on July 23, 2017, with California Bank & Trust on July 23, 2014. The credit facility provides for up to $35.0 million in borrowing capacity to fund the development of new restaurants with borrowings limited to the lesser of 50% or $500,000 of the cost of each new restaurant. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

In connection with the completion of this offering, The Habit Restaurants, Inc. intends to purchase, directly or indirectly, LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. The effect of the purchase of LLC Units by the Habit Restaurants, Inc. and its subsidiaries is to dilute the ownership interest of the other existing holders in The Habit Restaurants, LLC and proportionately increase our direct and indirect ownership interest in The Habit Restaurants, LLC. Assuming that the shares of Class A common stock to be sold in this offering are sold at $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at the time of this offering, The Habit Restaurants, Inc. will purchase from The Habit Restaurants, LLC 5,000,000 LLC Units for an aggregate of $65.9 million (or 5,750,000 LLC Units for an aggregate of $76.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for all of the expenses of this offering.

DIVIDEND POLICY

Except as described in the paragraph below, we have never declared or paid any cash dividends. Specifically, we have never declared or paid cash dividends on our Class A common stock, and our board of directors does not currently intend to pay regular dividends on our Class A common stock. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. However, we expect to reevaluate our dividend policy on a regular basis following the completion of this offering and may, subject to compliance with the covenants contained in our credit facility, in the future determine to pay dividends. Any future determination to pay dividends as a public company will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant.

In connection with the Recapitalization Transactions and immediately prior to the completion of this offering, The Habit Restaurants, LLC will distribute $30 million to its members. The amount that is received by The Habit Restaurants, Inc.’s subsidiaries will immediately be distributed to the existing owners of The Habit Restaurants, Inc. prior to the completion of this offering, subject to retention of any reserves for expenses and taxes.

CAPITALIZATION

The following table sets forth as of September 30, 2014:

•	the cash and cash equivalents and capitalization on a historical consolidated basis of The Habit Restaurants, LLC, our accounting predecessor, and

•

our pro forma cash and cash equivalents and capitalization on a consolidated basis, as adjusted to reflect (a) the Recapitalization Transactions, (b) our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), the receipt of the estimated proceeds from this offering net of estimated underwriting discounts and commissions and the use of such estimated proceeds as described under the section entitled “Use of Proceeds” and (c) the payment of fees and expenses in connection with this offering.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

This table should be read in conjunction with the sections entitled “The Recapitalization,” “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma as Adjusted(1)
	(Unaudited)
(in thousands, except share data)
Cash and cash equivalents	$2,261	$27,044

Total debt(2):	13,604	2,486
Borrowings under our credit facility	11,118	—
Deemed landlord financing	2,486	2,486
Total members’/stockholders’ equity:
Members’ equity	51,859	—
Stockholders’ equity
Class A common stock, par value $0.01 per share, 70,000,000 shares authorized and 8,244,488 shares issued and outstanding on a pro forma as adjusted basis	—	82
Class B common stock, par value $0.01 per share, 70,000,000 shares authorized and 17,008,266 shares issued and outstanding on a pro forma as adjusted basis	—	—
Additional paid-in capital	—	28,478
Accumulated earnings	—	—

Total equity	51,859	28,560

Non-controlling interest	—	59,150
Total members’/stockholders’ equity attributable to the Company	—	87,710

Total capitalization	$65,463	$90,196

footnotes on following page

(1)

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $4.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and estimated offering expenses. Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $14.0 million, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses.

(2)

Total debt consists of borrowings under our credit facility (as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility”) and deemed landlord financing.

DILUTION

If you invest in shares of our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of Class A common stock attributable to the existing stockholders for the presently outstanding shares of Class A common stock. We calculate net tangible book value per share of our Class A common stock by dividing the net tangible book value by the number of outstanding shares of our Class A common stock.

Our pro forma net tangible book value at September 30, 2014 was approximately $(1.9) million, or approximately $(0.23) per share of our Class A common stock (based on the number of shares of Class A common stock outstanding on a pro forma basis). Pro forma net tangible book value per share before this offering represents net tangible book value (total consolidated tangible assets less total consolidated liabilities) divided by the number of shares of Class A common stock outstanding at September 30, 2014, assuming that the Recapitalization Transactions had taken place on September 30, 2014. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $15.00 per share (the mid-point of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described in the section entitled “Use of Proceeds,” our pro forma as adjusted net tangible book value at September 30, 2014 would have been approximately $52.9 million, or $6.41 per share of Class A common stock. This represents an immediate increase in pro forma net tangible book value per share of $6.64 to existing stockholders and an immediate dilution in pro forma net tangible book value per share of $8.59 to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share at September 30, 2014	$(0.23)
Increase in pro forma net tangible book value per share attributable to new investors	6.64

Pro forma net tangible book value per share after offering		6.41

Dilution per share to new investors		$8.59

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our net tangible book value by $4.7 million, the net tangible book value per share after this offering by $0.56 and the dilution per share to new investors by $0.44, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our Class A common stock after giving effect to this offering, the immediate dilution in net tangible book value per share to investors in this offering would be $7.96 per share.

The following table sets forth, on the same pro forma basis, as of September 30, 2014, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of Class A common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share

	Number	Percent	Amount	Percent
Existing stockholders	—	—%	$—	—%	$—
New investors	5,000,000	100%	$75,000,000	100%	$15.00
Total	5,000,000	100%	$75,000,000	100%	$15.00

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing stockholders would be 36.1%, and the percentage of shares of our Class A common stock held by new investors would be 63.9%.

To the extent any outstanding options granted under our 2014 Omnibus Incentive Plan are exercised or become vested or any additional options are granted and exercised or other equity awards are granted and become vested or other issuances of shares of our Class A common stock are made, there may be further economic dilution to new investors. The number of shares of our Class A common stock set forth in the table above is based on shares of our Class A common stock outstanding and does not reflect:

•	2,525,275 shares of Class A common stock reserved for issuance under our 2014 Omnibus Incentive Plan.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize the condensed consolidated financial information of The Habit Restaurants, LLC, as well as pro forma information that reflects the impact of the Recapitalization Transactions. The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, the principal assets of which are equity interests in The Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of this registration statement.

We derived the unaudited pro forma condensed consolidated financial information set forth below by the application of pro forma adjustments to the audited and unaudited consolidated financial statements included elsewhere in this prospectus.

The unaudited condensed consolidated pro forma statements of income for the 39 weeks ended September 30, 2014 and for the year ended December 31, 2013 and the unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 present our consolidated results of operations and financial position to give pro forma effect to the Recapitalization Transactions described in the section entitled “The Recapitalization” and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares), and the application of the net proceeds from this offering, as if all such transactions had been completed as of January 1, 2013 with respect to the unaudited condensed consolidated pro forma statements of income and as of September 30, 2014 with respect to the unaudited pro forma condensed consolidated balance sheet. The unaudited pro forma condensed consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

•	the Recapitalization Transactions described in the section entitled “The Recapitalization”;

•	this offering and the use of a portion of the proceeds as described in the section entitled “Use of Proceeds”;

•	the tax receivable agreement we will enter into with the existing owners as described in the section entitled “The Recapitalization—Tax Receivable Agreement”; and

•

In the case of the unaudited pro forma condensed consolidated statements of income, a provision for corporate income taxes on the income of The Habit Restaurants, Inc. at an effective rate of 39.64% which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Recapitalization Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma condensed consolidated financial information and the accompanying notes in conjunction with the consolidated historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial and Operating Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Habit Restaurants, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2013

	The Habit Restaurants, LLC Actual		Recapitalization Adjustments		As Adjusted Before Offering	Offering		The Habit Restaurants, Inc. Pro Forma
(amounts in thousands)
Revenue
Revenue	$120,373		$—		$120,373	$—		$120,373
Franchise/license revenue	—		—		—	—		—

Total revenue	120,373		—		120,373	—		120,373
Operating Expenses
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	38,789		—		38,789	—		38,789
Labor and related expenses	35,782		—		35,782	—		35,782
Occupancy and other operating expenses	18,906		—		18,906	—		18,906
General and administrative expenses	12,634		—		12,634	—		12,634
Depreciation and amortization expense	6,008		—		6,008	—		6,008
Pre-opening costs	1,754		—		1,754	—		1,754
Loss on disposal of assets	15		—		15	—		15

Total operating expenses	113,888		—		113,888	—		113,888

Income from operations	6,485		—		6,485	—		6,485
Other Expenses
Interest expense, net	735		(455	)(a)	280	—		280

Income before income taxes	5,750		455		6,205	—		6,205
Provision for income taxes	—	(b)	383	(c)	383	418	(c)	801

Net income	$5,750		$72		$5,822	$(418)		$5,404
Less: net income attributable to noncontrolling interest	—		5,237	(d)	5,237	(1,055	)(e)	4,182

Net income attributable to Habit Restaurants, Inc.	$5,750		$(5,165)		$585	$637		$1,222

Net income attributable to Habit Restaurants, Inc. per share Class A common stock(f):
Basic								$0.15
Diluted								$0.15
Weighted average shares of Class A common stock outstanding:
Basic								8,244
Diluted								8,244

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income For The Year Ended December 31, 2013

(a) Adjustment for interest expense that will not be incurred after the use of the offering proceeds to repay all outstanding amounts owed under the Bridge Loan and revolving credit facility.

(b) The Habit Restaurants, LLC is a limited liability company that is treated by the members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

(c) We will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of The Habit Restaurants, LLC, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 39.64%, which includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(d) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interest for financial accounting purposes. The adjustment reflects the allocation of The Habit Restaurants, LLC income before income taxes to the noncontrolling interests, as The Habit Restaurants, LLC is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes and generally pays no tax on its net income. Prior to the consummation of this offering, The Habit Restaurants, LLC income before income taxes was attributable to the noncontrolling interest based on its 84% ownership interest.

(e) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interest for financial accounting purposes. The adjustment reflects the allocation of The Habit Restaurants, LLC income before income taxes to the noncontrolling interests, as The Habit Restaurants, LLC is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes and generally pays no tax on its net income. Upon consummation of this offering, the noncontrolling interests’ ownership of The Habit Restaurants, LLC will be diluted to 67.4% and therefore income before income taxes will be attributable to the noncontrolling interest based on its 67.4% ownership interest, and The Habit Restaurants, Inc., which indirectly owns the remaining 32.6% of the common units of the Habit Restaurants, LLC, is therefore allocated the remaining 32.6% of the income before income taxes of The Habit Restaurants, LLC.

(f) The pro forma earnings per share is calculated using the treasury stock method, using only the Class A shares. The Class B shares have no economic rights and therefore are excluded from this calculation.

The Habit Restaurants, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

39 Weeks Ended September 30, 2014

	The Habit Restaurants, LLC Actual		Recapitalization Adjustments		As Adjusted Before Offering	Offering		The Habit Restaurants, Inc. Pro Forma
(amounts in thousands)
Revenue
Revenue	$126,210		$—		$126,210	$—		$126,210
Franchise/license revenue	56		—		56	—		56

Total revenue	126,266		—		126,266	—		126,266
Operating Expenses
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	41,928		—		41,928	—		41,928
Labor and related expenses	37,362		—		37,362	—		37,362
Occupancy and other operating expenses	19,485		—		19,485	—		19,485
General and administrative expenses	12,574		—		12,574	—		12,574
Depreciation and amortization expense	5,991		—		5,991	—		5,991
Pre-opening costs	1,147		—		1,147	—		1,147
Loss on disposal of assets	115		—		115	—		115

Total operating expenses	118,602		—		118,602	—		118,602

Income from operations	7,664		—		7,664	—		7,664
Other Expenses
Interest expense, net	756		(527	)(a)	229	—		229

Income before income taxes	6,908		527		7,435	—		7,435
Provision for income taxes	—	(b)	460	(c)	460	501	(c)	961

Net income	$6,908		$67		$6,975	$(501)		$6,474
Less: net income attributable to noncontrolling interest	—		6,275	(d)	6,275	(1,264	)(e)	5,011

Net income attributable to Habit Restaurants, Inc.	$6,908		$6,208		$700	$763		$1,463

Net income attributable to Habit Restaurants, Inc. per share Class A common stock(f):
Basic								$0.18
Diluted								$0.18
Weighted average shares of Class A common stock outstanding:
Basic								8,244
Diluted								8,244

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income for the 39 Weeks Ended September 30, 2014

(a) Adjustment for interest expense that will not be incurred after the use of the offering proceeds to repay all outstanding amounts owed under the Bridge Loan and revolving credit facility.

(b) The Habit Restaurants, LLC is a limited liability company that is treated by the members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

(c) We will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of The Habit Restaurants, LLC, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 39.64%, which includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(d) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interest for financial accounting purposes. The adjustment reflects the allocation of The Habit Restaurants, LLC income before income taxes to the noncontrolling interests, as The Habit Restaurants, LLC is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes and generally pays no tax on its net income. Prior to the consummation of this offering, The Habit Restaurants, LLC income before income taxes was attributable to the noncontrolling interest based on its 84% ownership interest.

(e) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interest for financial accounting purposes. The adjustment reflects the allocation of The Habit Restaurants, LLC income before income taxes to the noncontrolling interests, as The Habit Restaurants, LLC is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes and generally pays no tax on its net income. Upon consummation of this offering, the noncontrolling interests’ ownership of The Habit Restaurants, LLC will be diluted to 67.4% and therefore income before income taxes will be attributable to the noncontrolling interest based on its 67.4% ownership interest, and The Habit Restaurants, Inc., which indirectly owns the remaining 32.6% of the common units of the Habit Restaurants, LLC, is therefore allocated the remaining 32.6% of the income before income taxes of The Habit Restaurants, LLC.

(f) The pro forma earnings per share is calculated using the treasury stock method, using only the Class A shares. The Class B shares have no economic rights and therefore are excluded from this calculation.

The Habit Restaurants, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

September 30, 2014

	The Habit Restaurants, LLC Actual	Recapitalization Adjustments			As Adjusted Before Offering	Offering			The Habit Restaurants, Inc. Pro Forma
(amounts in thousands)
Assets
Current assets
Cash and cash equivalents	$2,261		$—	(a)	$2,261		$65,901	(e)	$27,044
							(41,118	)(a)
Accounts receivable	1,967				1,967				1,967
Inventory	786				786				786
Prepaid expenses	1,926				1,926				1,926

Total current assets	6,940		—		6,940		24,783		31,723
Property and equipment, net	60,593				60,593				60,593
Other assets
Trade-names	12,500				12,500				12,500
Goodwill	9,967				9,967				9,967
Deposits	1,647				1,647				1,647
Deferred tax assets	—		—		—		12,356	(b)	12,356
Other assets, net	117				117				117

Total assets	$91,764		$—		$91,764		$37,139		$128,903

Liabilities and Members’ / Stockholders Equity
Current liabilities
Accounts payable	$7,561	$			$7,561	$			$7,561
Employee-related accruals	4,819				4,819				4,819
Accrued expenses	4,672				4,672				4,672
Sales tax payable	1,545				1,545				1,545

Total current liabilities	18,597				18,597				18,597
Other liabilities:
Deferred rent	7,404				7,404				7,404
Deemed landlord financing	2,486				2,486				2,486
Deferred franchise income	300				300				300
Deferred tax liability	—		1,295		1,295		(1,295	)(b)	—
Amounts payable under Tax Receivable Agreement	—		—		—		12,406	(b)	12,406	(b)
Long-term debt, net of current portion	11,118		30,000		41,118		(41,118	)(a)	—

Total liabilities	39,905		31,295		71,200		(30,007)		41,193
Equity:
Members’ equity	51,859		(21,859	)(c)	—		—		—
			(30,000	)(a)
Common stock	—		32	(c)	32		50	(e)	82
Additional paid-in capital	—		(1,295	)(b)	2,083		65,851	(e)	28,478
			3,378	(c)			1,245	(b)
							(40,701	)(d)
Retained earnings
The Habit Restaurants, Inc. equity	51,859		(49,744)		2,115		26,445		28,560
Non-controlling interests	—		18,449	(c)	18,449		40,701	(d)	59,150

Total equity	51,859		(31,295)		20,564		67,146		87,710

Total liabilities and equity	$91,764		$—		$91,764		$37,139		$128,903

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2014

(a) In connection with the Recapitalization Transactions and immediately prior to the completion of this offering, The Habit Restaurants, LLC will incur $30 million of indebtedness under a bridge loan facility provided by California Bank & Trust (the “Bridge Loan”). The Habit Restaurants, LLC will immediately distribute such funds to its members. Additionally, The Habit Restaurants, LLC will use a portion of the offering proceeds to repay and extinguish the Bridge Loan and to repay all of the borrowings under our existing credit facility with California Bank & Trust.

(b) The Habit Restaurants, Inc. is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of deferred tax assets resulting from our status as a C Corporation. Temporary differences in the book and tax basis of our investment in The Habit Restaurants, LLC would have resulted in an unaudited pro forma deferred tax liability of $1.3 million as of September 30, 2014. Under the TRA associated with the exchange of The Habit Restaurants, LLC units for our common stock, we generally will be required to pay to the holders of units of The Habit Restaurants, LLC (other than units that we or our wholly-owned subsidiaries hold) 85% of the amount of cash savings, if any, in U.S. federal, state or local or foreign tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) certain tax benefits that are created as a result of the sales or exchanges of their units for shares of our common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Tax Receivable Agreement.”

The deferred tax asset of $12.4 million related to, and the $12.4 million in amounts payable under, the tax receivable agreement are assuming: (i) only exchanges associated with IPO; (ii) share price equal to $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); (iii) constant corporate income tax rate of 39.64%; (iv) no material changes in tax law; (v) ability to utilize tax attributes; (vi) iterative TRA payments; and (vii) excluding actual interest.

We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from future taxable exchanges of units by unit holders of The Habit Restaurants, LLC for shares of our common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c) As a C Corporation, we will no longer record members’ equity in the consolidated balance sheet. To reflect the C Corporation structure of our equity, we will separately present the value of our common stock, additional paid-in capital and retained earnings. The portion of the reclassification of members’ equity associated with additional paid-in capital was estimated as the remainder of capital contributions we have received less the $32,000 attributed to the par value of the common stock, the $30 million distribution and the $18.4 million allocated to the noncontrolling interest.

(d) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interests for financial accounting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma condensed consolidated total equity of The Habit Restaurants, LLC owned by those common unit holders.

(e) “Offering” represents the net proceeds from the sale of our common stock in this offering based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected consolidated financial information of The Habit Restaurants, LLC, our predecessor company, as well as pro forma information that reflects the impact of the Recapitalization Transactions and this offering. The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in The Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of this registration statement.

The selected statements of operations and cash flow data presented for the years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively, and the selected consolidated balance sheet data as of December 25, 2012 and December 31, 2013, respectively, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected statements of operations and cash flow data presented for the years ended December 31, 2009 and December 28, 2010, respectively, and the selected consolidated balance sheet data as of December 31, 2009, December 28, 2010 and December 27, 2011, respectively, have been derived from our audited consolidated financial statements that are not included in this prospectus. We have derived the selected statements of operations data for the 39 weeks ended September 24, 2013 and September 30, 2014, respectively, and the selected balance sheet data as of September 30, 2014 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The selected balance sheet as of September 24, 2013 has been derived from our unaudited interim condensed consolidated financial statement for such period, which is not included in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results for any prior period are not necessarily indicative of our results in any future period, and our results for any interim periods are not necessarily indicative of results for a full fiscal year.

This selected historical consolidated financial and other data should be read in conjunction with the disclosures set forth in the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2009, 2010, 2011, 2012 and 2013 ended on December 31, 2009, December 28, 2010, December 27, 2011, December 25, 2012 and December 31, 2013, respectively. The 2013 fiscal year contained 53 weeks, while all other years presented contain 52 weeks.

	Fiscal Year Ended					39 Weeks Ended
	December 31, 2009	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(dollar amounts in thousands, except per share data)						(unaudited)
Statement of Operations Data:
Revenue
Revenue	$28,101	$41,804	$59,236	$84,158	$120,373	$84,889	$126,210
Franchise/license revenue	—	—	—	—	—	—	56

Total revenue	28,101	41,804	59,236	84,158	120,373	84,889	126,266
Operating Expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	8,663	13,055	19,538	26,396	38,789	27,521	41,928
Labor and related expenses	8,973	13,002	18,135	25,831	35,782	25,126	37,362
Occupancy and other operating expenses	4,381	6,490	8,563	12,687	18,906	13,233	19,485
General and administrative expenses	4,527	5,320	6,850	10,254	12,634	9,057	12,574
Depreciation and amortization	922	1,597	2,292	3,923	6,008	4,124	5,991
Pre-opening costs	306	364	1,122	1,458	1,754	977	1,147
Loss on disposal of assets	—	2	4	3	15	7	115

Total operating expenses	27,772	39,830	56,502	80,552	113,888	80,045	118,602

Income from operations	329	1,974	2,734	3,606	6,485	4,844	7,664
Other Expenses:
Interest expense	226	198	344	548	735	514	756
Income before income tax	103	1,776	2,389	3,058	5,750	4,330	6,908
Provision for income taxes(1)	—	—	—	—	—	—	—
Net income	$103	$1,776	$2,389	$3,058	$5,750	$4,330	$6,908

Pro Forma Net Income and Per Share Data(2):
Pro forma net income					$1,222		$1,463
Pro forma net income per share
Basic					$0.15		$0.18
Diluted					$0.15		$0.18
Weighted average shares used in computing pro forma net income per share
Basic					8,244		8,244
Diluted					8,244		8,244

	Fiscal Year Ended					39 Weeks Ended
	December 31, 2009	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(dollar amounts in thousands, except per share data)						(unaudited)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$1,663	$4,147	$6,772	$11,244	$15,374	$10,573	$17,860
Net cash used in investing activities	(5,001)	(4,677)	(11,274)	(14,968)	(20,234)	(11,629)	(14,935)
Net cash provided by/(used in) financing activities	3,059	—	2,936	3,735	4,682	865	(786)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$2,384	$1,854	$288	$300	$122	$109	$2,261
Property and equipment, net(3)	9,553	12,650	22,642	34,775	50,076	42,253	60,593
Total assets	35,153	38,076	47,137	60,136	77,881	68,221	91,764
Total debt(4)	906	910	4,241	8,504	13,966	13,966	13,604
Total stockholders’ equity	31,241	33,225	35,874	39,130	45,067	43,553	51,859
Other Operating Data (unaudited):
Total restaurants at end of period(5)	26	33	46	63	85	73	99
Company-owned restaurants at end of period	26	33	46	63	85	73	98
Comparable restaurant sales growth(6)	1.9%	5.4%	8.7%	3.5%	3.6%	2.9%	9.8%
Company-owned average unit volumes	$1,249	$1,347	$1,526	$1,565	$1,634	$1,592	$1,741
Restaurant contribution(7)	6,084	9,257	13,000	19,243	26,896	19,009	27,435
as a percentage of revenue	21.6%	22.1%	21.9%	22.9%	22.3%	22.4%	21.7%
EBITDA(8)	$1,251	$3,571	$5,025	$7,529	$12,492	$8,968	$13,655
Adjusted EBITDA(8)	1,908	4,300	6,558	10,251	14,656	10,279	15,780
as a percentage of revenue	6.8%	10.3%	11.1%	12.2%	12.2%	12.1%	12.5%
Capital expenditures(9)	$5,001	$4,677	$11,274	$14,968	$20,234	$11,629	$14,935

(1)

The Habit Restaurants, LLC is a limited liability company that is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

(2)

The unaudited pro forma net income data give effect to the Recapitalization Transactions and the sale of 5,000,000 shares of our Class A common stock by us in this offering at the initial public offering price of $15.00 per share and the use of proceeds contemplated hereby. For a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

(3)	Property and equipment, net consists of property owned, net of accumulated depreciation and amortization.
(4)

Total debt consists of borrowings under our credit facility (as defined under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility” below) and deemed landlord financing.

(5)	Does not include the five licensed locations in Santa Barbara County. See the section entitled “Certain Relationships and Related Party Transactions—License Agreement with Co-Founders.”
(6)

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base in the accounting period following its 18th full period of operations.

footnotes continued on following page

(7)

Restaurant contribution is neither required by, nor presented in accordance with, GAAP, and is defined as company-owned restaurant revenue less company-owned restaurant operating costs. Restaurant contribution is a supplemental measure of operating performance of our restaurants and our calculation thereof may not be comparable to that reported by other companies. Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes that restaurant contribution is an important tool for investors because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution as a key metric to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of restaurant contribution and other key performance indicators.

A reconciliation of restaurant contribution to company-owned restaurant revenue is provided below:

	Fiscal Year Ended					39 Weeks Ended
	December 31, 2009	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands)						(unaudited)
Revenue	$28,101	$41,804	$59,236	$84,158	$120,373	$84,889	$126,210
Restaurant operating costs	22,018	32,547	46,236	64,915	93,477	65,880	98,775

Restaurant contribution	$6,084	$9,257	$13,000	$19,243	$26,896	$19,009	$27,435

(8)

EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest expense, provision for income taxes, depreciation, amortization and certain items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including that (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

footnotes continued on following page

The following table presents a reconciliation of Adjusted EBITDA and restaurant-level EBITDA to net income:

	Fiscal Year Ended					39 Weeks Ended
	December 31, 2009	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands)						(unaudited)
Net income	$103	$1,776	$2,389	$3,058	$5,750	$4,330	$6,908
Non-GAAP adjustments:
Provision for income taxes	—	—	—	—	—	—	—
Interest expense, net	226	198	344	548	735	514	756
Depreciation and amortization	922	1,597	2,292	3,923	6,008	4,124	5,991

EBITDA	$1,251	$3,571	$5,025	$7,529	$12,492	$8,968	$13,655

Share-based compensation expense(a)	$194	$207	$251	$301	$260	$216	$304
Management fees(b)	158	156	157	160	144	120	114
Loss on disposal of assets(c)	—	2	4	3	15	7	115
Legal settlement(d)	—	—	—	800	(9)	(9)	—
Pre-opening costs(e)	306	364	1,122	1,458	1,754	977	1,147
Costs associated with becoming a public company	—	—	—	—	—	—	445

Adjusted EBITDA	$1,908	$4,300	$6,558	$10,251	$14,656	$10,279	$15,780

(a)	Includes non-cash, share-based compensation.
(b)	Includes management fees and other out-of-pocket costs incurred by us and payable to our Sponsor.
(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(d)	One time costs related to the settlement of a legal matter.
(e)

Pre-opening costs consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include occupancy costs incurred between the date of possession and opening date of our restaurants.

(9)	Capital expenditures consist of cash paid related to new restaurant construction, the remodel and maintenance of existing restaurants and other corporate expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in the Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in the Habit Restaurants, LLC) and (iii) the preparation of this registration statement. Upon the completion of the Recapitalization Transactions, we will conduct our business through The Habit Restaurants, LLC and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Fiscal Year

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2011, 2012 and 2013 ended on December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

Overview

The Habit Burger Grill is a high-growth, fast casual restaurant concept that specializes in preparing fresh, made-to-order char-grilled burgers and sandwiches featuring USDA choice tri-tip steak, grilled chicken and sushi-grade albacore tuna cooked over an open flame. In addition, we feature freshly prepared salads and an appealing selection of sides, shakes and malts. The char-grilled preparation of our fresh burgers topped with caramelized onions and fresh produce has generated tremendous consumer response resulting in our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines. We operate in the approximately $34.5 billion fast casual restaurant segment, which we believe has created significant recent disruption in the restaurant industry and is rapidly gaining market share from adjacent restaurant segments, resulting in significant growth opportunities for restaurant concepts such as The Habit.

We believe our restaurant concept delivers a highly differentiated customer experience by combining the quality and hospitality that customers commonly associate with our full service and fast casual restaurant competitors with the convenience and value customers generally expect from traditional fast food restaurants. The foundation of our brand is based on our four pillars of Quality, Environment, Hospitality and Value.

Our disciplined growth strategy has enabled strong growth across all of our key performance metrics. The Habit has grown from 26 locations across three markets in California as of December 31, 2009 to 99 locations across 10 markets in four states in the 39 weeks ended September 30, 2014 and we had a compound annual growth rate (“CAGR”) of our units from 2009 to 2013 of 34.5%. Our restaurants have generated 43 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic. We have grown our company-owned restaurant AUVs from approximately $1.2 million in fiscal year 2009 to approximately $1.7 million for the 52 weeks ended

September 30, 2014, representing an increase of 39.4%. From fiscal year 2009 to fiscal year 2013, our revenue increased from $28.1 million to $120.4 million, our net income increased from $0.1 million to $5.7 million (such amounts exclude income taxes due to the tax status of the Company during such time period) and Adjusted EBITDA increased from $1.9 million to $14.7 million. For more information, see the section entitled “Business.” For a reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see “—EBITDA and Adjusted EBITDA.”

History and Operations

The first location opened in Santa Barbara, California in 1969. Our restaurant concept has been, and continues to be built around a distinctive and diverse menu, headlined by fresh, char-grilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients. Our Chief Executive Officer, Russell W. Bendel, joined The Habit in 2008, after our Sponsor, KarpReilly, LLC, a private investment firm based in Greenwich, Connecticut, acquired an equity interest in us in 2007. At the time of KarpReilly’s investment, we had 17 locations. Since then, we have grown our brand on a disciplined basis designed to capitalize on the large market opportunity available to us and, as of October 20, 2014, we had 99 locations. Our highly experienced management team has created and refined the infrastructure to create replicable restaurant-level systems, processes and training procedures that can deliver a high-quality experience that is designed to consistently exceed our customers’ expectations.

Growth Strategies and Outlook

We plan to continue to expand our business, drive comparable restaurant sales growth and enhance our competitive positioning by executing on the following strategies:

•	expand our restaurant base;

•	increase our comparable restaurant sales; and

•	enhance operations and leverage our infrastructure to improve long-term profitability.

We had 99 restaurants in 10 markets in four states as of October 20, 2014, including licensed locations (excluding the five licensed locations in Santa Barbara County—see the section entitled “Certain Relationships and Related Party Transactions—License Agreement With Co-Founders”). We opened 22 restaurants in 2013. From January 1, 2014 through October 20, 2014, we opened 14 restaurants, and we expect to open a total of 23 to 25 restaurants in 2014. We currently have one licensed restaurant located on the campus of The University of Southern California. Over the next four years, we plan to double the number of The Habit locations. To increase comparable restaurant sales, we plan to continue delivering superior execution, increasing customer frequency, attracting new customers and improving per customer spend. We believe we are well positioned for future growth, with a developed corporate infrastructure capable of supporting our expanding restaurant base. Additionally, we believe we have an opportunity to enhance our profitability as we benefit from increased economies of scale. However, these growth rates cannot be guaranteed.

Effects of the Recapitalization Transactions

The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in the Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in the Habit Restaurants, LLC) and (iii) the preparation of this registration statement.

Immediately following the completion of this offering, The Habit Restaurants, Inc. will be a holding company, and will have a controlling direct and indirect equity interest in The Habit Restaurants, LLC. As the sole managing member of The Habit Restaurants, LLC, The Habit Restaurants, Inc. will operate and control all of the business and affairs of The Habit Restaurants, LLC and, through The Habit

Restaurants, LLC and its subsidiaries, conduct our business. The Habit Restaurants, Inc. will consolidate the financial results of The Habit Restaurants, LLC in its consolidated financial statements and will report non-controlling interests related to the LLC Units held by the Continuing LLC Owners on its consolidated financial statements.

In connection with this offering, we will enter into the TRA. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally will retain 15% of the applicable tax savings. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Tax Receivable Agreement.”

The Habit Restaurants, Inc. may accumulate cash balances in future years resulting from distributions from The Habit Restaurants, LLC exceeding our tax or other liabilities. To the extent The Habit Restaurants, Inc. does not use such cash balances to pay a dividend on Class A common stock and instead decides to hold such cash balances, Continuing LLC Owners who exchange LLC Units for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Exchange Procedures.”

Pursuant to and subject to the terms of the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which such shares will be cancelled in connection with any such exchange) for, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As any Continuing LLC Owner exchanges its LLC Units, The Habit Restaurants, Inc.’s interest in The Habit Restaurants, LLC will increase. The LLC Agreement will also provide that a Continuing LLC Owner will not have the right to exchange LLC Units if, among other things, we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We may impose additional restrictions on exchange that we determine to be necessary or advisable to prevent The Habit Restaurants, LLC from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. When a holder exchanges LLC Units and an equal number of shares of Class B common stock for shares of Class A common stock, because The Habit Restaurants, Inc. acquires additional LLC Units in connection with such exchange, the number of LLC Units held by The Habit Restaurants, Inc. will correspondingly increase, and such shares of Class B common stock will be cancelled. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Exchange Procedures.”

As noted above, each of the Continuing LLC Owners will also hold a number of shares of our Class B common stock equal to the number of LLC Units held by such person. Although shares of Class B common stock have no economic rights, they give holders voting power at The Habit Restaurants, Inc., the managing member of The Habit Restaurants, LLC, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote. Accordingly, the voting power afforded to the Continuing LLC Owners by their shares of Class B common stock is automatically and correspondingly reduced as they exchange LLC Units and Class B common stock for shares of our Class A common stock pursuant to the LLC Agreement. Additionally, the voting power afforded to such Continuing LLC Owners will correspondingly increase as a result of the issuance of Class A common stock. Therefore, as a result of these transactions (and without taking into account any subsequent sale of shares of Class A common stock issued pursuant to the LLC Agreement), the voting power will effectively remain unchanged.

Key Measures We Use to Evaluate Our Performance

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are revenue, comparable restaurant sales growth, AUVs, restaurant contribution, number of new restaurant openings, EBITDA and Adjusted EBITDA.

Revenue

Revenue consists of sales of food and beverages in company-owned restaurants and mobile event based catering trucks, net of promotional allowances and employee meals. Several factors impact our revenue in any period, including the number of restaurants in operation and per restaurant sales.

Comparable Restaurant Sales Growth

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We include restaurants in the comparable restaurant base in the accounting period following its 18th full period of operations. Each of our periods is the applicable four or five week reporting period, except for the 12th period of a 53-week year, which contains six weeks. As of the end of fiscal years 2010, 2011, 2012 and 2013, there were 21, 30, 36 and 51 restaurants, respectively, in our comparable restaurant base. This measure highlights performance of existing restaurants, as the impact of new restaurant openings is excluded.

Comparable restaurant sales growth is generated by increases in customer traffic or increases in per customer spend. Per customer spend can be influenced by changes in menu prices and/or the mix and number of items sold per transaction.

Measuring our comparable restaurant sales growth allows us to evaluate the performance of our existing restaurant base. Various factors impact comparable restaurant sales, including:

•	our ability to operate restaurants effectively and efficiently to meet consumer expectations;

•	opening of new restaurants in the vicinity of existing locations;

•	consumer recognition of our brand and our ability to respond to changing consumer preferences;

•	pricing;

•	customer traffic;

•	per customer spend and average transaction amount;

•	local competition;

•	marketing and promotional efforts;

•	introduction of new menu items; and

•	overall economic trends, particularly those related to consumer spending.

The following table shows our quarterly comparable restaurant sales growth since 2010:

	Fiscal Year 2010				Fiscal Year 2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Comparable Restaurant Sales Growth	5.9%	3.5%	5.8%	6.5%	8.8%	10.2%	8.8%	7.5%
Comparable Restaurants	20	20	21	21	22	24	28	30

	Fiscal Year 2012				Fiscal Year 2013				39 Weeks Ended September 30, 2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Comparable Restaurant Sales Growth	4.9%	3.6%	2.7%	3.0%	1.5%	3.4%	3.6%	5.5%	6.0%	6.3%	16.2%
Comparable Restaurants	31	33	34	36	39	45	47	51	56	60	66

Average Unit Volumes (AUVs)

AUVs are calculated by dividing revenue for the trailing 52-week period for all company-owned restaurants that have operated for 12 full periods by the total number of restaurants open for such period. For purposes of the AUV calculation in 2013, we used the last 52 of the 53 weeks of the fiscal year. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Restaurant Contribution

Restaurant contribution is defined as revenue less restaurant operating costs, which are food and paper costs, labor and related expenses, occupancy and other operating expenses. We expect restaurant contribution to increase in proportion to the number of new company-owned restaurants we open and our comparable restaurant sales growth. Fluctuations in restaurant contribution margin can also be attributed to those factors discussed below for the components of restaurant operating costs.

Number of New Restaurant Openings

The number of company-owned restaurant openings reflects the number of restaurants opened during a particular reporting period. Before we open new company-owned restaurants, we incur pre-opening costs. Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. Typically, our new restaurants have stabilized sales after approximately 13 to 26 weeks of operation, at which time the restaurant’s sales typically begin to grow on a consistent basis. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. New restaurants may not be profitable, and their sales performance may not follow historical patterns. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations. The following table shows the growth in our company-owned restaurant base for the fiscal years 2009, 2010, 2011, 2012 and 2013, respectively, and for the 39 weeks ended September 30, 2014.

	Fiscal Year Ended					39 Weeks Ended September 30, 2014
	December 31, 2009	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013
Company-owned restaurant base
Beginning of period	21	26	33	46	63	85
Openings	5	7	13	17	22	13

Restaurants at end of period	26	33	46	63	85	98

Franchised/licensed restaurants(1)
Beginning of period	—	—	—	—	—	—
Openings	—	—	—	—	—	1

Restaurants at end of period	—	—	—	—	—	1

Total restaurants
Beginning of period	21	26	33	46	63	85
Openings	5	7	13	17	22	14

Restaurants at end of period	26	33	46	63	85	99

Year-over-year growth
Total restaurants	23.8%	26.9%	39.4%	37.0%	34.9%

(1)	Does not include the five licensed locations in Santa Barbara County. See the section entitled “Certain Relationships and Related Party Transactions—License Agreement with Co-Founders.”

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA plus pre-opening costs, share-based compensation, loss on disposal of assets, legal settlement, and management and consulting fees.

EBITDA and Adjusted EBITDA as presented in this prospectus are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results.

Our management uses EBITDA and Adjusted EBITDA (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies. For more information, see the section entitled “—EBITDA and Adjusted EBITDA.”

Key Financial Definitions

Revenue.    Revenue represents sales of food and beverages in company-owned restaurants and catering trucks, net of promotional allowances and employee meals. Restaurant sales in a given period are directly impacted by the number of operating weeks in the period, the number of restaurants we operate and comparable restaurant sales growth.

Franchise/license revenue.    Franchise/license revenue consists of fees charged to, and royalty revenue collected from, franchise/license owners who enter into a franchise/license agreement with us. We recognize franchise/license revenue when all material obligations have been performed and conditions have been satisfied, typically when operations of a new franchise or licensed restaurant have commenced. The fees collected by the company upon signing a franchise/license agreement are deferred until operations have commenced.

Food and paper costs.    Food and paper costs consist primarily of food, beverage and packaging costs. The components of cost of sales are variable in nature, change with sales volume and are influenced by menu mix and subject to increases or decreases based on fluctuations in commodity costs. Other important factors causing fluctuations in food and paper costs include seasonality, discounting activity and restaurant level management of food waste. Food and paper costs are a substantial expense and can be expected to grow proportionally as our revenue grows.

Labor and related expenses.    Labor and related expenses includes all restaurant-level management and hourly labor costs, including wages, benefits and bonuses, payroll taxes and other indirect labor costs. Like our other expense items, we expect labor and related expenses to grow proportionally as our revenue grows. Factors that influence fluctuations in our labor and related expenses include minimum wage and payroll tax legislation, the frequency and severity of workers’ compensation claims, health care costs and the performance of our restaurants.

Occupancy and other operating expenses.    Occupancy and other operating expenses include all other restaurant-level operating expenses, such as supplies, utilities, repairs and maintenance, travel costs, credit card fees, recruiting, expenses related to our call center services, restaurant-level marketing costs, security, rent, common area maintenance, property taxes/licenses and insurance.

General and administrative expenses.    General and administrative expenses include expenses associated with corporate and regional supervision functions that support the operations of existing restaurants and development of new restaurants, including compensation and benefits, travel expenses, share-based compensation expenses, legal and professional fees, marketing costs, information systems, corporate office rent and other related corporate costs. General and administrative expenses can be expected to grow as we grow, including incremental legal, accounting, insurance and other expenses incurred as a public company.

Depreciation and amortization expense.    Depreciation and amortization expenses are periodic non-cash charges that consist of depreciation of fixed assets, including equipment and capitalized leasehold improvements. Depreciation is determined using the straight-line method over the assets’ estimated useful lives, ranging from three to ten years. Our deemed landlord asset is depreciated over 40 years.

Pre-opening costs.    Pre-opening costs are incurred in connection with the hiring and training of personnel, as well as occupancy and other operating expenses during the build-out period of new restaurant openings. Pre-opening costs also include rent recorded between the date of possession and the opening date for our new restaurants. Pre-opening costs are expensed as incurred.

Loss on disposal of assets.    Loss on disposal of assets is composed of the loss on retirements and replacements of leasehold improvements, furniture, fixtures and equipment. These losses are related to normal disposals in the ordinary course of business, along with disposals related to selected restaurant remodeling activities.

Interest expense.    Interest expense includes cash and imputed non-cash charges related to our deemed landlord financing, non-cash charges related to our residual value obligations, as well as cash payments and accrued charges related to our outstanding credit facility.

Provision for income taxes.    Provision for income taxes represents federal, state and local current and deferred income tax expense. The low effective tax rate is attributable to The Habit Restaurants, LLC being treated by its members as a partnership for federal, and applicable state income tax purposes. Accordingly, income taxes (and the effective tax rate) can be expected to increase following this offering. As a partnership, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. In contrast, The Habit Restaurants, Inc. will be a corporation for federal, state and local income tax purposes, and Habit and its subsidiaries will pay tax on their allocable share of income of The Habit Restaurants, LLC.

Consolidated Results of Operations

39 Weeks Ended September 24, 2013 Compared to 39 Weeks Ended September 30, 2014

The following table presents selected condensed consolidated comparative results of operations from our unaudited consolidated financial statements for the 39 weeks ended September 24, 2013 compared to the 39 weeks ended September 30, 2014:

	39 Weeks Ended				Increase
Consolidated Statement of Operations Data:	September 24, 2013		September 30, 2014		$	%
(amounts in thousands)
Revenue
Revenue	$84,889	100.0%	$126,210	100.0%	$41,321	48.7%
Franchise/license revenue	—	0.0%	56	0.0%	56	—

Total revenue	84,889	100.0%	126,266	100.0%	41,377	48.7%
Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper costs	27,521	32.4%	41,928	33.2%	14,407	52.4%
Labor and related expenses	25,126	29.6%	37,362	29.6%	12,236	48.7%
Occupancy and other operating expenses	13,233	15.6%	19,485	15.4%	6,252	47.2%
General and administrative expenses	9,057	10.7%	12,574	10.0%	3,517	38.8%
Depreciation and amortization expense	4,124	4.9%	5,991	4.7%	1,867	45.3%
Pre-opening costs	977	1.2%	1,147	0.9%	170	17.5%
Loss on disposal of assets	7	0.0%	115	0.1%	108	*

Total operating expenses	80,045	94.3%	118,602	93.9%	38,557	48.2%

Income from operations	4,844	5.7%	7,664	6.1%	2,820	58.2%
Other expenses
Interest expense	514	0.6%	756	0.6%	242	47.0%
Income before income taxes	4,330	5.1%	6,908	5.5%	2,578	59.5%
Provision for income taxes	—	—	—	—	—	—
Net income	$4,330	5.1%	$6,908	5.5%	$2,578	59.5%

*	Not meaningful

Revenue. Revenue increased $41.3 million, or 48.7%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to a $23.8 million increase in sales from new restaurants which were not open in the prior comparable period in 2013 and a $10.1 million increase in sales from restaurants open for the full 2014 period that were not open for the full 2013 period and did not fall in to the comparable restaurant base. In addition, comparable restaurant sales increased $7.1 million, or 9.8%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013. The growth in comparable restaurant sales for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013 was primarily due to an increase in traffic of 6.4% and an increase in average transaction amount of 3.2%. We believe that the larger increase in comparable restaurant sales growth during the third quarter of 2014 as compared to prior periods was primarily attributable to consumer response to our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines.

Franchise/license revenue.    Franchise/license revenue was $0.06 million for the 39 weeks ended September 30, 2014 as compared to no franchise/license revenue in the prior comparable period in 2013, due to licensing and royalty fees associated with the opening of one licensed location in January 2014.

Food and paper costs.    Food and paper costs increased $14.4 million, or 52.4%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to the increase in restaurant sales. As a percentage of revenue, food and paper costs increased from 32.4% in the 39 weeks ended September 24, 2013 to 33.2% in the corresponding 2014 period. This increase was primarily driven by food cost inflation with increases in protein and dairy costs, and was partially offset by lower produce costs.

Labor and related expenses.    Labor and related expenses increased $12.2 million, or 48.7%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to the increased labor costs due to higher restaurant sales. As a percentage of revenue, labor and related expenses remained flat at 29.6% in the 39 weeks ended September 30, 2014 compared to the corresponding 2013 period. Labor costs were flat primarily due to leverage gained from sales increases which was offset by increases in wage rates for hourly employees.

Occupancy and other operating expenses.    Occupancy and other operating expenses increased $6.3 million, or 47.3%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to the addition of new restaurants. As a percentage of revenue, occupancy and other operating expenses decreased from 15.6% in the 39 weeks ended September 24, 2013 to 15.4% in the corresponding 2014 period primarily due to leverage from sales increases.

General and administrative expenses.    General and administrative expenses increased $3.5 million, or 38.8%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to costs associated with supporting an increased number of restaurants, including costs associated with the increasing number of employees and field and corporate supervision required to support the new restaurants. The increase in general and administrative expenses in the 39 weeks ended September 30, 2014 was also attributable to initial public offering readiness costs of approximately $0.5 million. As a percentage of revenue, general and administrative expenses decreased from 10.7% in the 39 weeks ended September 24, 2013 to 10.0% in the corresponding 2014 period, due to leverage gained from sales increases.

Depreciation and amortization expenses.    Depreciation and amortization increased $1.9 million, or 45.3%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to the increased number of restaurants. As a percentage of revenue, depreciation and amortization decreased from 4.9% in the 39 weeks ended September 24, 2013 to 4.7% in the 39 weeks ended September 30, 2014 primarily due to the leverage gained from sales increases.

Pre-opening costs.    Pre-opening costs increased by $0.2 million, or 17.5% for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to 14 new company-owned restaurants that opened in the 39 weeks ended September 30, 2014 compared to 10 new company-owned restaurants that opened in the 39 weeks ended September 24, 2013. As a percentage of revenue, pre-opening costs decreased from 1.2% in the 39 weeks ended September 24, 2013, to 0.9% in the corresponding 2014 period.

Interest expense.    Interest expense increased $0.2 million, or 47.0%, for the 39 weeks ended September 30, 2014 as compared to the prior comparable period in 2013, primarily due to a higher debt base and associated interest expense. As a percentage of revenue, interest expense was 0.6% in both the 39 weeks ended September 24, 2013 and the corresponding 2014 period.

Provision for income taxes.    There was no provision for income taxes for the 39 weeks ended September 30, 2014 or in the prior comparable period in 2013 because we have been treated by the holders of our LLC Units as a partnership for federal and applicable state income tax purposes and, as such, have not been subject to income tax.

Fiscal Year Ended December 25, 2012 Compared to Fiscal Year Ended December 31, 2013

The following table presents selected consolidated comparative results of operations from our audited consolidated financial statements for the 52 weeks ended December 25, 2012 compared to the 53 weeks ended December 31, 2013:

	Fiscal Year Ended(1)				Increase
Consolidated Statement of Operations Data:	December 25, 2012		December 31, 2013		$	%
(dollar amounts in thousands)
Revenue
Revenue	$84,158	100.0%	$120,373	100.0%	$36,215	43.0%
Franchise/license revenue	—	0.0%	—	0.0%	—	—

Total revenue	$84,158	100.0%	$120,373	100.0%	$36,215	43.0%
Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper costs	26,396	31.4%	38,789	32.2%	12,392	46.9%
Labor and related expenses	25,831	30.7%	35,782	29.7%	9,951	38.5%
Occupancy and other operating expenses	12,687	15.1%	18,906	15.7%	6,219	49.0%
General and administrative expenses	10,254	12.2%	12,634	10.5%	2,381	23.2%
Depreciation and amortization expense	3,923	4.7%	6,008	5.0%	2,085	53.2%
Pre-opening costs	1,458	1.7%	1,754	1.5%	296	20.3%
Loss on disposal of assets	3	0.0%	15	0.0%	12	*

Total operating expenses	80,552	95.7%	113,888	94.6%	33,336	41.4%

Income from operations	3,606	4.3%	6,485	5.4%	2,879	79.8%
Other expenses
Interest expense	548	0.7%	735	0.6%	187	34.2%
Income before income taxes	3,058	3.6%	5,750	4.8%	2,692	88.0%
Provision for income taxes	—	—	—	—	—	—
Net income	$3,058	3.6%	$5,750	4.8%	$2,692	88.0%

(1)	The 2013 fiscal year contained 53 weeks, while fiscal year 2012 contained 52 weeks.
*	Not meaningful

Revenue.    Revenue increased $36.2 million, or 43.0%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to a $15.0 million increase in sales from new restaurants which were not open in fiscal year 2012 and an $18.4 million increase in sales from restaurants open for all of fiscal year 2013 that were not open for all of fiscal year 2012 and did not fall in to the comparable restaurant base. Comparable restaurant sales increased $2.6 million, or 3.6%, in fiscal year 2013 as compared to fiscal year 2012. Comparable restaurant sales growth was primarily due to an increase in traffic of 2.3% and an increase in average transaction amount of 1.3% in fiscal year 2013 as compared to fiscal year 2012. The additional operating week in fiscal year 2013 as compared to fiscal year 2012 contributed an additional $2.5 million to the revenue increase.

Franchise/license revenue.    We had no franchise/license revenue in fiscal years 2013 and 2012. We opened one franchise location in January 2014.

Food and paper costs.    Food and paper costs increased $12.4 million, or 46.9%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to the increase in restaurant sales. As a percentage of revenue, food and paper costs increased from 31.4% in fiscal year 2012 to 32.2% in fiscal year 2013. This increase was primarily driven by food cost inflation, with increases in protein and produce costs.

Labor and related expenses.    Labor and related expenses increased $10.0 million, or 38.5%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to the increased labor costs due to higher restaurant sales. As a percentage of revenue, labor and related expenses decreased from 30.7% in fiscal year 2012 to 29.7% in fiscal year 2013, primarily due to leverage gained on the comparable restaurant sales increase.

Occupancy and other operating expenses.    Occupancy and other operating expenses increased $6.2 million, or 49.0%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to new restaurants. As a percentage of revenue, occupancy and other operating expenses increased from 15.1% in fiscal year 2012 to 15.7% in fiscal year 2013 due to higher repairs and maintenance expenses and increased costs associated with a partial roll-out of a call center to enhance convenience and accessibility to the restaurants.

General and administrative expenses.    General and administrative expenses increased $2.4 million, or 23.2%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to costs associated with supporting an increased number of restaurants, including costs associated with the increasing number of administrative employees and field and corporate supervision required to support the new restaurants. As a percentage of revenue, general and administrative expenses decreased from 12.2% in fiscal year 2012 to 10.5% in fiscal year 2013, due to leverage gained from sales increases and an $0.8 million legal settlement in fiscal year 2012.

Depreciation and amortization expenses.    Depreciation and amortization increased $2.1 million, or 53.2%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to the increased number of restaurants. As a percentage of revenue, depreciation and amortization increased from 4.7% in fiscal year 2012 to 5.0% in fiscal year 2013.

Pre-opening costs.    Pre-opening costs increased by $0.3 million, or 20.3%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to 22 new company-owned restaurants that opened in fiscal year 2013 compared to 17 new company-owned restaurants that opened in fiscal year 2012. As a percentage of revenue, pre-opening costs decreased from 1.7% in fiscal year 2012, to 1.5% in fiscal year 2013.

Interest expense.    Interest expense increased $0.2 million, or 34.2%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to increased borrowings and associated interest expense. As a percentage of revenue, interest expense decreased from 0.7% in fiscal year 2012 to 0.6% in fiscal year 2013.

Provision for income taxes.    There was no provision for income taxes for fiscal year 2013 or in fiscal year 2012 because we have been treated by the holders of our LLC Units as a partnership for federal and applicable state income tax purposes and, as such, have not been subject to income tax.

Fiscal Year Ended December 27, 2011 Compared to Fiscal Year Ended December 25, 2012

The following table presents selected consolidated comparative results of operations derived from our audited consolidated financial statements for the fiscal year ended December 27, 2011 compared to the fiscal year ended December 25, 2012:

	Fiscal Year Ended				Increase / (Decrease)
Consolidated Statement of Operations Data:	December 27, 2011		December 25, 2012		$	%
(amounts in thousands)
Revenue
Revenue	$59,236	100.0%	$84,158	100.0%	$24,922	42.1%
Franchise/license revenue	—	0.0%	—	0.0%	—	—

Total revenue	59,236	100.0%	84,158	100.0%	24,922	42.1%
Operating expenses
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	19,538	33.0%	26,396	31.4%	6,858	35.1%
Labor and related expenses	18,135	30.6%	25,831	30.7%	7,696	42.4%
Occupancy and other operating expenses	8,563	14.5%	12,687	15.1%	4,124	48.2%
General and administrative expenses	6,850	11.6%	10,254	12.2%	3,404	49.7%
Depreciation and amortization expense	2,292	3.9%	3,923	4.7%	1,631	71.2%
Pre-opening costs	1,122	1.9%	1,458	1.7%	336	30.0%
Loss on disposal of assets	4	0.0%	3	0.0%	(1)	(19.5)%

Total operating expenses	56,502	95.4%	80,552	95.7%	24,050	42.6%
Income from operations	2,734	4.6%	3,606	4.3%	872	31.9%
Other expenses
Interest expense	344	0.6%	548	0.7%	203	59.0%
Income before income taxes	2,389	4.0%	3,058	3.6%	669	28.0%
Provision for income taxes	—	—	—	—	—	—
Net income	$2,389	4.0%	$3,058	3.6%	$669	28.0%

Revenue.    Revenue increased $24.9 million, or 42.1%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to an $11.8 million increase in sales from new restaurants which were not open in fiscal year 2011 and an $11.0 million increase in sales from restaurants open for all of fiscal year 2012 that were not open for all of fiscal year 2011 and did not fall in to the comparable restaurant base. Comparable restaurant sales increased $1.7 million, or 3.5%, in fiscal year 2012 as compared to fiscal year 2011. Comparable restaurant sales growth was primarily due to an increase in average transaction amount of 3.3%, after a price increase of 3.0% in February 2012, and an increase in traffic of 0.2% in fiscal year 2012 as compared to fiscal year 2011.

Franchise/license revenue.    There was no franchise/license revenue in fiscal years 2012 and 2011. We opened one licensed location in January 2014.

Food and paper costs.    Food and paper costs increased $6.9 million, or 35.1%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to the increase in restaurant sales. As a percentage of revenue, food and paper costs decreased from 33.0% in fiscal year 2011 to 31.4% in fiscal year 2012. This decrease was primarily driven by favorable commodity costs and leverage from a 3.0% price increase in February 2012.

Labor and related expenses.    Labor and related expenses increased $7.7 million, or 42.4%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to the increased labor costs resulting from higher restaurant sales. As a percentage of revenue, Labor and related expenses increased slightly from 30.6% in fiscal year 2011 to 30.7% in fiscal year 2012.

Occupancy and other operating expenses.    Occupancy and other operating expenses increased $4.1 million, or 48.2%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to new restaurants. As a percentage of revenue, occupancy and other operating expenses increased from 14.5% in fiscal year 2011 to 15.1% in fiscal year 2012 due to higher occupancy expenses as a percent of sales in new restaurants.

General and administrative expenses.    General and administrative expenses increased $3.4 million, or 49.7%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to costs associated with supporting an increased number of restaurants, including costs associated with the increasing number of administrative employees and field and corporate supervision required to support the new restaurants. As a percentage of revenue, general and administrative expenses increased from 11.6% in fiscal year 2011 to 12.2% in fiscal year 2012, due to an $0.8 million legal settlement in fiscal year 2012.

Depreciation and amortization expenses.    Depreciation and amortization increased $1.6 million, or 71.2%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to the increased number of restaurants. As a percentage of revenue, depreciation and amortization increased from 3.9% in fiscal year 2011 to 4.7% in fiscal year 2012.

Pre-opening costs.    Pre-opening costs increased by $0.3 million, or 30.0% for fiscal year 2012, primarily due to 17 new company-owned restaurants that opened in fiscal year 2012 compared to 13 new company-owned restaurants that opened in fiscal year 2011. As a percentage of revenue, pre-opening costs decreased from 1.9% in fiscal year 2011 to 1.7% in fiscal year 2012.

Interest expense.    Interest expense increased $0.2 million, or 59.0%, for fiscal year 2012 as compared to fiscal year 2011, primarily due to increased borrowings and associated interest expense. As a percentage of revenue, interest expense increased from 0.6% in fiscal year 2011 to 0.7% in fiscal year 2012.

Provision for income taxes.    There was no provision for income taxes for fiscal year 2012 or in fiscal year 2011 because we have been treated by the holders of our LLC Units as a partnership for federal and applicable state income tax purposes and, as such, have not been subject to income tax.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes and depreciation and amortization.

Adjusted EBITDA represents EBITDA plus pre-opening costs, share-based compensation, loss on disposal of assets, legal settlement, and management and consulting fees. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses EBITDA and Adjusted EBITDA (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other fast casual restaurants, which may present similar non-GAAP financial measures to investors. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same manner. Moreover, our definitions of EBITDA and Adjusted EBITDA as presented throughout this prospectus are not the same as these or similar terms in the applicable covenants of our credit facility.

Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•

share-based compensation expense is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net income to EBITDA and Adjusted EBITDA for the fiscal years ended 2011, 2012 and 2013, respectively, and for the 39 weeks ended September 24, 2013 and September 30, 2014, respectively:

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands)				(unaudited)
Net income	$2,389	$3,058	$5,750	$4,330	$6,908
Non-GAAP adjustments:
Provisions for income taxes	—	—	—	—	—
Interest expense	344	548	735	514	756
Depreciation and amortization	2,292	3,923	6,008	4,124	5,991

EBITDA	$5,025	$7,529	$12,492	$8,968	$13,655

Share-based compensation expense(a)	251	301	260	216	304
Management fees(b)	157	160	144	120	114
Loss on disposal of assets(c)	4	3	15	7	115
Legal settlement(d)	—	800	(9)	(9)	—
Pre-opening costs(e)	1,122	1,458	1,754	977	1,147
Costs associated with becoming a public company	—	—	—	—	445

Adjusted EBITDA	$6,558	$10,251	$14,656	$10,279	$15,780

(a)	Includes non-cash, share-based compensation.
(b)	Includes management fees and other out-of-pocket costs incurred by us and payable to our Sponsor.
(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(d)	One-time costs related to the settlement of a legal matter.
(e)

Pre-opening costs consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include occupancy costs incurred between the date of possession and opening date of our restaurants.

Quarterly Financial Data

The following table presents selected quarterly data through September 30, 2014. This quarterly information has been prepared using our unaudited interim condensed consolidated financial statements and includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of interim periods.

	Fiscal Quarter(1)
	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14
(dollar amounts in thousands)	(unaudited)
Selected Financial Data:
Total revenue	$26,062	$28,898	$29,929	$35,484	$37,756	$41,514	$46,996
Income from operations	1,408	2,067	1,369	1,641	2,725	2,549	2,390
Net income	1,240	1,901	1,188	1,420	2,494	2,303	2,111
EBITDA	2,693	3,437	2,838	3,524	4,613	4,491	4,550
Adjusted EBITDA	3,111	3,800	3,367	4,377	5,033	4,956	5,791

Selected Operating Data:
Company-owned restaurants at end of period	67	70	73	85	88	94	98
Licensed restaurants (end of period)	—	—	—	—	1	1	1
Total restaurants (end of period)	67	70	73	85	89	95	99
Comparable restaurant sales growth(2)	1.5%	3.4%	3.6%	5.5%	6.0%	6.3%	16.2%
Restaurant contribution	$5,795	$6,695	$6,520	$7,887	$8,403	$8,772	$10,260
Restaurant contribution margin	22.2%	23.2%	21.8%	22.2%	22.3%	21.1%	21.8%

(1)	Our fiscal quarters consist of 13 or 14 weeks. The fourth quarter of fiscal year 2013 contained 14 weeks, all other quarters presented contained 13 weeks.
(2)

We believe that the larger increase in comparable restaurant sales growth during the third quarter of 2014 as compared to prior periods was primarily attributable to consumer response to our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines.

Seasonality

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our restaurant revenue is typically slightly lower in the fourth quarter due to holiday closures. As a result of these factors, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly.

Liquidity and Capital Resources

As of September 30, 2014, we have commitments totaling $2.6 million for capital expenditures related to new restaurant openings.

Potential Impacts of Market Conditions on Capital Resources

We have continued to experience positive trends in consumer traffic and increases in comparable restaurant sales, operating cash flows and restaurant contribution margin. However, the restaurant industry continues to be challenged and uncertainty exists as to the sustainability of these favorable trends.

We believe that expected cash flow from operations, proceeds from this offering and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for at least the next 12 months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow and our ability to manage costs and working capital successfully.

Summary of Cash Flows

Our primary sources of liquidity and cash flows are derived from our operating cash flows and our credit facility. We use these to fund capital expenditures for new company-owned restaurant openings, reinvest in our existing restaurants, invest in infrastructure and information technology and maintain working capital. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day, or in the case of credit or debit card transactions, within several days of the related sale, and we typically have 20 to 30 days to pay our vendors.

The material changes in working capital from fiscal year 2012 to fiscal year 2013 were comprised of a $2.1 million increase in current assets and a $4.6 million increase in current liabilities. The increase in current assets was primarily due to the timing of the January 2014 rent and common area payments of $0.8 million, combined with an increase in inventory of $0.6 million related to the increased number of company restaurants. The increase in current liabilities was primarily due to an increase in accounts payable of $2.8 million which was primarily driven by 22 new company-owned restaurant openings.

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(amounts in thousands)				(unaudited)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$6,772	$11,244	$15,374	$10,573	$17,860
Net cash used in investing activities	(11,274)	(14,968)	(20,234)	(11,629)	(14,935)
Net cash provided by (used in) financing activities	$2,936	$3,735	$4,682	$866	$(786)

Cash Flows Provided by (Used In) Operating Activities

Net cash provided by operating activities increased by $7.3 million from $10.6 million for the 39 weeks ended September 24, 2013 to $17.9 million for the 39 weeks ended September 30, 2014. The increase was primarily driven by an increase in restaurant contribution partially offset by increased general and administrative expenses. The net effect of these changes created an increase in cash provided by operations of $4.5 million.

In addition, cash increased for the 39 weeks ended September 30, 2014 compared to the 39 weeks ended September 24, 2013 due to a $1.9 million increase in accrued expenses which was primarily driven by new restaurant capital expenditure accruals and a $1.4 million increase in employee-related accruals primarily due to the timing of payroll periods. These increases were partially offset by an increase in deposits and other assets of $0.5 million.

Net cash provided by operating activities increased by $4.2 million from $11.2 million in fiscal year 2012 to $15.4 million in fiscal year 2013. The increase was primarily driven by an increase in restaurant contribution partially offset by increased general and administrative expenses. The net effect of these changes created an increase in cash provided by operations of $2.9 million.

In addition, cash increased for the fiscal year 2013 compared to the fiscal year 2012 due to a $2.6 million increase in accounts payable which was primarily due to the timing of new restaurant construction billing partially offset by an increase in prepaid expenses of $1.0 million primarily due to the timing of rent payments and an increase of $0.3 million in inventory primarily due to the addition of 22 new restaurants in fiscal year 2013.

Net cash provided by operating activities increased by $4.4 million from $6.8 million in fiscal year 2011 to $11.2 million in fiscal year 2012. The increase was primarily driven by an increase in restaurant contribution partially offset by increased general and administrative expenses. The net effect of these changes created an increase in cash provided by operations of $2.3 million.

In addition, cash increased for the fiscal year 2012 compared to the fiscal year 2011 due to a $1.0 million increase in accrued expenses which was primarily due to timing, a decrease of $0.6 million in accounts receivable which was primarily due to collections on tenant improvement allowances and an increase in employee related accruals of $0.5 million due to the timing of the payroll pay periods.

Cash Flows Used in Investing Activities

Net cash used in investing activities increased by $3.3 million from $11.6 million for the 39 weeks ended September 24, 2013 to $14.9 million for the 39 weeks ended September 30, 2014. The increase was primarily due to construction costs for 14 new company-owned restaurants opened during the 39 weeks ended September 30, 2014 compared to 10 new company-owned restaurants that opened during the 39 weeks ended September 24, 2013, as well as capital expenditures for future restaurant openings, maintaining our existing restaurants and certain other projects.

Net cash used in investing activities increased from $15.0 million in fiscal year 2012 to $20.2 million in fiscal year 2013. The increase was primarily due to construction costs for 22 new company-owned restaurants opened in fiscal year 2013 compared to 17 new company-owned restaurants that opened in fiscal year 2012, as well as capital expenditures for future restaurant openings, maintaining our existing restaurants and certain other projects.

Net cash used in investing activities increased from $11.3 million in fiscal year 2011 to $15.0 million in fiscal year 2012. The increase was due primarily to construction costs for 13 new company-owned restaurants that opened in fiscal year 2011 compared to 17 new company-owned restaurants that opened in fiscal year 2012, as well as capital expenditures for future restaurant openings, maintaining our existing restaurants and certain other projects.

Cash Flows Provided by Financing Activities

Net cash provided by (used in) financing activities decreased by $1.7 million from $0.9 million cash provided for the 39 weeks ending September 24, 2013 to $(0.8) million used in financing activities for the 39 weeks ended September 30, 2014, primarily due to decreased net borrowing under our credit facility of $1.0 million, increased tax distributions of $0.4 million and a $0.3 million increase in principal debt payments.

Net cash provided by financing activities increased from $3.7 million in fiscal year 2012 to $4.7 million in fiscal year 2013, primarily due to an increase of net borrowing under our credit facility of $0.8 million.

Net cash provided by financing activities increased from $2.9 million in fiscal year 2011 to $3.7 million in fiscal year 2012, primarily due to an increase of net borrowing under our credit facility of $0.9 million.

Credit Facility

We entered into a new revolving credit facility on July 23, 2014 with California Bank & Trust, which expires on July 23, 2017. The credit facility provides for up to $35.0 million in borrowing capacity to fund the development of new restaurants with borrowings limited to the lesser of 50% or $500,000 of the cost of each new restaurant. Borrowings under the facility are collateralized by substantially all assets of the company including cash accounts, accounts receivable, general intangibles, inventory, equipment, furniture and fixtures. We rolled over our existing term loans with California Bank & Trust into the credit facility, and therefore this credit facility is our only outstanding loan agreement. The amount previously outstanding under the term loans is considered a drawn-upon portion of the credit facility.

The credit facility contains customary representations, warranties, negative and affirmative covenants, including a funded debt to EBITDA ratio of 2.00 to 1.00, a fixed charge coverage ratio of 1.25 to 1.00 and a requirement that EBITDA must be greater than zero for 75% or more of all restaurants open at least six months. We are required to make monthly payments of accrued unpaid interest due as of each payment date, but are not required to pay the outstanding principal until the maturity date. Borrowings under the credit facility bear interest, at our option, at either (i) a rate determined by reference to the applicable LIBOR rate plus an applicable margin or (ii) a prime rate as published by the Wall Street Journal in its “Money Rates” or similar chart. In addition we pay a fee equal to 0.25% per annum of the unused portion of the facility. In addition we are required to pay a fee of $125,000 on the maturity date of the facility or when this facility is paid in full and retired.

As of September 30, 2014, we had $11.1 million outstanding under the credit facility at an interest rate of 2.48%. We intend to use the net proceeds from this offering to purchase LLC Units from The Habit Restaurants, LLC, and The Habit Restaurants, LLC will subsequently use such proceeds to repay all of the borrowings under the credit facility.

Contractual Obligations

The following table presents our commitments and contractual obligations as of September 30, 2014, as well as our long-term obligations:

	Payments Due by Period
	Total	2014	2015-2016	2017-2018	2019 and Thereafter
(amounts in thousands)
Long-term debt obligations(1)	$11,118	$—	$—	$11,118	$—
Interest payments on long-term debt obligations	917	70	560	287	—
Operating lease obligations(2)	86,436	2,501	21,025	20,354	42,556
Deemed landlord financing(3)	2,487	93	769	710	915
Purchase obligations	1,840	487	1,353	—	—

Total	$102,798	$3,151	$23,707	$32,469	$43,471

(1)

On July 23, 2014, we refinanced our long-term debt into a $35 million credit facility that matures on July 23, 2017. Term debt of $11.4 million outstanding at the time of the refinancing became our initial borrowings under the credit facility.

(2)	Includes base lease terms that are included in the lease term in accordance with accounting guidance related to leases.
(3)

Includes base lease terms for restaurant locations where we have been deemed to be the accounting owner of the landlord’s shell that are included in the lease term in accordance with accounting guidance related to leases.

Off-Balance Sheet Arrangements

As of September 30, 2014, we did not have any material off-balance sheet arrangements, except for restaurant leases.

Critical Accounting Policies and Estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may be materially different from the estimates. We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable.

Leases

We record rent expense for our leases, which generally have escalating rentals over the term of the lease, on a straight-line basis over the lease term. Rent expense begins when we have the right to control the use of the property, which is typically before rent payments are due under the lease. We record the difference between the rent expense and rent paid as deferred rent in the consolidated balance sheet. Rent expense for the period prior to the restaurant opening is reported as pre-opening rent expense in the consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded as deferred rent and amortized as reductions of rent expense over the term of the lease. Certain of our operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense when the achievement of specified targets is considered probable.

In some cases, the asset we will lease requires construction to ready the space for its intended use, and in certain cases, we have involvement with the construction of leased assets. The construction period begins when we execute our lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, we must consider the nature and extent of our involvement during the construction period, and in some cases, our involvement results in us being considered the accounting owner of the construction project; in such cases, we capitalize the landlord’s construction costs, including the value of costs incurred up to the date we execute our lease (e.g., our portion of any costs of the building “shell”) and costs incurred during the remainder of the construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires us to recognize a financing obligation for construction costs incurred by the landlord. One example of involvement that results in The Habit Restaurants being considered the accounting owner is a case where The Habit Restaurants leases a “cold shell.”

Once construction is complete, we are required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if we can remove the landlord’s assets and associated financing obligations from the consolidated balance sheet. In certain leases, we maintain various forms of “continuing involvement” in the property, thereby precluding us from derecognizing the asset and associated financing obligations following the construction completion. In those cases, we will continue to account for the asset as if we are the legal owner, and the financing obligation similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits derecognition. Once derecognition is permitted we would be required to account for the lease as either operating or capital in accordance with ASC 840. We have determined that we are the accounting owner of a total of seven leases as a result of the application of build-to-suit lease accounting as of September 30, 2014.

In conjunction with these leases, we also record deemed landlord financing equal to the total construction costs incurred by the landlord prior to turning the property over to us. These building lease obligations will be settled through a combination of periodic cash rental payments and the return of the leased property at the expiration of the lease. Application of this accounting model means that, at the end of the expected occupancy period, which may include lease renewal periods, any remaining obligation in excess of the depreciated carrying value of the fixed asset will be recognized as a non-cash gain on derecognition of the property and extinguishment of the obligation. We do not report rent expense for the properties that are deemed owned for accounting purposes other than the ground lease component of these leases. Rather, rental payments required under the lease are considered debt service and applied to the deemed landlord financing and interest expense.

Deferred Rent

Leases may contain rent holidays, or free rents, and rent escalations during the lease terms. Rental expense is recorded on a straight-line basis starting on the date the company obtains building permits for the leased space. The difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. Lease expenses incurred prior to new restaurant openings are recognized on a straight-line basis and are included in pre-opening costs. From time to time, the company may receive tenant improvement allowances from its lessors. These amounts are recorded as deferred rent and amortized over the lease term as a reduction to rent expense.

Revenue Recognition

We recognize revenue when products are delivered to the customers or meals are served. Revenue is recognized net of sales taxes. We sell gift cards which do not have an expiration date and do not deduct non-usage fees from outstanding gift card balances. Revenue related to the sale of gift certificates and gift cards is deferred until the gift certificate or gift card is redeemed. A certain amount of gift certificates and gift cards will not be redeemed and can become breakage income. We periodically evaluate unredeemed gift certificates and gift cards for breakage income and to date we have not recognized breakage income due to limited history of gift certificate and gift card usage.

When and if more data history becomes available, we will recognize breakage income over historical usage periods based on historical redemption rates.

Valuation of Goodwill, Long-Lived and Other Intangible Assets

Intangible assets consist primarily of goodwill and tradenames.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate reporting unit when acquired. In accordance with the provisions of ASC 350—Intangibles—Goodwill and Other, goodwill and indefinite lived intangible assets are not amortized, but tested for impairment at least annually or more frequently if events occur or circumstances indicate that the carrying amount may be impaired. For purposes of applying ASC 350, we have identified a single reporting unit, as that term is defined in ASC 350, to which goodwill is attributable. We prepared our annual impairment testing of goodwill on the last day of the fiscal year and determined that the fair value of our reporting unit containing goodwill substantially exceeded its carrying value as of December 31, 2013, the most recent impairment test.

Goodwill is evaluated for impairment using a quantitative approach for the reporting unit. The quantitative test for goodwill impairment is performed by determining the fair value of the reporting unit and comparing it to its carrying value. Fair value is measured based on the discounted cash flow method and relative market-based approaches. If the fair value is less than the carrying value, an impairment charge, if any, is measured by comparing the carrying value of the goodwill to the implied fair value of the goodwill, which represents the excess of the reporting unit’s fair value after measuring the fair value of the other assets and liabilities of the reporting unit. Accordingly, we have not recorded any impairment charges related to goodwill.

Tradenames acquired in a business combination and determined to have an indefinite useful life are not amortized because there is no foreseeable limit to the cash flows generated by the intangible asset, and have no legal, contractual, regulatory, economic or competitive limiting factors. Accordingly, tradenames are evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired. The annual impairment evaluation for tradenames involves a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. We also annually evaluate any tradenames that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If a tradename that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and tested for impairment in the same manner as a long-lived asset.

These assumptions used in our estimates of fair value are generally consistent with past performance and are also consistent with the projections and assumptions that we use in our forward-looking operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions. Changes in these estimates and assumptions could materially affect our determinations of fair value and impairment.

Income Taxes and Tax Receivable Agreement

We will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of The Habit Restaurants, LLC which will result in higher income taxes.

The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and required disclosures. The Company does not have any entity-level uncertain tax positions. The Company files tax returns in the U.S. federal and state jurisdictions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

In connection with this offering, we will enter into the TRA. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. In addition, the TRA will provide for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that we are unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus). Our ability to make payments under the TRA and to pay our own tax liabilities to taxing authorities generally will depend on our receipt of cash distributions from The Habit Restaurants, LLC. See the sections entitled “Risk Factors—Risks Related to Our Business and Industry,” “The Recapitalization” and “Certain Relationships and Related Party Transactions.”

Pursuant to the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which will be cancelled in connection with any such exchange) for, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

If the IRS or a state or local taxing authority challenges the tax basis adjustments that give rise to payments under the TRA and the tax basis adjustments are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments are disallowed, our payments under the TRA could exceed our actual tax savings, and we may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

The TRA provides that (i) in the event that we materially breach the TRA, (ii) if, at any time, we elect an early termination of the TRA, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. Our payment obligations under the TRA with respect to interests in The Habit Restaurants, LLC treated as sold for U.S. federal income tax purposes to us in connection with this offering are expected to be calculated based on the initial public offering price of our Class A common stock net of underwriting discounts.

As a result of the foregoing, (i) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any of such benefits are ever realized. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements. If we were to elect to terminate the TRA immediately after this offering, based on an assumed initial public offering price of $15.00 per share of our Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and a discount rate equal to 8%, we estimate that we would be required to pay $56.6 million in the aggregate under the TRA. See the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Payments under the TRA are intended to be treated as additional consideration for the applicable interests in The Habit Restaurants, LLC treated as sold or exchanged (as determined for U.S. federal income tax purposes) to or with us, except with respect to certain actual or imputed interest amounts payable under the TRA.

Management Incentive Plan

Our management incentive plan allows for the award of Class C units, which are intended to be “profits interests” for U.S. federal income tax purposes. The Class C units participate in the Company’s distributions and, if vested, can be converted to Class A units. Because of the ability of the Class C Unit-holder to convert his or her units, we follow the provisions of ASC 718, Compensation-Stock Compensation, which requires that we measure and recognize compensation expense for all share-based payment awards made to employees and directors based on their estimated grant date fair values. ASC 718 requires that share-based compensation expense be recorded for all equity-classified Class C units granted by The Habit Restaurants, LLC that are ultimately expected to vest as the requisite service is rendered. Employees may convert their vested Class C units into Class A units upon payment of a conversion price (adjusted downward for distributions, if any). Immediately prior to and in connection with the completion of this offering, all Class A, Class B, Class C and Class D units will be converted in to one class of common units. However, the common units that will be converted from unvested Class C units will be subject to continued vesting.

In order to calculate the fair values and the associated compensation costs for the Class C units, we utilize the Black-Scholes option pricing model, and we have developed estimates of various inputs including forfeiture rate, expected term, expected volatility and risk-free interest rate. These assumptions generally require significant judgment. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term for such awards granted is derived using the “simplified” method, in accordance with SEC guidance. Expected volatility is estimated using four publicly-traded peer companies in our market category. These are selected based on similarities of certain financial and operational characteristics. Volatility is calculated with reference to the historical daily closing equity prices of our peer companies, prior to the grant date, over a period equal to the expected term. We calculate the risk-free interest rate using the implied yield for a U.S. Treasury security with constant maturity and a remaining term equal to the expected term of our Class C units. We do not anticipate paying any cash dividends for the foreseeable future and therefore use an expected dividend yield of zero for valuation purposes.

It is necessary to estimate the fair value of the Class A units into which our Class C units may be converted when computing fair value calculations under the Black-Scholes option pricing model. The fair value of our Class A units was assessed on each grant date by our board of directors. Given the absence of an active market for our Class A units, our board of directors estimated our Class A Unit’s fair value based on an analysis of a number of objective and subjective factors that we believe market participants would consider in valuing it, including the following:

•	financial metrics, including, but not limited to, our results of operations;

•	public and private sector valuations of comparable restaurants;

•	the hiring of key personnel;

•	the risks inherent in the development and opening of new restaurant locations;

•	the fact that the unit grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions.

We have historically granted Class C units with conversion prices not less than the fair value of our Class A units, as determined on the date of grant by our board of directors, with input from our management and our Sponsor. In fiscal years 2013 and 2012, we granted Class C units with conversion prices of $292 and $226 per Class A unit, respectively, which was the estimated fair value of our Class A units on the respective grant dates. These Class C units were intended to incentivize management to increase profitability and expand our business. The following table summarizes, by grant date, the Class C units granted since the start of fiscal year 2012 and their associated per Class A unit conversion prices:

Grant Date	Class A Units Underlying Class C Units Granted	Conversion Price Per Class A Units	Fair Value Per Class A Units Determined by Our Board at Grant Date
March 27, 2012	1,150	$226	$226
July 27, 2012	1,700	226	226
January 31, 2013	400	292	292
July 29, 2013	1,450	292	292
January 30, 2014	650	405	405
April 30, 2014	450	405	405
July 1, 2014	10,024	495	495
July 31, 2014	3,450	544	544

In connection with this offering, we will convert all of the outstanding vested and unvested Class C units with an amount of vested and unvested common units of The Habit Restaurants, LLC, respectively, in each case, based on our pre-offering value. Each unvested common unit of The Habit Restaurants, LLC will continue to vest following the completion of this offering based on the vesting schedule of the outstanding unvested Class C unit from which it was converted. Additionally, the new vested and unvested common units of The Habit Restaurants, LLC received upon the conversion of vested and unvested Class C units will be entitled to receive distributions, if any, from The Habit Restaurants, LLC, provided, however, that distributions (other than tax distributions) in respect of unvested common units of The Habit Restaurants, LLC will only be delivered to the holder thereof when, as, and if such common units ultimately vest. The vesting and other terms applicable to the unvested common units received in exchange for unvested Class C units will be set forth in definitive documentation to be entered into immediately prior to the completion of this offering.

We account for such modifications under the guidelines of ASC 718-20-35 Compensation- Stock Compensation, specifically the modification of an award. We consider the exchange to be accounted for as a modification of the terms of the cancelled award. We have considered the change in the conversion unit as well as the acceleration of the distribution available to the common units to be modified terms that were not present in the cancelled awards and we will consider the impact that such modifications have on the fair value of the new awards. We will determine the incremental compensation cost on the cancellation date for both the fully vested and unvested awards. The incremental compensation cost will be calculated as the excess of fair value of the replacement awards over the fair value of the cancelled awards immediately prior to the cancellation. For the fully vested awards, this will result in an immediate charge and for the unvested awards, the Company will add the additional compensation costs to the remaining unrecognized compensation cost and attribute to expense over the remaining vesting period, which will not change under the new award.

JOBS Act

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Subject to certain conditions set forth in the JOBS Act, we are also eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may take advantage of these exemptions until we are no longer an emerging growth company. Following the completion of this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we had total annual gross revenue of $1 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A common stock under this registration statement.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. As of September 30, 2014, we had outstanding borrowings of $11.1 million. A 1.00% increase in the effective interest rate applied to these borrowings would result in a pre-tax interest expense increase of $0.3 million on an annualized basis.

We manage our interest rate risk through normal operating and financing activities and, when determined appropriate, through the use of derivative financial instruments.

Inflation

The primary inflationary factors affecting our operations are food, labor costs, energy costs and materials used in the construction of new restaurants. Increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. Finally, the cost of constructing our restaurants is subject to inflationary increases in the costs of labor and material. Over the past five years, inflation has not significantly affected our operating results.

Commodity Price Risk

We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although these products are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements we use contain risk management techniques designed to minimize price volatility. In many cases, we believe we will be able to address material commodity cost increases by adjusting our menu pricing or changing our product delivery strategy. However, increases in commodity prices, without adjustments to our menu prices, could increase restaurant operating costs as a percentage of restaurant sales.

BUSINESS

Our Company

The Habit Burger Grill is a high-growth, fast casual restaurant concept that specializes in preparing fresh, made-to-order char-grilled burgers and sandwiches featuring USDA choice tri-tip steak, grilled chicken and sushi-grade albacore tuna cooked over an open flame. In addition, we feature freshly prepared salads and an appealing selection of sides, shakes and malts. The char-grilled preparation of our fresh burgers, topped with caramelized onions, melted cheese, crisp lettuce, ripe tomatoes and wrapped neatly in paper, has generated tremendous consumer response, resulting in our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines.

We believe our restaurant concept delivers a highly differentiated customer experience by combining the quality and hospitality that customers commonly associate with our full service and fast casual restaurant competitors with the convenience and value customers generally expect from traditional fast food restaurants. Four pillars form the foundation of our brand:

•	Quality. At the core of our differentiated model is a company-wide commitment to quality, beginning with our food.

•

Environment.    Our restaurants are enhanced with abundant natural light, hardwood, polished stone countertops and a spacious dining area featuring soft vinyl booths, high-top tables and community table seating. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness.

•	Hospitality. We seek to exceed our customers’ expectations for service and believe our ability to consistently deliver genuine hospitality begins with our employees.

•

Value.    Our combination of high-quality food, welcoming environment and genuine hospitality, all delivered at a low price, strengthens the value proposition for our customers. For instance, the starting price for our original Charburger with cheese is $3.50, which is well below similar items on the menus of most competing fast casual restaurants.

The first Habit Burger Grill opened in Santa Barbara, California in 1969. Our restaurant concept has been, and continues to be, built around a distinctive and diverse menu, headlined by fresh, char-grilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients. Our Chief Executive Officer, Russell W. Bendel, joined The Habit in 2008, and since then we have grown our brand on a disciplined basis designed to capitalize on our large market opportunity. The Habit’s experienced management team includes Ira Fils, our Chief Financial Officer, Anthony Serritella, our Chief Operating Officer, Peter Whitwell, our Chief Quality Officer, Russell Friend, our Chief Development Officer, and Matthew Hood, our Chief Marketing Officer. Our management team has an average tenure of over 28 years in the restaurant industry. Collectively, the management team leverages industry experience from The Habit, as well as other leading brands such as The Cheesecake Factory, Mimi’s Café, Panda Express, Outback Steakhouse, Rubio’s Fresh Mexican Grill, Pei Wei Asian Diner, and BJ’s Restaurant and Brewhouse. Our highly experienced management team has created and refined our infrastructure to deliver replicable restaurant-level systems, processes and training procedures that can deliver a high-quality experience that is designed to consistently exceed our customers’ expectations.

Performance Overview

Our disciplined growth strategy has enabled strong growth across all of our key performance metrics, including number of new restaurant openings, comparable restaurant sales, AUVs, revenue, net income and Adjusted EBITDA.

•

The Habit has grown from 26 locations across three markets in California as of December 31, 2009 to 99 locations across 10 markets in four states as of October 20, 2014 and we had a compound annual growth rate (“CAGR”) of our units from 2009 to 2013 of 34.5%;

•	Our restaurants have generated 43 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic;

•

We have grown our company-owned restaurant AUVs from approximately $1.2 million in fiscal year 2009 to approximately $1.7 million for the 52 weeks ended September 30, 2014, representing an increase of 39.4%; and

•

From fiscal year 2009 to fiscal year 2013, our revenue increased from $28.1 million to $120.4 million, net income increased from $0.1 million to $5.7 million and Adjusted EBITDA increased from $1.9 million to $14.7 million.

(1)	Net income excludes income taxes due to the tax status of The Habit Restaurants, LLC.

For the definition and reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see the section entitled ‘‘Prospectus Summary—Summary Consolidated Financial and Other Data.’’

Our Competitive Strengths—“The Habit Difference”

Quality.    Quality is a key ingredient in everything we do and our commitment to quality starts with our food. The Habit offers a diverse menu featuring a distinctive char-grilled preparation technique to deliver an appealing variety of burgers, chicken, sushi-grade tuna and USDA choice steak featured in our sandwiches and salads, which are made-to-order using fresh ingredients. It is our mission to become everyone’s favorite Habit, one burger at a time. We “Respect the Burger” and believe that it should be prepared over an open flame, topped with your choice of lettuce, ripe tomatoes, caramelized onions and melted cheese, wrapped neatly in paper and served alongside hot, crispy fries.

We are highly focused on delivering superior restaurant-level execution to enhance our customers’ experiences and create loyal fans that serve as our brand ambassadors. We execute our “daily disciplines” operating framework in each of our restaurants to foster a culture of excellence and deliver a consistent customer experience across our restaurant base. These “daily disciplines” include extensive and disciplined kitchen preparation to ensure consistent order throughput during peak periods, detailed inventory control and customer-facing practices designed to ensure a high level of execution. Each of our restaurants is staffed with a minimum of three managers who are committed to enhancing our customers’ experience. We value our customers’ time and target an average cook time of five to seven minutes from order to delivery, allowing our teams to properly execute the made-to-order preparation of our fresh ingredients and still cater to the busy schedules of our customers.

Environment.    We invest in our restaurant design to deliver a warm and inviting atmosphere enhanced with abundant natural light, polished stone and exposed hardwood accents, and a layout that optimizes the available space and serves as a setting for a wide variety of dining occasions. Our average restaurant size is between 2,000 and 2,800 square feet and features a comfortable dining room offering booth, high-top and community table seating, along with outdoor patios in most of our current restaurant locations. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness. We believe the attractive design of our restaurants and our commitment to delivering superior service makes us a desirable destination at any time of day, which we believe contributed to a balanced day part mix of 52% lunch and 48% dinner for the 52 weeks ended September 30, 2014.

Hospitality.    We hire and train individuals who share our passion for food and deliver friendly, attentive service by engaging customers the moment they enter our restaurants and maintaining this level of service throughout their visit. We believe our ability to deliver high-quality service is a function of our relationship with our employees, and we therefore focus on fostering an atmosphere of teamwork and support with a clear path toward promotion within the company. We have developed a proprietary matrix system for professional development of the entire team, and we believe that by offering our employees great opportunities for ongoing professional development, they in turn remain committed to providing our customers with an experience that exceeds expectations. We strive to demonstrate that:

•	we recognize the contributions our people make;

•	quality is a key ingredient in everything we do;

•	we are committed to our “daily disciplines”;

•	we are always friendly and customer-focused; and

•	we provide an environment that fosters personal and professional growth.

Value.    We have developed a formula for customer value by delivering high-quality food, a welcoming environment and genuine hospitality, all at an attractive price point. We believe the Habit provides an experience commonly associated with our casual dining and fast casual competitors at a price point that is below the low end of the average range of the fast casual segment. Our Charburger was recently named the “best tasting burger in America” in July 2014 in a comprehensive survey by one of America’s leading consumer magazines. The price for our award-winning, char-grilled, made-to-order Charburger combination meal with fries and a regular drink starts at $6.50, and for the 52 weeks ended September 30, 2014, our average per customer spend was $7.56, which provides our customers with a meal that we believe is priced well below comparable menu options at many competing fast casual restaurant alternatives and contributes to our ability to appeal to a broad customer base. We have a longstanding commitment to value and have increased prices only two times in the last five years. We have continued to generate positive comparable restaurant sales growth, due primarily to increased customer traffic.

Our Food

Our restaurants offer freshly-prepared, made-to-order food with high-quality ingredients from a diverse menu offering, which includes char-grilled burgers, a variety of sandwiches and crisp salads, all at attractive price points relative to our fast casual competitors. We char-grill all of our proteins, which provides our distinct flavor profile. We believe our menu variety and attractive price points generate broad customer appeal allowing us to drive traffic and sales during both lunch and dinner hours and ultimately increase AUVs.

Our burger selection ranges from our award-winning original Charburger including your choice of mayonnaise, pickles, ripe tomato, lettuce and caramelized onions served on a toasted bun, to our Santa Barbara style Charburger including all the fixings of the original Charburger plus cheese and avocado served on grilled sourdough. Burgers accounted for approximately 60% of our entrée revenue for the 52 weeks ended September 30, 2014 and we believe are often the first item new customers will try when visiting one of our restaurants. We also offer an attractive selection of non-burger items, which we believe drives guest frequency and makes The Habit a desirable destination at any time of day for a broad range of people. Our sandwich selection offers a variety of choices, including hand cut USDA choice tri-tip steak with crisp lettuce, tomato, onion, mayonnaise and choice of BBQ or teriyaki sauce on grilled sourdough, a grilled chicken breast topped with melted cheese, crisp lettuce, tomato, mayonnaise and choice of BBQ or teriyaki sauce on a toasted French roll, or a hand cut sushi-grade tuna steak with a teriyaki glaze, crisp lettuce, tomato and our home made tartar sauce on a toasted wheat bun. Sandwiches accounted for approximately 27% of our entrée revenue for the 52 weeks ended September 30, 2014. Our salad selection features crisp, made-to-order salads including our BBQ Chicken Salad, made with grilled chicken breast, fresh romaine, iceberg and red leaf lettuce with chopped tomato, red onion, cilantro, bacon and BBQ sauce, and our Garden Salad, made with fresh romaine, iceberg and red leaf lettuce, Roma tomatoes, cucumbers, red onions, carrots and croutons topped with grilled albacore tuna or USDA choice tri-tip steak. Customers may order any of our salads without meat for a vegetarian option and may customize a salad as they desire. Salads come with a choice of dressing, including our signature balsamic and olive oil dressing, house-made Ranch, Honey Dijon, Thousand Island, Blue Cheese, Vinaigrette or Caesar. Salads accounted for approximately 13% of our entrée revenue for the 52 weeks ended September 30, 2014 and we believe are a key to further diversifying our menu. We make it easy for customers to personalize their order through our made-to-order preparation, selection of freshly baked breads, including toasted French rolls and grilled sourdough, our pepper bar including pepperoncini, chili peppers, and jalapeños, and our selection of six flavorful sauces. We also offer a variety of side dishes including French fries, onion rings, sweet potato fries and tempura green beans, which we believe are a great complement to all of our entrées. We round out the menu with a selection of handmade frozen treats, including shakes, malts, cones and sundaes. Our shake and malt flavors include chocolate, strawberry, vanilla, mocha and coffee, and our sundae includes vanilla ice cream with Hershey’s© chocolate, whipped cream and nuts. We serve a wide selection of beverages including freshly brewed iced teas, handcrafted strawberry limeade and soft drinks.

Our restaurants use high-quality ingredients such as fresh ground beef patties for our signature Charburgers, USDA choice tri-tip steak, grilled chicken, sushi-grade tuna and fresh produce complement our burgers, sandwiches and salads. Overall, we believe our menu of high-quality food at reasonable prices offers considerable value to our customers. We generally do not discount our menu items to help ensure that we are able to maintain our high food quality while delivering everyday low prices, unlike some other restaurant operators who implement discounting programs aimed at increasing traffic and revenue, but that may impact profitability and quality.

The following is a sample of our menu as it appears in many of our California locations:

Highly Productive Restaurants

“The Habit Difference” has generated positive comparable restaurant sales growth for the last 43 quarters by delivering a combination of fresh, made-to-order food, a hospitable and welcoming environment and a strong customer value proposition. In addition, AUVs have grown from approximately $1.2 million in fiscal year 2009 to approximately $1.7 million for the 52 weeks ended September 30, 2014, representing an increase of 39.4%. Additionally, our restaurants that had been open for 12 months as of September 30, 2014 had average restaurant-level profit margins greater than 21.0% and generated cash-on-cash returns in excess of 40%.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. Restaurant-level financial results are typically defined as restaurant contribution which consists of revenue less food and paper costs, labor and related expenses, occupancy and other operating expenses. This profit is normally measured as a percentage of restaurant revenue.

Strong financial results are usually viewed as any percent of profit divided by revenue of 20% or higher. Cash-on-cash returns are typically defined as the ratio of annual restaurant contribution divided by the total amount of capital expenditures, net of tenant improvement allowances for a new restaurant, expressed as a percentage. High cash-on-cash returns are generally considered 30% or greater. We believe our ability to generate AUVs of approximately $1.7 million for the 52 weeks ended September 30, 2014 at our low average transaction amount is indicative of our ability to generate traffic and deliver superior restaurant-level execution. Our ability to generate traffic, with an average weekly customer count of 4,574 customers per restaurant location, serves as a benefit to adjacent retail businesses and therefore makes The Habit a desirable tenant for landlords and developers, who seek to find tenants that increase traffic in their retail developments.

Our menu variety and quality offerings contribute to the productivity of our restaurants and positions The Habit as an attractive destination for a range of occasions, including a convenient lunch option, an after-school hangout for students, a social venue for seniors or an affordable restaurant for families. We aim to provide an accommodating environment and diverse menu selection that is appealing to each of our customers. Our dinner day part accounted for 48% of our sales for the 52 weeks ended September 30, 2014 and generated traffic over an extended timeframe from 4:00 P.M. to closing. We believe our ability to drive traffic across both the lunch and dinner day parts allowed us to deliver an attractive per annum sales per leasable square foot of $818 for the 52 weeks ended September 30, 2014.

Broad Customer Appeal

(1)	Based on an external research report and a third-party customer satisfaction survey.
(2)	Based on revenue derived from entrées for the 52 weeks ended September 30, 2014.
(3)	Based on revenue generated in the 52 weeks ended September 30, 2014 during lunch (restaurant opening through 4:00 PM) and dinner (4:00 PM through restaurant close).

Based on an external research report and a third-party customer satisfaction survey, our customer base is well-balanced with 55% male customers and 45% female customers. We believe our female customers represent a highly desirable customer base with strong influence on a family’s mealtime decision-making process, making them strong brand advocates who appreciate the quality and diversity of our menu offerings. Our customer base extends across age and socioeconomic groups, enabling us to successfully operate restaurants within a variety of communities of varying sizes, ethnic diversity and income ranges. Over 60% of our customer base is in the age range of 25 to 54. Families with children under the age of 18 represent a significant segment of this customer base. We believe our diversified customer base and menu variety contributed to our balanced day part mix of 52% lunch and 48% dinner for the 52 weeks ended September 30, 2014, which in turn contributed to our strong AUVs.

Our Growth Strategies

Disciplined Growth Strategies to Capture our Significant Market Opportunity

We operate within the fast casual segment, which is a subset of the limited service segment of the restaurant industry and generally consists of establishments where customers pay at the counter for food items that generally cost between $3.00 and $12.00 that are later consumed on-premises, taken-out or delivered. According to Technomic, restaurants operating within the limited service segment generated $231.0 billion of total sales in 2013. The limited-service segment is comprised of two subsets: traditional quick-service and fast casual. Quick service restaurants include traditional fast food restaurants, generally with check averages between $3.00 and $8.00, whereas fast casual restaurants more commonly utilize a limited-service format and are differentiated by food prepared to order, fresh ingredients, innovative menu choices and upscale or highly developed interior design, generally with check averages between $8.00 and $12.00, making our check average of $7.56 more appealing to our customers when choosing among fast casual restaurants.

According to Technomic, the fast casual segment generated approximately $34.5 billion of sales in 2013, representing an 11.3% increase from 2012. Fast casual concepts, such as The Habit, attract customers from other restaurant segments, and accordingly, are taking market share from other segments and generating growth that exceeds the growth of the overall restaurant industry. Technomic projects the fast casual segment to outpace the growth of the broader limited service segment and exceed $50 billion in sales by 2018. We believe that the steady growth and expansion of the fast casual segment will continue to capture market share from many of the largest restaurant segments, including the approximately $196.5 billion quick-service segment and the approximately $49.9 billion varied menu full service segment. We believe that The Habit’s position in the fast casual segment allows us to attract customers across multiple segments within the restaurant industry and gives The Habit a significant and continuing opportunity for growth.

Increase Number of Restaurant Locations

We have expanded our restaurant base from 26 restaurants in three markets in California as of December 31, 2009 to 99 restaurants in 10 markets in four states as of October 20, 2014. We opened 22 restaurants in 2013. We expect to open a total of 23 to 25 restaurants in 2014, as well as 26 to 28 company-owned restaurants in 2015. We plan to balance our growth between existing and new markets, with the majority of new restaurants expected to open in existing markets in 2014 and 2015. In August 2014, we opened our first restaurant in the Eastern U.S. in New Jersey, and we expect to continue to expand our presence in Eastern and Western markets in 2015. Our selection process uses proprietary methods to identify target markets and expansion opportunities within such markets. Based on this analysis, we believe there is opportunity for substantial development in both new and existing markets, and we expect to double our restaurant base over the next four years.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. Our prototype new restaurant model targets an average cash build-out cost of approximately $750,000, net of tenant allowances, AUVs of approximately $1.5 million and cash-on-cash returns in excess of 30% in the third full year of operation.

Increase Comparable Restaurant Sales

We have consistently demonstrated strong comparable restaurant sales growth with 43 consecutive quarters of positive comparable restaurant sales growth, and we intend to generate future comparable restaurant sales growth through the following strategies:

Deliver Superior Execution.    We believe that delivering consistent execution is integral to building customer satisfaction and driving comparable restaurant sales growth. We invest in the training and development of our employees to support our successful growth strategy while continuing to deliver superior restaurant-level execution. We staff each of our restaurants with a minimum of three managers. Our managers are incentivized to instill a culture of excellence and drive the personal and professional development of their employees, and we cross-train employees in an effort to create a depth of competency in our critical restaurant functions. We have complemented our training and development programs with systems that provide our employees with in-store technology and management reporting tools that enable real-time information and optimize operations. To lead our restaurant management teams, we maintain a tight span-of-control, utilizing our District Managers (each of whom is responsible for, on average, less than four restaurants), which improves execution through greater contact with restaurant managers and hourly employees. We believe the restaurant-level operating supervision of our District Managers and Directors of Operations enables our focused execution and high-quality service.

Increase Existing Customer Frequency.    The customer-first mentality that has been our guiding principle for the past 45 years has enabled us to deliver a customer experience that exceeds our customers’ expectations. We strive to constantly improve the customer experience through improvements in order throughput and order execution all while delivering our genuine hospitality. We selectively test and invest in technology, such as our deployment of an online ordering platform tailored for mobile or computer use, supported by a dedicated call center. We also evolve our menu to offer our customers new choices that are aligned with our brand and are consistent with our commitment for fresh, high-quality food. These initiatives contribute to increasing frequency as our customers are able to regularly recognize the improvement in overall experience.

Acquire New Customers through Increasing our Brand Awareness.    We believe word-of-mouth advocacy from our existing customers has attracted a loyal base of Habit customers that enjoy sharing their experiences with friends and families in their communities. Consumer excitement drives new customers to our restaurants and has been a key contributor to our over 10 year history of quarter over quarter comparable restaurant sales growth. In addition, we combine social media, community engagement and public relations to increase our brand awareness in the communities we serve. We complement these strategies with high visibility marketing tactics such as our special event catering trucks to increase awareness of our brand that often leads to trial by new customers. We believe the continued implementation of our marketing strategy will support our growth within both new and existing markets.

We believe that all these initiatives, coupled with our high-quality, inviting environment and genuine hospitality, come together to create our strong customer value proposition, which has culminated in our recognition as the “best tasting burger in America” in a recent comprehensive survey conducted by one of America’s leading consumer magazines.

Leverage Infrastructure to Generate Enduring Profitability

We have invested in building a strong corporate and restaurant level infrastructure to allow us to support our anticipated future growth. We have invested in above-store, restaurant-level, human resources information systems that enable our restaurant base to grow while providing corporate and restaurant managers the tools necessary to monitor our operations and maintain our history of strong performance. Examples of our completed infrastructure investments include the use of a third-party SaaS restaurant management reporting tool and cloud-based information system, paperless employee files and proprietary online training tools all accessible to management in the restaurants via mobile tablets. These investments allow our restaurant managers to spend more time with employees and focus on our customers, all of which we believe will continue to drive sales and profitability growth. Additionally, we believe we will be able to leverage corporate costs over time to enhance margins as general and administrative expenses grow at a slower rate than our restaurant base and revenue.

Properties

We believe we are well positioned to continue to grow in our existing markets and leverage our increasing brand awareness to penetrate new markets throughout the United States. As of October 20, 2014, we had 99 locations in 10 markets in four states. We operate a variety of restaurant formats, including end-cap, free-standing, inline and drive-thru, primarily within suburban shopping centers and retail settings. Our average restaurant size is between 2,000 to 2,800 leasable square feet. The following map and chart shows the number of restaurants in each of the states in which we operated as of October 20, 2014.

State	Company- Owned	Franchised/ Licensed	Total
California	86	1	87
Arizona	6	—	6
Utah	5	—	5
New Jersey	1	—	1
Total	98	1	99

We are obligated under non-cancelable leases for our restaurants and our corporate headquarters. Our restaurant leases generally have a term of 10 years with two five-year renewal options. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

We opened 22 restaurants in 2013. From January 1, 2014 through October 20, 2014, we opened 14 restaurants, and we expect to open a total of 23 to 25 restaurants in 2014, as well as 26 to 28 company-owned restaurants in 2015. We plan to balance our growth between existing markets and new markets, with the majority of new restaurants expected to open in existing markets in 2014 and 2015. In August 2014 we opened our first restaurant in the Eastern U.S. in New Jersey and expect to open an additional restaurant in New Jersey in 2015.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. Our prototype new restaurant model targets an average cash build-out cost of approximately $750,000, net of tenant allowances, AUVs of approximately $1.5 million and cash-on-cash returns in excess of 30% in the third full year of operation.

Site Development and Expansion

Site Selection Process

We consider the location of a restaurant to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential locations. We have developed a targeted site acquisition and qualification process that incorporates our management’s experience as well as extensive data collection, analysis and interpretation. Our restaurant development efforts are led by our highly experienced senior management team and our in-house real estate team. Collectively, they have extensive experience identifying and qualifying suitable restaurant locations with restaurant concepts such as The Cheesecake Factory, Pei Wei Asian Diner, Panda Express, Baja Fresh Mexican Grill and Rubio’s Fresh Mexican Grill.

Our track record of never closing a restaurant, long-term landlord relationships, positive tenancy, attractive customer profile and ability to generate average weekly customer count of 4,574 customers per restaurant location allows us to be selective in our evaluation of new sites, and we believe our restaurants are highly sought after by real estate owners and developers. We are often made aware of opportunities early in their development process, allowing us to secure optimal locations. We have a network of real estate brokers who manage the investigation of prospective sites in each of their respective markets. Our internal real estate team communicates frequently with its network of brokers on a regular basis in order to consistently drive the site acquisition process to achieve our annual growth objectives.

Our site selection process includes extensive data collection, strategic mapping and competitive analysis and we proactively seek new restaurant locations based on specific criteria, such as demographic characteristics, daytime population and residential density thresholds and traffic patterns, along with the potential visibility of, and accessibility to, the restaurant. Our restaurant concept works in a range of location types due to the flexibility of our restaurant design, the balanced sales mix across day parts and guest demographics. Our restaurants are located in grocery anchored strip centers, power centers anchored by big box regional retailers and free-standing locations. To assist in our analysis of a potential restaurant location, we focus on locating near traffic generators, such as office buildings, hospitals, movie theaters, recreational parks, high schools and colleges, as well as preferred co-tenants with similar customer demographics to The Habit. While we typically target end-cap locations, we have the flexibility to operate inline, free-standing and drive-thru locations. We believe there is an opportunity to open more drive-thru locations going forward, which require increased investment costs but generate higher AUVs and result in higher return on investment. Our ability to succeed in various trade area and real estate types has provided us with flexibility in our market development strategy and has lowered operating risk when selecting new restaurant locations.

Restaurant Design

After securing a restaurant site, we commence our restaurant buildout. Our average restaurant size is between 2,000 and 2,800 square feet and features a comfortable dining room offering booth, high-top and community table seating, along with outdoor patios. Each of our restaurants has a customized layout to optimize the available space with consistent design cues that contribute to our customers’ experiences. The dining area of our typical restaurant can seat approximately 30 to 50 people, and if the location has a patio, the patio will accommodate approximately 25 to 35 additional people.

Our prototype new restaurant model targets an average investment of approximately $750,000, net of tenant allowance. We believe our investment in the construction of our restaurant location enables us to provide a differentiated experience for customers due to our focus on the finer details of our restaurant design, which generates broad customer appeal. Our restaurants provide a warm and welcoming atmosphere enhanced with abundant natural light, exposed hardwood accents, polished stone countertops, active California lifestyle watercolor artwork and generally provide ample indoor and patio seating space. The entrance of each of our restaurants is designed to include easy to read menu boards and comfortable waiting benches for to-go orders. Each of our restaurants also includes a designated area for customers to serve their own drink, access the pepper bar or pick one of our six flavorful sauces. We believe the atmosphere of our restaurants creates an inviting environment where friends and family can gather throughout the day, encourages repeat visits, inspires brand advocacy and drives increased sales.

Construction

Our development process averages 12 weeks from the point when we commence construction on a site to the grand opening. The actual timeframe for the development of a new restaurant will vary based on site specific considerations such as whether the location is newly constructed or converted from an existing space, or whether the location is within a new or existing market. Our Chief Development Officer oversees each step of the development process that prepares a new restaurant for turnover to operations, and as of October 20, 2014 we have successfully developed 78 new restaurant locations under his leadership since the beginning of fiscal year 2009 within both new and existing markets.

Restaurant Management and Operations

Service

We seek to deliver an experience and atmosphere at The Habit that our customers want to share with family and friends. Our focus on superior restaurant-level execution to enhance our customers’ experiences is instilled within every one of our employees. We make an effort to hire team members who share our passion for food, exhibit a consistently positive attitude and high degree of integrity, approach their jobs with a team mentality and who will operate our restaurants in a way that is consistent with our high standards. We believe that we attract genuine, friendly employees at The Habit, and then reinforce and reward such employees’ dedication to hospitality which helps us to consistently provide high levels of service to our customers and differentiate our dining experience from that of our competitors.

Our team members are empowered to improve the experience of our customers and directly address any customer concerns, which we believe contributes to the success of our business. We encourage our team members to take responsibility for our dining room environment and personally visit tables to ensure our customers’ satisfaction. Our cashiers are extensively trained on the menu items and offer customers thoughtful suggestions to enhance their ordering process. The pepper bar and beverage stations are continuously monitored for cleanliness and an ample supply of products.

A meaningful portion of our customers also visit The Habit for on-the-go meals, where speed and efficiency are of utmost importance. We offer mobile and online ordering supported by a dedicated call center to enhance the ordering experience. We are also using tablets in selected restaurants to expedite drive-thru ordering and are testing the tablets for in-store use to facilitate faster customer ordering during peak hours. We value our customers’ time and target an average cook time of five to seven minutes from order to delivery, allowing our teams to properly execute the made-to-order preparation of our fresh ingredients and still cater to the busy schedules of our customers.

In order to maintain our high level of customer service, we have implemented a Customer Service Evaluation system. We measure team performance using specific metrics, including positive attitude and engagement with our customers. All captured data can be analyzed by category or broad measures, including region or district, and the results are reviewed by our corporate and restaurant-level management on a monthly basis and comprise a meaningful portion of each restaurant location’s quarterly bonus plan.

Operations

At The Habit, we believe that superior execution leads to superior results. We focus on offering our customers a high-quality and consistent experience every time they visit us and have implemented disciplined operating systems aimed at measuring our ability to deliver this high-quality experience. These systems include restaurant operating reviews, customer service evaluations and speed of service performance standards. Corporate and restaurant-level management utilize the information to identify strengths and opportunities and develop specific plans for continuous performance improvement.

We employ a customer-centered approach to our restaurant operations, which we also believe is fundamental to our success. Each of our restaurants is typically staffed with a restaurant manager, at least two assistant managers and an average of approximately 25 dedicated team members who prepare our food fresh daily and deliver outstanding customer service. We cross-train our employees in an effort to create a depth of competency in our critical restaurant functions. Our District Managers are, on average, responsible for fewer than four restaurants, which allows them to visit each restaurant regularly and maintain a frequent dialogue with our restaurant managers. Similarly, our Directors of Operations are each responsible for between four and eight districts to ensure they are accessible and attentive to the needs and performance of the restaurants in their regions.

In addition, we conduct quarterly operating reviews of each of our restaurants to ensure that each restaurant meets our high operational standards. Food safety is a top priority, and we dedicate substantial resources, including our supply chain team and quality assurance teams, to help ensure that our customers enjoy safe, quality food products. We have taken various steps to ensure food quality and mitigate safety risks. Our restaurants undergo internal safety audits and routine health inspections. We also consider food safety and quality assurance when selecting our distributors and suppliers.

Training

We are selective in our hiring processes, aiming to staff our restaurants with team members that are friendly, customer focused, and driven to perform high-quality work. We believe we make employee expectations and accountability clear through our stated commitment to our “daily disciplines,” which are posted in each of our restaurants. We believe that this fosters a culture of excellence and allows us to deliver a consistent customer experience across our restaurant base.

Our management, operations and training philosophy underscore the importance of professional and personal development for every one of our employees. Our professional development procedures include various process calendars and individual milestones which are overseen at the executive level by our Chief Quality Officer. Our restaurant-level managers are incentivized to instill a culture of excellence and drive the development of their employees. A significant component of management’s restaurant-level bonus is based on the ability to properly train and support employees. We often have dozens of managers-in-training at a given time to ensure that we have a pipeline of quality management candidates to support our new restaurants. We have complemented our training and development programs with valuable systems and tools, such as a cloud-based system to deliver proprietary training tools to our employees that also serves as a progress tracking mechanism. Our internal matrix system creates customized progression plans for each restaurant-level employee and is available for review by all members of management. We believe that the hands-on approach we take to provide personal and professional development to every team member contributes to our ability to consistently deliver a high-quality customer experience.

Management Information Systems

We have invested in information systems that provide robust processing and reporting capabilities for our restaurants. All of our restaurants use MICROS, a leading computerized point-of-sale system, which we believe is scalable to support our long-term growth plans. The point-of-sale system provides a touch screen interface with an integrated kitchen display system and pagers, combined with high speed credit card and gift card processing all specifically designed for the restaurant industry. The point-of-sale system is used to collect daily transaction data, which generates information about daily sales, product mix and average transaction that we actively analyze. Our enterprise-level point-of-sale system allows us to manage all products sold and their corresponding prices in every restaurant from our corporate office.

Our in-restaurant back office system is designed to assist in the management of our restaurants by providing quick access to sales information as well as labor and food cost management tools. The system also provides corporate headquarters and restaurant operations management quick access to detailed business data and reduces restaurant managers’ time spent on administrative needs. The system also provides sales, bank deposit and variance data to our accounting department on a daily basis. For company-owned restaurants, we use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly reporting on key measures for each location with final reports following the end of each period. Our restaurant managers also have the ability to submit food and operating supply orders electronically to our distribution network. Some of the additional systems that we use include a cloud-based information system, paperless employee files, proprietary on-line training system and a customized labor deployment tool. All of our restaurant systems can be accessed by multi-functional hand-held tablets. Our systems and data are protected by advanced communication and data security systems.

Franchising and Licensing

Although we expect the majority of our expansion to continue to come from company-owned restaurants, we have developed a franchising and licensing strategy that we believe will enable us to expand unit growth in selected new markets. Our franchise and license programs are low cost and high return models that allow us to expand our footprint and build brand awareness in markets that we otherwise do not plan to enter in the short to medium-term. In addition, licensed locations provide access to non-traditional locations, such as universities, airports and other captive audience venues. We have two franchise development agreements in place for the Las Vegas and Seattle markets and expect our first franchised restaurants to open in 2015. We have one licensed restaurant located on the campus of The University of Southern California and one development license for various non-traditional locations.

Pursuant to The University of Southern California license agreement, we granted a non-exclusive right and license to The University of Southern California to use our system of restaurant operation, including recipes, methods of food presentation, trade secrets and know-how. The agreement began in August 2013 and has an initial term of five years, with two options for The University of Southern California to renew for five-year terms. The University of Southern California paid us an initial development fee at the time of entering into the license agreement and pays an ongoing monthly royalty to us based on the gross sales at the licensed location.

Our Seattle, Washington and Las Vegas, Nevada agreements grant area development rights for up to a specified number of Habit restaurant locations within particular geographic locations for a period of five to 10 years. Under these agreements, we received initial development fees and initial franchise fees. Additionally, under each agreement we will be paid ongoing monthly royalties based on gross sales at each restaurant that is opened under the agreement. We expect that future franchise development agreements will have similar terms.

In October 2014, we entered into a license agreement with a licensee which requires such licensee to develop 17 Habit restaurants over five years in settings including educational, corporate, healthcare, military and governmental facilities. This license agreement is exclusive to the licensee for these facility types; however, such exclusivity is subject to termination annually if target milestones are not met. Under this agreement, we will receive an initial license fee per restaurant that is opened. Additionally, we will be paid ongoing monthly royalties based on gross sales at each restaurant opened under the agreement.

We intend to expand the number of franchised restaurants on a disciplined basis as we develop our franchise program, and we recently hired a seasoned Vice President of Franchising to oversee our strategy to build brand awareness and drive market penetration. We have focused our franchisee development efforts on experienced, well-capitalized partners that have operating resources, local market knowledge and a capacity to build 10 or more restaurants in their respective markets.

Marketing and Advertising

We believe that our superior execution and high-quality food creates loyal customers who become brand ambassadors. Our focus on genuine hospitality creates a great experience for our customers, motivating them to recommend The Habit to their family and friends. We enhance sales by driving brand awareness and increasing trials by first time customers, because we believe that if we can get new consumers to experience The Habit, they will quickly become regular customers.

Our marketing efforts, headed by our Chief Marketing Officer, are centered around two main components:

•

Acquire New Customers.    While word-of-mouth is our most effective form of marketing, we seek to increase brand awareness through several methods of promotion. We utilize social media such as Facebook, Yelp and Instagram to generate buzz and promote our brand. We also promote our restaurants through local community engagement and regional and local media in markets where we have scale. We frequently partner with local organizations and participate in community events. We also use our two custom designed Habit Burger Grill trucks to provide event catering services and have plans to add three additional catering trucks within the next year. We currently operate two catering trucks in California that serve the greater Los Angeles and Orange County areas. The trucks typically handle events targeted at a minimum of 150 people. The trucks cater events throughout the week, and in some instances, will service two occasions on the same day. The catering trucks build further awareness of the Habit brand and often lead to trial by new customers. These trucks enable us to reach new consumers who may be outside our restaurant footprint by promoting new trials and extending brand awareness. We also utilize a free Charburger campaign by distributing tickets that can be used to redeem one free Charburger with cheese at any of our locations. We believe that our winning combination of word-of-mouth marketing and promotional events and strategies deliver low cost solutions to increase trial and extend brand awareness within new and existing markets.

•

Increase Frequency of Existing Customers.    We seek to more deeply entrench ourselves with our current customers to gain additional visits from them. We have a diverse menu that gives customers a broad variety of options from which to choose from on each visit and an ability to personalize their experience. We focus our product development efforts on select, high-quality new menu offerings to broaden our appeal to customers and further substantiate our position as a leading fast casual destination. We also use cost effective local store marketing to increase our brand’s prominence with the consumer. Additionally, we believe our employees are one of our best marketing assets. We invest time, energy and resources educating each employee about our brand and developing them into long-term brand advocates. We believe that our employees can and have become among our most enthusiastic brand ambassadors.

Purchasing and Distribution

Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire high-quality ingredients and other necessary supplies that meet our specifications from reliable suppliers. Our primary distributor is Performance Food Group (our “primary distributor”), and we contract with them for the majority of our food and supplies. The food and supplies we purchase from Performance Food Group primarily consist of various proteins, such as fresh ground beef, chicken, sushi-grade albacore and USDA choice tri-tip steak. We also purchase beverages, paper and packaging products, produce, dairy and other grocery items, as well as a variety of kitchen and cleaning supplies needed to support our restaurant operations. We carefully selected our primary distributor based on its quality, understanding of our brand and ability to support our high growth model due to its national distribution presence. We regularly evaluate our primary distributor to ensure that the products we purchase conform to our standards and that the prices they offer are competitive.

We recognize that the safety and consistency of our products begins with our suppliers. Suppliers must meet our criteria and strict quality control standards in the production and delivery of our food and other products. We arrange for delivery of our products to each of our restaurants three days a week. Our standard sourcing procedures utilize two or more suppliers per distribution center for each commodity in order to reduce our supplier risk and ensure our ability to secure high-priority ingredients.

Intellectual Property and Trademarks

We own a number of trademarks and service marks registered or pending with the U.S. Patent and Trademark Office (the “PTO”). We have registered several marks with the PTO, including the following: The Habit; The Habit Burger Grill; Respect the Burger; and Custom Built! Quality Food Made to Order & Design. We also have certain trademarks registered or pending in certain foreign countries. In addition, we have registered the Internet domain name www.habitburger.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We plan to license the use of our registered trademarks to franchisees through franchise arrangements. The franchise arrangements will restrict franchisees’ activities with respect to the use of our trademarks and impose quality control standards in connection with goods and services offered in connection with the trademarks.

We believe that our trademarks, service marks and other intellectual property rights have significant value and are important to the marketing of our brand, and it is our policy to protect and defend vigorously our rights to such intellectual property. However, we cannot predict whether steps taken to protect such rights will be adequate. See the section entitled “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately protect our intellectual property, which could harm the value of our brand and have a material adverse effect on our business, financial condition and results of operations.”

Competition

We primarily compete in the fast casual restaurant segment, but also with restaurants in other segments, such as traditional fast food and casual dining. We believe the fast casual restaurant segment is competitive with these other restaurant segments with respect to food quality, price and value relationships, ambience, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of food products and supplies, labor and government laws and regulations.

We believe that we have a very favorable competitive stance in the fast casual restaurant segment and represent a highly disruptive concept to traditional fast food and casual dining incumbents. Based on a guest segmentation analysis we performed in 2013, we believe our customers make their dining choices among a competitive set that includes large fast casual concepts such as Chipotle Mexican Grill, Panera Bread Company and Panda Express, along with burger-focused competitors that include In-N-Out Burger, Five Guys Burger and Fries and Smashburger, among others.

Seasonality

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically slightly lower in the fourth quarter due to holiday closures. Adverse weather conditions may also affect customer traffic, especially in the first and fourth quarters. In addition, we have outdoor seating at many of our restaurants, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue.

Employees

As of September 30, 2014, we had 2,852 employees, including 103 field supervision/corporate personnel and 2,749 restaurant-level personnel. None of our employees are unionized or covered by a collective bargaining agreement, and we consider our current employee relations to be good.

Government Regulation and Environmental Matters

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public and occupational health and safety, sanitation and fire prevention. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable laws, codes and regulations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

In addition, in order to develop and construct restaurants, we, and the developers and landlords we work with, need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new restaurants. We are also required to comply with the accessibility standards mandated by the ADA, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

In addition, we are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety and other working conditions. We are also subject to various laws and regulations relating to our current and any future franchise operations. See the section entitled “Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.”

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances. These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our restaurants. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities at our properties, and any such liabilities could materially affect our business, financial condition or results of operations. See the section entitled “Risk Factors—Risks Related to Our Business and Industry—Compliance with environmental laws may negatively affect our business.”

Legal Proceedings

We are currently involved in various claims and legal actions that arise in the ordinary course of business, most of which are covered by insurance. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our business, financial condition, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of The Habit Restaurants, Inc. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Russell W. Bendel	60	Chief Executive Officer, President and Director
Ira Fils	49	Chief Financial Officer, Secretary and Director
Anthony Serritella	54	Chief Operating Officer
Peter Whitwell	55	Chief Quality Officer
Russell Friend	53	Chief Development Officer
Matthew Hood	45	Chief Marketing Officer
Christopher K. Reilly	52	Director
Allan W. Karp	59	Director
Ira Zecher	62	Director
A. William Allen III	54	Director

Russell W. Bendel was appointed Chief Executive Officer and President of The Habit Restaurants, LLC in June 2008 and was appointed Chief Executive Officer and President of The Habit Restaurants, Inc. in August 2014. He has served as a director of The Habit Restaurants, LLC since August 2008, and has served as a director of The Habit Restaurants, Inc. since August 2014. Previously, Mr. Bendel was President and Chief Operating Officer of The Cheesecake Factory. Beginning in June 2001, Mr. Bendel worked at Mimi’s Café as Chief Executive Officer and President. He currently sits on the board of directors of the California Restaurant Association and on the board of advisors for the Collins School of Hospitality Management at California State Polytechnic University. He holds a Bachelor of Science degree in Hotel Administration from Florida International University. Because of his extensive experience in leadership positions in the restaurant industry, we believe Mr. Bendel is qualified to serve on our board of directors.

Ira Fils was appointed Chief Financial Officer and Secretary of The Habit Restaurants, LLC in August 2008 and was appointed Chief Financial Officer and Secretary of The Habit Restaurants, Inc. in August 2014. He has served as a director of The Habit Restaurants, Inc. since August 2014. Previously, Mr. Fils served as Chief Financial Officer of Mimi’s Café from 2005 to 2008, after joining the company as Vice President of Finance in 2003. From 1998 to 2003, he served in various financial capacities with increasing responsibility which led to him becoming Chief Financial Officer at Rubio’s Restaurants, Inc. He holds an undergraduate degree in economics and an MBA from the University of California, Irvine. Because of his experience in the restaurant industry and his financial knowledge, we believe Mr. Fils is qualified to serve on our board of directors.

Anthony Serritella joined The Habit Restaurants, LLC in 1997 as Vice President of Operations and was later appointed Chief Operating Officer. Beginning in 1991, Mr. Serritella worked as the Vice President of Operations for McAthco Enterprises, one of the leading Sizzler franchises. He attended the University of California, San Diego where he studied economics and psychology.

Peter Whitwell joined The Habit Restaurants, LLC in 2005 as Vice President. From 2001 to 2004 he was the Senior Vice President of Baja Fresh Mexican Grill, transitioning from the position of Senior Vice President of Franchise Operations and Quality Assurance, a position he held beginning in 1999. Mr. Whitwell attended Moorpark College, where he studied Communications and Business, as well as California State University, Northridge where he studied speech communications.

Russell Friend joined The Habit Restaurants, LLC in December 2010 as Chief Development Officer. Prior to that, he served as the exclusive real estate development consultant to The Habit Restaurants,

LLC from 2007 to 2010. From 2006 to 2007, he served as Senior Real Estate Partner of P.F. Chang’s China Bistro after joining the company as the Director of Real Estate of Pei Wei Asian Diner in 2003. Mr. Friend attended the University of Arizona and Menlo College.

Matthew Hood joined The Habit Restaurants, LLC in July 2014 as Chief Marketing Officer. Prior to joining The Habit, Mr. Hood served as Chief Marketing Officer at BJ’s Restaurants Inc. from 2008 until 2014. Prior to joining BJ’s Restaurants, Mr. Hood served as the national brand consultant for Google, Inc. From 2002 to 2006, Mr. Hood served in several leadership roles for Carino’s Italian Restaurants, including Senior Vice President, Marketing and Brand Development. He holds a B.S. in Journalism and Advertising from Texas Christian University, and an MBA in Marketing and Entrepreneurship from Northwestern University’s Kellogg Graduate School of Management.

Christopher K. Reilly has served as a director of The Habit Restaurants, LLC since July 2007, and as a director of The Habit Restaurants, Inc. since July 2014. He is a founding partner of KarpReilly, LLC. Prior to KarpReilly, Mr. Reilly was a partner at Apax Partners, L.P. Prior to Apax Partners, Mr. Reilly was a Partner at Saunders, Karp & Megrue, LLC. Mr. Reilly currently serves as a Director of Norcraft Companies, Inc. (NYSE: NCFT) and on the boards of a number of privately held companies. He is also a member of the board of trustees of Providence College. Mr. Reilly holds a B.S. from Providence College and an M.B.A. from New York University’s Leonard N. Stern School of Business. Because of Mr. Reilly’s substantial experience with portfolio companies and his private equity, financial and investment banking experience, we believe he is qualified to serve on our board of directors.

Allan W. Karp has served as a director of The Habit Restaurants, LLC since July 2007, and as a director of The Habit Restaurants, Inc. since August 2014. He is a founding partner of KarpReilly, LLC. Prior to KarpReilly, Mr. Karp was the Co-Chief Executive Officer at Apax Partners, L.P. Prior to Apax Partners, Mr. Karp was a Co-Founder of Saunders, Karp & Megrue, LLC. Mr. Karp currently serves on the boards of directors of a number of privately held companies. Mr. Karp holds a B.S. in Chemistry from University of California-Santa Cruz, and a M.S. in Management from M.I.T. Sloan School of Business. Because of Mr. Karp’s extensive experience with portfolio companies and his private equity, financial and investment banking experience, we believe he is qualified to serve on our board of directors.

Ira Zecher has served as a director of The Habit Restaurants, Inc. since August 2014. Mr. Zecher is a managing member of ILZ, LLC, and is a director, audit committee chairman and compensation committee member of the board of Chuy’s Holdings, Inc. (NYSE: CHUY) and a director, audit committee chairman and compensation committee member of the board of Norcraft Companies, Inc. (NYSE: NCFT). Prior to joining The Habit, Mr. Zecher was with Ernst & Young LLP, a registered public accounting firm, for over 36 years until his retirement as a partner in 2010. Mr. Zecher gained extensive experience in audits and transactions at Ernst & Young LLP, where he served as a partner in the Audit and Transaction Advisory Services groups in New York and as the director of the Far East Area Private Equity practice, based in Hong Kong. Mr. Zecher is a CPA and holds a B.A. in accounting from Queens College of the City University of New York. He also completed the Executive Program of the Kellogg School of Management at Northwestern University. He recently taught in the Graduate Accounting program at Rutgers, the State University of New Jersey. Because of Mr. Zecher’s broad accounting and financial experience, we believe he is qualified to serve on our board of directors.

A. William Allen III has served as a director of The Habit Restaurants, Inc. since October 2014. Mr. Allen served as the CEO of OSI Restaurant partners (Bloomin’ Brands, Inc.) for five years until November 2009. He served as Chairman of the Bloomin Brands board of directors from November 2009 through December 2011. Since December 2011, Mr. Allen has acted as an investor, advisor and/or board member to a variety of established and early-stage growth companies, including Fleming’s, Il Fornaio/Corner Bakery, Bruxië and Hubworks. Prior to Bloomin’ Brands, Mr. Allen was Co-Founder of Fleming’s Prime Steakhouse & Wine Bar. Because of his extensive experience in the restaurant industry, we believe Mr. Allen is qualified to serve on our board of directors.

Board Composition Following this Offering

Our board of directors currently consists of six directors. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three staggered classes of directors of, as nearly as practicable, the same number of individuals. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of stockholders to be held in 2015 (our Class I directors are Ira Fils and Christopher Reilly).

•	the Class II directors’ term will expire at the annual meeting of stockholders to be held in 2016 (our Class II director is Allan Karp).

•	the Class III directors’ term will expire at the annual meeting of stockholders to be held in 2017 (our Class III directors are Russell Bendel, Ira Zecher and A. William Allen).

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our amended and restated certificate of incorporation provide that the size of the board of directors shall be fixed from time to time by a majority vote of the board of directors, with a maximum of 15 members unless and until we cease to qualify as a “controlled company” within the meaning of the rules of NASDAQ, in which case the board of directors may determine to increase the size of the board of directors to the extent necessary to comply with provisions of the applicable rules of NASDAQ. However, at any time that affiliates of our Sponsor own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of at least a majority of our then outstanding common stock. Directors will (except for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors.

Upon completion of this offering, our Sponsor and its affiliates will own more than 50% of the total outstanding voting power of our common stock and we will be a “controlled company” under NASDAQ corporate governance standards, as applicable. As a controlled company, we will not be required by NASDAQ for continued listing of our Class A common stock to (i) have a majority of independent directors, (ii) maintain compensation and nominating and governance committees composed entirely of independent directors with written charters addressing each committee’s purpose and responsibilities or (iii) conduct annual performance evaluations of the compensation and nominating and governance committees. We intend to, at least initially, take advantage of some of these exemptions from NASDAQ listing requirements, as discussed herein. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of corporate governance requirements, as applicable, and the ability of our independent directors to influence our business policies and affairs may be reduced. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in NASDAQ rules.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and the NASDAQ rules with respect to our audit committee within the applicable time frame. See “Audit Committee.”

Board Leadership Structure

Initially, our board of directors will consist of six directors. At any time that affiliates of our Sponsor own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of at least a majority of our then outstanding common stock. At any time that affiliates of our Sponsor do not own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of our board of directors.

At any time that affiliates of our Sponsor own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of at least a majority of our then outstanding common stock. At any time that affiliates of our Sponsor do not own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect one class of directors each year at our annual meeting.

Upon the completion of this offering, we will continue to have an audit committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the completion of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a Code of Conduct and Business Ethics applicable to our directors and officers. The Code of Conduct and Business Ethics will be accessible on our website at www.habitburger.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct and Business Ethics to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

Upon the completion of this offering, we will have an audit committee and a compensation committee with the composition and responsibilities described below. As a “controlled company”, we are not required to maintain a nominating and corporate governance committee under NASDAQ rules and we have further opted to allow our entire board to recommend director nominees. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the completion of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Our board of directors has determined that Ira Zecher, Christopher Reilly, Allan Karp and A. William Allen III are independent directors under NASDAQ rules and Exchange Act rules.

Because we intend to avail ourselves of certain exceptions applicable to “controlled companies” under the NASDAQ listing rules, we will not have a nominating committee and the responsibilities that would otherwise be undertaken by a nominating committee will be undertaken by the full board of directors or, at its discretion, by a special committee established under the direction of the full board of directors. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the rules of NASDAQ. These rules require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:

•

Appoint or replace, compensate and oversee the outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors will report directly to the audit committee.

•

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit.

•

Review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements.

•	Review and approve all related party transactions.

•

Discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of Ira Zecher, A. William Allen III and Christopher Reilly. Mr. Zecher is both an independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, and will serve as chair of the audit committee. Christopher Reilly is an “affiliated person” under Rule 10A-3 of the Exchange Act and therefore does not meet the independence criteria for audit committee membership pursuant to NASDAQ rules. We are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ rules and relevant Exchange Act rules as follows: (i) one independent member at the time of listing, (ii) a majority of independent members within 90 days of listing and (iii) all independent members within one year of listing. We expect that, within one year of our listing on NASDAQ, Mr. Reilly will have resigned from our audit committee and an independent director for audit committee purposes (as determined under NASDAQ rules and Exchange Act rules) will have been added to the audit committee. Prior to the completion of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and share-based compensation programs. The compensation committee approves specific compensation levels for all executive officers. As long as we are a controlled company, we are not required by NASDAQ rules to maintain a compensation committee comprised of independent directors. Notwithstanding that, upon the completion of this offering, the compensation committee will consist of A. William Allen III and Allan Karp, who are both independent directors. Prior to the completion of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website. The Compensation Committee will annually review and assess the adequacy of its charter.

Director Independence

Upon the completion of this offering, we expect that our Class A common stock will be listed on NASDAQ. Under the listing requirements and rules of NASDAQ, independent directors must compose a majority of our board of directors within one year of listing on NASDAQ, subject to specified exceptions. In addition, applicable NASDAQ rules require that, subject to specified exceptions, each member of our audit and compensation committees must be independent within the meaning of applicable NASDAQ rules. Upon completion of this offering, our Sponsor and its affiliates will own more than 50% of the total outstanding voting power of our common stock and we will be a “controlled company” under NASDAQ corporate governance standards, as applicable. As a controlled company, we will not be required by NASDAQ for continued listing of our Class A common stock to (i) have a majority of independent directors, (ii) maintain compensation and nominating and governance committees composed entirely of independent directors with written charters addressing each committee’s purpose and responsibilities or (iii) conduct annual performance evaluations of the compensation and nominating and governance committees. We intend to, at least initially, take advantage of certain of these exemptions from NASDAQ listing requirements, as set forth herein. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

The board of directors has reviewed the independence of our directors under the corporate governance standards of NASDAQ. Based on this review, the board of directors determined that each of Messrs. Karp, Reilly, Zecher and Allen is independent within the meaning of the corporate governance standards of NASDAQ. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with The Habit and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. Upon the completion of this offering, our compensation committee will consist of Allan Karp and A. William Allen III. None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Executive Compensation

This section describes the material elements of the compensation awarded to, earned by, or paid to our President and Chief Executive Officer, Russell W. Bendel, and our two most highly compensated executive officers (other than our chief executive officer), Ira Fils, our Chief Financial Officer, and Anthony Serritella, our Chief Operating Officer. These executives are collectively referred to in this prospectus as our named executive officers.

Summary Compensation Table

The following table sets forth the compensation earned by our named executive officers in fiscal year 2013.

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Russell W. Bendel,	2013	$611,154	—	$12,000	$623,154
President and Chief Executive Officer

Ira Fils,	2013	$315,731	—	$6,000	$321,731
Chief Financial Officer

Anthony Serritella,	2013	$239,887	$34,347	$8,400	$282,634
Chief Operating Officer

(1)

Amounts shown reflect a bonus earned in fiscal year 2013 based on the achievement of Company performance goals, including the achievement of target EBITDA, increases in Company sales, customer satisfaction and reduction in employee turnover. The bonus was paid in March 2014. Neither Mr. Bendel nor Mr. Fils participates in our annual cash bonus program and, as such, did not receive a cash bonus for fiscal year 2013.

(2)	Represents Company paid automobile allowances in the amount of $1,000 per month for Mr. Bendel, $500 per month for Mr. Fils and $700 per month for Mr. Serritella.

Base Salaries

In connection with commencement of their employment, base salaries of our named executive officers were reviewed and approved by our board of directors. The initial base salaries for Mr. Bendel and Mr. Fils, as well as the annual adjustment to such base salaries for the first three years following commencement of employment, were set forth in each executive’s employment agreement. In March 2012, the board of directors amended Mr. Bendel’s and Mr. Fils’ employment agreements to set each executive’s base salary for calendar years 2012 ($575,000 and $295,000, respectively), 2013 ($600,000 and $310,000, respectively) and 2014 ($630,000 and $325,000, respectively). Following 2014, Mr. Bendel’s and Mr. Fils’ base salary will be subject to annual review and potential increase by our board of directors.

The base salary for Mr. Serritella is set forth in his employment agreement and is subject to annual increase by the President and Chief Executive Officer of the Company. Effective August 8, 2012, Mr. Serritella’s base salary was set at $231,002, and was increased to $242,553 on August 14, 2013.

Annual Cash Bonuses

Mr. Serritella is our only named executive officer who participates in our annual cash bonus program, although our Compensation Committee is authorized to and may decide to include our other named executive officers at a later date. Mr. Serritella’s target annual incentive compensation opportunity (expressed as a percentage of base salary) was initially established at the time he commenced employment with us. Pursuant to the terms of his employment agreement, Mr. Serritella is eligible to receive an annual cash performance bonus, which may be set at a target of up to 20% of base salary, based upon achievement of performance goals determined by our President and Chief Executive Officer. For 2013, Mr. Serritella’s cash bonus was set at a target of up to 15% of base salary, based upon achievement of Company performance goals, including achievement of target EBITDA, increases in Company sales, customer satisfaction and reduction in employee turnover.

Agreements with our Named Executive Officers

Below are written descriptions of the material terms of the employment agreements with our named executive officers.

Employment Agreement with Mr. Bendel.    We have entered into an employment agreement with Mr. Bendel, dated June 2, 2008, which was amended in March 2012. Pursuant to this agreement, Mr. Bendel was entitled to an annual base salary of $600,000 for calendar year 2013, which salary was subject to increase by $30,000 for calendar year 2014, and thereafter subject to annual review and potential increase by our board of directors. Mr. Bendel is entitled to an automobile allowance of $1,000 per month. Mr. Bendel also received a grant of Class C units equal to 4% of the units of the Company on a fully diluted basis, the terms of which are described below in the section entitled “—Outstanding Equity Awards at Fiscal Year-End,” and purchased 2,760.1 Class B units at a price of $100.00 per unit. Mr. Bendel is also entitled to certain severance benefits, the terms of which are described below in the section entitled “—Potential Payments Upon Termination of Employment.”

Employment Agreement with Mr. Fils.    We have entered into an employment agreement with Mr. Fils, dated August 18, 2008, which was amended in March 2012. Pursuant to this agreement, Mr. Fils was entitled to an annual base salary of $310,000 for calendar year 2013, which salary was subject to increase by $15,000 for calendar year 2014, and thereafter subject to annual review and potential increase by our board of directors. Mr. Fils is entitled to an automobile allowance of $500 per month. Mr. Fils also received a grant of Class C units equal to 1.5% of the units of the Company on a fully diluted basis, the terms of which are described below in the section entitled “—Outstanding Equity Awards at Fiscal Year-End,” and purchased 500 Class B units at a price of $100.00 per unit. Mr. Fils is also entitled to certain severance benefits, the terms of which are described below in the section entitled “—Potential Payments Upon Termination of Employment.”

Employment Agreement with Mr. Serritella.    We have entered into an employment agreement with Mr. Serritella, dated July 31, 2007, which replaced and superseded his prior employment agreement with our predecessor. Under this agreement, Mr. Serritella was appointed Vice President, Operations. Mr. Serritella was appointed Chief Operating Officer on July 26, 2010. Pursuant to his employment agreement, Mr. Serritella is entitled to an annual base salary of $234,851 for calendar year 2013, subject to annual review and potential increase by our President and Chief Executive Officer. Mr. Serritella is also eligible for an annual cash performance bonus, which may be set at a target of up to 20% of base salary, based upon achievement of performance goals determined by our President and Chief Executive Officer. For 2013, Mr. Serritella’s annual cash bonus was set at a target of up to 15% of base salary. Mr. Serritella is entitled to an automobile allowance of $700 per month and is entitled to reimbursement of up to $1,000 per month for his cost of participating in our health plan. In lieu of this reimbursement, we have provided Mr. Serritella with health benefits on the same basis as our other executive officers. Mr. Serritella is also entitled to certain severance benefits, the terms of which are described below in the section entitled “—Potential Payments Upon Termination of Employment.”

Outstanding Equity Awards at Fiscal Year-End

Our named executive officers have been granted Class C units under The Habit Restaurants, LLC Management Incentive Plan, which we refer to as the “Management Incentive Plan.” Class C units are intended to be “profits interests” for U.S. federal income tax purposes.

On August 31, 2008, Mr. Bendel received a grant of 12,474.37 Class C units, which vested over five years commencing on June 9, 2008, subject to continued employment. Vested Class C units are convertible into Class A units at two different conversion prices in order to provide management with additional motivation to work toward increasing the value of the Company’s equity; 9,355.78 of his Class C units are convertible into Class A units upon payment of a conversion price of $100 per Class A unit and 3,118.59 of his Class C are convertible into Class A units upon payment of a conversion price of $200, in each case adjusted downward for prior Company distributions, if any.

On December 1, 2008, Mr. Fils received a grant of 4,677.89 Class C units, which vested over five years commencing on August 18, 2008, subject to continued employment. Vested Class C units are convertible into Class A units at two different conversion prices in order to provide management with additional motivation to work toward increasing the value of the Company’s equity. 3,118.59 of his Class C units are convertible into Class A units upon payment of a conversion price of $100 per Class A unit and 1,559.30 of his Class C are convertible into Class A units upon payment of a conversion price of $200, in each case adjusted downward for prior Company distributions, if any.

On October 1, 2007, Mr. Serritella received a grant of 2,500 Class C units, which vested over five years commencing on October 1, 2007, subject to continued employment. Vested Class C units are convertible into Class A units upon payment of a conversion price of $100 per Class A unit, adjusted downward for Company distributions, if any.

All Class C units have a 10-year term measured from the earlier of the date of grant or the vesting commencement date, as identified in each individual award agreement.

As of December 31, 2013, all Class C units then held by our named executive officers were vested, but had not been converted into Class A units. On July 1, 2014, Messrs. Bendel, Fils and Serritella were granted an additional 3,508, 2,005, and 1,504 Class C units, respectively, each of which grant vests over five years commencing on July 1, 2014, subject to continued employment. Vested Class C units are convertible into Class A units upon payment of a conversion price of $495 per Class A unit, adjusted downward for Company distributions, if any.

The Class C units held by our named executive officers will be converted into common units of The Habit Restaurants, LLC immediately prior to the completion of this offering, as described below.

Potential Payments Upon Termination of Employment

Messrs. Bendel and Fils—Termination of Employment without Cause or for Good Reason.    If the executive’s employment is terminated by us without cause or by the executive for good reason (as such terms are defined in the executive’s employment agreement), the executive will be entitled to (i) accrued but unpaid base salary and vacation through the date of termination, and any other payments required by applicable law or Company policy; (ii) continued payment of the executive’s base salary for a period of 12 months following such termination of employment; and (iii) payment of the executive’s COBRA premiums for a period of 12 months following such termination of employment.

Mr. Serritella—Termination of Employment without Cause or for Good Reason.    If Mr. Serritella’s employment is terminated by us without cause or by him for good reason (as such terms are defined in his employment agreement), Mr. Serritella will be entitled to continued payment of his base salary for a period of six months following such termination of employment.

Messrs. Bendel, Fils and Serritella—Severance Subject to Release of Claims.    Our obligation to provide our named executive officers with any severance payments or other benefits under their respective employment agreements is conditioned on the executive executing an effective release of claims in our favor. Messrs. Bendel and Fils are also subject to a three-year post-termination non-competition and non-solicitation of employees, independent contractor, or business partners covenant.

Messrs. Bendel and Fils—Other Termination of Employment.    If the executive’s employment is terminated by us for cause or by the executive without good reason (as such terms are defined in the executive’s employment agreement), or if the executive’s employment is terminated due to death or disability (as such term is defined in the executive’s employment agreement), the executive (or beneficiary, as the case may be) will be entitled to the executive’s accrued but unpaid base salary and vacation through the date of termination, and any other payments required by applicable law or Company policy.

Retirement Benefits

We do not maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that cover our named executive officers. Our 401(k) plan permits eligible employees to defer their annual eligible compensation, subject to the limitations imposed by the Internal Revenue Code, and provides for a Company matching contribution equal to 50% of the first 3% of compensation. None of our named executive officers participates in our 401(k) plan.

Effective May 1, 2014, we adopted The Habit Restaurants, LLC Deferred Compensation Plan (the “Deferred Compensation Plan”), a nonqualified deferred compensation plan that covers our named executive officers and other eligible key employees, and is intended to mirror certain benefits provided under our 401(k) plan. The Deferred Compensation Plan permits eligible employees to defer their annual eligible compensation, and provides for a discretionary Company matching credit equal to 50% of the first 3% of compensation so deferred.

Equity and Incentive Plans

Management Incentive Plan

Effective September 28, 2007, our board of directors adopted the Management Incentive Plan. The Management Incentive Plan provides for the grant of Class C units to selected employees and other persons providing services for The Habit Restaurants, LLC and its subsidiaries.

Immediately prior to the completion of this offering, it is expected that all of the outstanding vested and unvested Class C units in The Habit Restaurants, LLC will be converted into an amount of vested and unvested The Habit Restaurants, LLC common units, respectively, in each case, based on our pre-offering value. Each unvested common unit of The Habit Restaurants, LLC will continue to vest following the completion of this offering based on the vesting schedule of the outstanding unvested Class C unit for which it was exchanged. The vested and unvested common units of The Habit Restaurants, LLC received upon the conversion of vested and unvested Class C units will be entitled to receive distributions, if any, from The Habit Restaurants, LLC, provided, however, distributions (other than tax distributions) in respect of unvested common units The Habit Restaurants, LLC will only be delivered to the holder thereof when, as, and if such units ultimately vest. The vesting and other terms applicable to the unvested common units received in exchange for unvested Class C units will be set forth in definitive documentation to be entered into immediately prior to the completion of this offering.

2014 Omnibus Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt The Habit Restaurants, Inc. 2014 Omnibus Incentive Plan (the “2014 Omnibus Incentive Plan”) and, following this offering, all equity-based awards will be granted under the 2014 Omnibus Incentive Plan. The 2014 Omnibus Incentive Plan will also permit grants of cash bonuses beginning in fiscal year 2015.

The day prior to the completion of this offering, we expect to grant two of our non-employee directors, Mr. Ira Zecher and Mr. A. William Allen III, options to purchase shares of Company common stock with a total stock value of $150,000 each, under the 2014 Omnibus Incentive Plan. The options will have an exercise price equal to the initial public offering price in this offering and a vesting period of three years. No other awards are expected to be made under the 2014 Omnibus Incentive Plan prior to the completion of this offering.

The following summary describes the material terms of the 2014 Omnibus Incentive Plan. This summary is not a complete description of all provisions of the 2014 Omnibus Incentive Plan and is qualified in its entirety by reference to the 2014 Omnibus Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2014 Omnibus Incentive Plan is to advance the Company’s interests by providing for the grant to eligible individuals of equity-based and other incentive awards.

Plan administration. The 2014 Omnibus Incentive Plan will be administered by our board of directors or a committee of our board of directors (the “Administrator”). The Administrator will have the authority to, among other things, interpret the 2014 Omnibus Incentive Plan, determine eligibility for, grant and determine the terms of awards under the 2014 Omnibus Incentive Plan, and to do all things necessary to carry out the purposes of the 2014 Omnibus Incentive Plan. The Administrator’s determinations under the 2014 Omnibus Incentive Plan will be conclusive and binding.

Authorized shares. Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2014 Omnibus Incentive Plan is 2,525,275 shares.

Individual limits. The maximum number of shares of Common Stock for which stock options may be granted and the maximum number of shares of Common Stock subject to stock appreciation rights that may be granted to any person in any calendar year will each be 1,010,110 shares. The maximum number of shares of Common Stock subject to other awards granted to any person in any calendar year will be 1,010,110 shares. The maximum amount payable to any person in any calendar year under cash awards will be $2.5 million. The maximum grant date value of any award granted to any non-employee director during any calendar year will not exceed $500,000.

Eligibility. The Administrator will select participants from among our key associates, directors, consultants and advisors who are in a position to make a significant contribution to the success of the Company and its affiliates. Eligibility for stock options intended to be incentive stock options (“ISOs”), is limited to employees of the Company or certain affiliates.

Types of awards. The 2014 Omnibus Incentive Plan provides for grants of stock options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, cash awards, and other awards convertible into or otherwise based on shares of our stock. Dividend equivalents may also be provided in connection with an award under the 2014 Omnibus Incentive Plan.

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Stock options and stock appreciation rights: The exercise price of an option, and the base price against which a stock appreciation right is to be measured, are not permitted to be less than the fair market value (or, in the case of an ISO granted to a ten-percent shareholder, 110% of the fair market value) of a share of Common Stock on the date of grant. The Administrator will determine the time or times at which stock options or stock appreciation rights become exercisable and the terms on which such awards remain exercisable.

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Restricted and unrestricted stock: A restricted stock award is an award of Common Stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to restrictions under the 2014 Omnibus Incentive Plan.

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Stock units: A stock unit award is denominated in shares of Common Stock and entitles the participant to receive stock or cash measured by the value of the shares in the future. The delivery of stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

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Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria. Performance awards may be equity-based or cash-based.

•	Cash awards: A cash award is an award that is settled in cash.

Vesting. The Administrator will have the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of employment. The Administrator will determine the effect of termination of employment or service on an award. Unless otherwise provided by the Administrator or in an award agreement, upon a termination of employment all unvested options and other awards requiring exercise will terminate, all other unvested awards will be forfeited and vested options will terminate if not exercised within post-termination exercise windows set forth in the 2014 Omnibus Incentive Plan.

Performance criteria. The 2014 Omnibus Incentive Plan will provide that grants of performance awards, including cash-denominated awards and equity-based awards, will be made based upon, and subject to achieving, performance objectives over a specified performance period or periods. In general, Section 162(m) restricts the deductibility of compensation paid to certain executive officers of a publicly traded corporation. Following a limited period following completion of this offering during which exemption from Section 162(m) may be available under a special transition rule, our ability to grant awards intended to qualify as exempt from Section 162(m) will depend, in part, on our ability to satisfy a regulatory exemption for “performance-based compensation.” We currently expect, and the 2014 Omnibus Incentive Plan provides, that performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) will be limited to an objectively determinable measure or measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof), and expressed as an absolute goal, percentage of revenue, on a per share basis, or as growth or improvement over a particular period) : net income; pre-tax income; sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating cash flow; free cash flow; stock price; stockholder return; return on stockholder equity; book value; expense control; economic value added; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), the Administrator may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax on accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Transferability. Awards under the 2014 Omnibus Incentive Plan may not be transferred except by will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by the Administrator.

Corporate transactions. In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, the Administrator may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as the Administrator may otherwise determine, awards not assumed will terminate upon the consummation of such corporate transaction.

Adjustment. In the event of certain corporate transactions (including a stock dividend, stock split or combination of shares, recapitalization or other change in the Company’s capital structure), the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under and the individual limits included in the 2014 Omnibus Incentive Plan, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. The Administrator will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

Amendment and termination. The Administrator will be able to amend the 2014 Omnibus Incentive Plan or outstanding awards, or terminate the 2014 Omnibus Incentive Plan as to future grants of awards, except that the Administrator will not be able alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2014 Omnibus Incentive Plan or reserved by the Administrator). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Code or applicable stock exchange requirements.

Director Compensation

Individuals who served as the members of our board of directors were not separately compensated for their services as a director during fiscal year 2013, other than reimbursement of out-of-pocket expenses incurred in connection with rendering such services. Following the completion of this offering, we plan to establish a compensation program for non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

The following is a description of transactions, since January 1, 2013, in which (a) we are a participant, (b) the amount involved exceeds $120,000 and (c) one or more of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest. We refer to these as “related person transactions.”

Recapitalization Transactions in Connection with this Offering

These summaries do not purport to be complete descriptions of all of the provisions of the documents relating to the Recapitalization Transactions and the material exhibits thereto, and they are qualified in their entirety by reference to the complete text of agreements which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of these agreements or other exhibits, see the section entitled “Where You Can Find More Information.”

Recapitalization Agreement

In connection with the Recapitalization Transactions, we and our subsidiaries entered into a recapitalization agreement with The Habit Restaurants, LLC, our Sponsor and certain of its affiliates, and the Continuing LLC Owners. Under the recapitalization agreement, all of the holders of Class A units, Class B units and Class D units in The Habit Restaurants, LLC will have their units converted into common units of The Habit Restaurants, LLC. All holders of Class C units will have their units converted into common units of The Habit Restaurants, LLC, provided that all such units that have not yet vested shall be subject to continued vesting. Conversion of the LLC units is conditioned upon, among other things, adoption of the LLC Agreement and entry into each of the registration rights agreement and TRA.

The Habit Restaurants, LLC Limited Liability Company Agreement

In connection with the Recapitalization Transactions, the LLC Agreement will be amended and restated. As a result of the Recapitalization Transactions and this offering, The Habit Restaurants, Inc. will hold interests directly and indirectly through its subsidiaries in The Habit Restaurants, LLC and will be the sole managing member of The Habit Restaurants, LLC. Accordingly, The Habit Restaurants, Inc. will operate and control all of the business and affairs of The Habit Restaurants, LLC and, through The Habit Restaurants, LLC, conduct our business. Additionally, The Habit Restaurants, LLC will reclassify its outstanding LLC Units as non-voting units. Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc. including all of the expenses of this offering.

Pursuant to the LLC Agreement as it will be in effect at the completion of this offering, The Habit Restaurants, Inc. has the right to determine, subject to the discussion of tax distributions below, when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units (including The Habit Restaurants, Inc. and its subsidiaries) pro rata in accordance with the percentages of their respective LLC Units (other than, for clarity, certain non-pro-rata payments to us to satisfy certain of our obligations).

The holders of LLC Units, including The Habit Restaurants, Inc. and its subsidiaries, will incur U.S. federal, state and local income taxes on their allocable shares (determined under relevant tax rules) of any taxable income of The Habit Restaurants, LLC. Net profits and net losses of The Habit Restaurants, LLC will generally be allocated to holders of LLC Units (including The Habit Restaurants, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except to the extent certain rules provide for disproportionate allocations or are otherwise required under applicable tax law. The LLC Agreement will provide for cash distributions, which we refer to as “tax distributions,” to the holders of LLC Units. Generally, these tax distributions will be computed based on our estimate of the taxable income of The Habit Restaurants, LLC allocable to the holders of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Irvine, California (taking into account, among other things, the deductibility of certain expenses and certain adjustments relating to the calculation of state taxes). For purposes of determining the taxable income of The Habit Restaurants, LLC, such determination will be made by generally disregarding any adjustment to the taxable income of any member of The Habit Restaurants, LLC that arises under the tax basis adjustment rules of the Internal Revenue Code of 1986, as amended (the “Code”), and is attributable to the acquisition by such member of an interest in The Habit Restaurants, LLC in this offering and future sale or exchange transactions.

As a result of the potential differences in the amount of net taxable income allocable to us and to The Habit Restaurants, LLC’s other equity holders and potential differences in applicable tax rates, we may receive tax distributions in excess of our tax liabilities and our payment obligations under the tax receivable agreement. We do not currently expect to pay any cash dividends on shares of our Class A common stock, and, to the extent we do not distribute such cash balances as dividends and instead retain such cash balances, The Habit Restaurants, LLC’s other equity holders would benefit from any value attributable to such accumulated cash balances as a result of their ownership of shares of common stock following an exchange of their common units of The Habit Restaurants, LLC pursuant to the LLC Agreement. See “—Exchange Procedures.”

The limited liability company agreement of The Habit Restaurants, LLC will also provide that substantially all expenses incurred by or attributable to The Habit Restaurants, Inc. (such as expenses incurred in connection with this offering), but not including income tax expenses of The Habit Restaurants, Inc., will be borne by The Habit Restaurants, LLC.

Tax Receivable Agreement

Our acquisitions of interests in The Habit Restaurants, LLC from the Continuing LLC Owners for shares of our Class A common stock or cash are expected to provide favorable tax attributes for us. As a result of our acquisitions at the time of this offering and in the future of LLC Units, anticipated tax basis adjustments and other related tax attributes may reduce the amount of tax we would otherwise be required to pay in the future.

In connection with this offering, we will enter into the TRA. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally will retain 15% of the applicable tax savings. In addition, the TRA will provide for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that we are unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

Exchange Procedures

Pursuant to and subject to the terms of the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which such shares will be cancelled in connection with any such exchange) for, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As any Continuing LLC Owner exchanges its LLC Units, The Habit Restaurants, Inc.’s interest in The Habit Restaurants, LLC will increase. The LLC Agreement will provide that a Continuing LLC Owner will not have the right to exchange LLC Units if, among other things, we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We may impose additional restrictions on exchange that we determine to be necessary or advisable to prevent The Habit Restaurants, LLC from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. When a holder exchanges LLC Units and an equal number of shares of Class B common stock for shares of Class A common stock, because The Habit Restaurants, Inc. acquires additional LLC Units in connection with such exchange, the number of LLC Units held by The Habit Restaurants, Inc. will correspondingly increase, and such shares of Class B common stock will be cancelled.

As noted above, each of the Continuing LLC Owners will also hold a number of shares of our Class B common stock equal to the number of LLC Units held by such person. Although shares of Class B common stock have no economic rights, they give holders voting power at The Habit Restaurants, Inc., the managing member of The Habit Restaurants, LLC, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote. Accordingly, the voting power afforded to the Continuing LLC Owners by their shares of Class B common stock is automatically and correspondingly reduced as they exchange LLC Units and Class B common stock for shares of our Class A common stock pursuant to the LLC Agreement. Additionally, the voting power afforded to such Continuing LLC Owners will correspondingly increase as a result of the issuance of Class A common stock. Therefore, as a result of these transactions (and without taking into account any subsequent sale of shares of Class A common stock issued pursuant to the LLC Agreement), the voting power will effectively remain unchanged.

Registration Rights Agreement

In connection with the completion of this offering, we will enter into a registration rights agreement with the Continuing LLC Owners. Pursuant to the registration rights agreement, certain of our security holders, their affiliates and certain transferees, will have the right, under certain circumstances and subject to certain restrictions, to require us to register for resale the shares of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units) to be sold by them. See “Description of Capital Stock—Registration Rights.”

Following the completion of this offering, KarpReilly and its affiliates will have the right, on up to five occasions, to demand that we register Class A common stock to be sold by them. Such registration demand must be expected to result in aggregate net cash proceeds to the participating registration rights holders in excess of $10 million, or $25 million in the case of an underwritten offering. In certain circumstances, we may postpone or decline the filing of a registration statement in connection therewith. All other holders have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock to be sold by them in connection with registered offerings requested by KarpReilly, its affiliates or initiated by us.

In addition, at the time that we become eligible to file a Registration Statement on Form S-3, and pursuant to the terms of the LLC Agreement, we intend to cause to be declared effective a Registration Statement for the exchange of all shares of Class B common stock, together with all common units held by the Continuing LLC Owners for shares of Class A common stock. If we do not do so within three months of becoming eligible to file a Registration Statement on Form S-3, certain holders will have the right to demand that we cause such Registration Statement on Form S-3 be declared effective.

Participation in This Offering

Certain of our directors, officers or other affiliates may purchase shares of Class A common stock in the directed share program in this offering at the initial public offering price. These prospective purchasers have the right to purchase these shares, but are under no obligation to purchase any shares in this offering and their interest in purchasing shares in this offering is not a commitment to do so. The underwriters will receive the same discount from shares of our Class A common stock purchased by such directors, officers and other affiliates as they will from other shares of our Class A common stock sold to the public in this offering. Any shares purchased by such directors, officers and other affiliates will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

License Agreement with Co-Founders

On February 11, 2004 we entered into a Trademark Assignment Agreement with Reichard Bros. Enterprises, Inc., pursuant to which we acquired all rights in and to eight service marks, trademarks, trade names and logotypes, and all rights, title and interest in a distinctive system for operating Habit restaurants and certain other intellectual property, including recipes, products, formulas, cooking techniques and trade secrets (the “Intellectual Property”) from Reichard Bros. Enterprises, Inc. Concurrently, we entered into an Intellectual Property License Agreement, pursuant to which we granted Reichard Bros. Enterprises, Inc. a royalty-free license to use such intellectual property in Santa Barbara County, California. On July 31, 2007, we amended and restated this license agreement when we entered into an Amended and Restated Trademark and Intellectual Property License Agreement with the co-founders of The Habit, Brent and Bruce Reichard, and Reichard Bros. Enterprises, Inc., pursuant to which we granted Reichard Bros. Enterprises, Inc. an exclusive royalty-free license to use the Intellectual Property to operate Habit restaurants in Santa Barbara County. We further amended this agreement in October 2014. We do not receive any royalties or fees from the operations of these restaurants, and they are operated solely by Reichard Bros. Enterprises, Inc. If Reichard Bros. Enterprises, Inc. does not successfully operate its licensed restaurants in a manner consistent with our standards and the standards set forth in the Amended and Restated Trademark License Agreement and requirements it may have a material adverse effect on our business, financial condition and results of operations.

Management Services

KarpReilly Investments, LLC, an affiliate of our Sponsor, provides certain management services to us in connection with the Management and Monitoring Agreement. In connection with such services, KarpReilly Investments, LLC receives an annual management fee of $135,000, paid quarterly. In addition, KarpReilly Investments, LLC is reimbursed for all expenditures made by it on our behalf, including without limitation, legal, accounting, investment banking, consulting, research and other professional services, travel and other out-of-pocket expenses and filing and similar fees; all custody, transfer, registration and similar fees; all brokerage and finders’ fees and commissions and discounts incurred in connection with the purchase or sale of securities and all interest on borrowed funds. In connection with the management services provided by KarpReilly Investments, LLC, we have agreed to indemnify and limit the liability of KarpReilly Investments, LLC, our Sponsor, and certain individuals associated with our Sponsor. For fiscal years 2012 and 2013, we incurred total costs of approximately $160,000 and $144,000, respectively, for such management related services and reimbursable expenses payable to KarpReilly. We have agreed to terminate this agreement with KarpReilly Investments, LLC upon the completion of this offering for a one-time termination fee to KarpReilly Investments, LLC of $500,000. Two of our directors, Messrs. Karp and Reilly, are partners of our Sponsor.

Control Relationships

Immediately following the completion of this offering, our Sponsor and its affiliates will beneficially own approximately 39.4% of our outstanding Class A common stock, or 36.1% if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full and 64.9% of our outstanding Class B common stock, which, combined with its holdings of our Class A common stock, aggregates to 56.5% of our voting power. As a result, our Sponsor could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change in control transactions. The interests of our Sponsor may not always coincide with the interests of the other holders of our common stock. See the section entitled “Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.”

In addition, immediately following the completion of this offering, we will be a “controlled company” under the corporate governance standards of NASDAQ and, as such, we intend to, at least initially, take advantage of all of certain exemptions from listing requirements, as applicable. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of NASDAQ corporate governance requirements, as applicable, and the ability of our independent directors to influence our business policies and affairs may be reduced. See the section entitled “Management—Board Composition Following this Offering.”

Related Person Transactions Policy

Upon the completion of this offering, we will adopt a formal written policy with respect to the review, approval and ratification of related person transactions. Under the policy, our audit committee will be responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In particular, our policy will require our audit committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The audit committee may approve only those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the audit committee determines in good faith.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interest. We believe that we have executed all of the transactions set forth under the section entitled “Certain Relationships and Related Party Transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information with respect to the beneficial ownership of our Class A common stock and Class B common stock (together with the same amount of LLC Units) as of September 30, 2014 by:

•	each of our directors and named executive officers;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on (i) the number of shares and LLC Units to be issued and outstanding immediately prior to the completion of this offering after giving effect to the Recapitalization Transactions and (ii) an assumed initial public offering price of $15.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). See the section entitled “The Recapitalization.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on (a) the number of shares and LLC Units to be issued and outstanding immediately after this offering and (b) an assumed initial public offering price of $15.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

The amounts and percentages of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. In addition, the table below assumes that the underwriters do not exercise their option to purchase additional shares and does not reflect any shares of Class A our common stock that our directors, officers and other affiliates may purchase in this offering through the directed share program described in the section entitled “Underwriting.” Unless otherwise indicated, the address for each listed stockholder is: c/o The Habit Restaurants, LLC, 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614.

	Class A Common Stock Beneficially Owned(1)						Combined Voting Power(2)(3)
	After Giving Effect to the Recapitalization Transactions and Prior to this Offering		After Giving Effect to the Recapitalization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After Giving Effect to the Recapitalization Transactions and this Offering Assuming Underwriters’ Option is Exercised in Full		After Giving Effect to the Recapitalization Transactions and Prior to this Offering	After Giving Effect to the Recapitalization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised	After Giving Effect to the Recapitalization Transactions and this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%	%	%	%
Directors and Executive Officers
A. William Allen III	—	—	—	—	—	—	—	—	—
Russell Bendel	—	—	—	—	—	—	4.7	3.8	3.6
Ira Fils	—	—	—	—	—	—	1.6	1.3	1.3
Russell Friend	—	—	—	—	—	—	*	*	*
Matthew Hood	—	—	—	—	—	—	*	*	*
Allan Karp(4)	—	—	—	—	—	—	—	—	—
Christopher Reilly(4)	—	—	—	—	—	—	—	—	—
Anthony Serritella	—	—	—	—	—	—	1.7	1.4	1.3
Peter Whitwell	—	—	—	—	—	—	*	*	*
Ira Zecher	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (ten persons)	—	—	—	—	—	—	9.3	7.4	7.2
5% Equityholders
Entities affiliated with KarpReilly, LLC(5)	3,244,488	100	3,244,488	39.4	3,244,488	36.1	70.5	56.5	54.9

	Class B Common Stock Beneficially Owned(1)
	After Giving Effect to the Recapitalization Transactions and Prior to this Offering		After Giving Effect to the Recapitalization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Directors and Executive Officers
A. William Allen III	—	—	—	—	—	—
Russell Bendel	946,896	5.6	946,896	5.6	946,896	5.6
Ira Fils	332,491	2.0	332,491	2.0	332,491	2.0
Russell Friend	115,165	*	115,165	*	115,165	*
Matthew Hood	54,356	*	54,356	*	54,356	*
Allan Karp(4)	—	—	—	—	—	—
Christopher Reilly(4)	—	—	—	—	—	—
Anthony Serritella	345,387	2.0	345,387	2.0	345,387	2.0
Peter Whitwell	81,057	*	81,057	*	81,057	*
Ira Zecher	—		—		—
All executive officers and directors as a group (ten persons)	1,875,352	11.0	1,875,352	11.0	1,875,352	11.0
5% Equityholders
Entities affiliated with KarpReilly, LLC(5)	11,034,929	64.9	11,034,929	64.9	11,034,929	64.9

*	Indicates less than one percent.
(1)

Subject to the terms of the LLC Agreement, the LLC Units together with a corresponding number of shares of Class B common stock, which will be cancelled in the exchange, are exchangeable for at the option of The Habit Restaurants, Inc., cash or shares of our Class A common stock on a one-for-one basis. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Exchange Procedures.” Beneficial ownership of Class A common stock reflected in the Class A common stock Beneficially Owned table above does not reflect beneficial ownership of LLC Units and shares of Class B common stock for which such shares of Class A common stock may be exchanged.

(2)

Following the Recapitalization Transactions and this offering, the Continuing LLC Owners will own LLC Units and a corresponding number of shares of our Class B common stock and will be entitled to one vote for each share of Class B common stock held by them.

(3)

Represents percentage of voting power of the Class A common stock and Class B common stock of The Habit Restaurants, Inc. voting together as a single class. See the section entitled “Description of Capital Stock—Common Stock—Voting Rights.”

(4)

Does not include 3,244,488 shares of our Class A common stock and 11,034,929 shares of our Class B common stock beneficially owned by entities affiliated with KarpReilly, LLC. Messrs. Reilly and Karp are partners of KarpReilly, LLC and may be deemed to beneficially own the shares beneficially owned by KarpReilly, LLC. Each of Messrs. Reilly and Karp disclaim ownership of such shares except to the extent of their respective pecuniary interests therein.

(5)

Before the Recapitalization Transactions, (a) KarpReilly Investments, LLC, a Delaware limited liability company (“KR Investments”), held 42,357 Class B units and 4,199 Class D units in The Habit Restaurants, LLC; (b) KarpReilly HB Co-Invest, LLC, a Delaware limited liability company (“KarpReilly HB”), held 122,298 Class B units and 12,124 Class D units in The Habit Restaurants, LLC; (c) Habit Restaurant Holdings 45, Inc., a Delaware corporation (“Holdings 45”), held 21,785 Class B units and 2,160 Class D units in The Habit Restaurants, LLC; (d) Habit Restaurant Holdings 25, Inc., a Delaware corporation (“Holdings 25”), held 12,103 Class B units and 1,200 Class D units in The Habit Restaurants, LLC; (e) Habit Restaurant Holdings 15, Inc., a Delaware corporation (“Holdings 15”), held 7,262 Class B units and 720 Class D units in The Habit Restaurants, LLC; (f) Habit Restaurant Holdings 10, Inc., a Delaware corporation (“Holdings 10”), held 4,841 Class B units and 480 Class D units in The Habit Restaurants, LLC; (g) Habit Restaurant Holdings 5, Inc., a Delaware corporation (“Holdings 5”), held 2,421 Class B units and 240 Class D units in The Habit Restaurants, LLC and (h) Habit Restaurant Co-Invest, LLC (“Co-Invest LLC”) held 50,100 common shares in The Habit Restaurants, Inc. and no units in The Habit Restaurants, LLC. 42,613 of the Class B units and 4,224 of the Class D units held by KarpReilly HB represent its beneficial ownership of Class B units and Class D units held by J.P. Morgan U.S. Direct Corporate Financial Institutional Investors III LLC, a Delaware limited liability company (“JPM Direct”), and 522 5th Avenue Fund, L.P., a Delaware limited partnership (“522 5th”). Following the Recapitalization Transactions and this offering, (a) KR Investments will hold 2,838,714 LLC Units and 2,838,714 shares of Class B common stock; (b) KarpReilly HB will hold 8,196,215 LLC Units and 8,196,215 shares of Class B common stock; (c) Holdings 45 will hold 1,460,020 LLC Units and no shares of Class B common stock; (d) Holdings 25 will hold 811,122 LLC Units and no shares of Class B common stock; (e) Holdings 15 will hold 486,673 LLC Units and no shares of Class B common stock; (f) Holdings 10 will hold 324,449 LLC Units and no shares of Class B common stock; (g) Holdings 5 will hold 162,224 LLC Units and no shares of Class B common stock and (h) Co-Invest LLC will hold 3,244,488 shares of Class A common stock in The Habit Restaurants, Inc. and no LLC Units. 2,855,884 of the LLC Units and 2,855,884 of the shares of Class B common stock held by KarpReilly HB represent its beneficial ownership of LLC Units and Class B common stock held directly by JPM Direct and 522 5th. Messrs. Christopher Reilly and Allan Karp may be deemed the beneficial owners of all the securities held by the entities affiliated with KarpReilly, LLC, as hereinafter described. Messrs. Reilly and Karp, as the sole managers of KarpReilly GP, LLC (“KarpReilly GP”), which is the managing member of KarpReilly HB and Co-Invest LLC, have sole voting and dispositive power over and may be deemed the beneficial owners of all of the securities of KarpReilly HB. KarpReilly GP also has voting and dispositive control over the securities of The Habit Restaurants, Inc. and The Habit Restaurants, LLC held by each of JPM Direct and 522 5th, and therefore Messrs. Reilly and Karp may also be deemed the beneficial owner of such securities. Additionally, Messrs. Reilly and Karp, as the sole managers of KR Investments, have sole voting and dispositive power over and may be deemed the beneficial owners of all of the securities of KR Investments. Messr. Reilly, as the sole member of Holdings 45, Holdings 25, Holdings 15, Holdings 10 and Holdings 5, has sole voting and dispositive power over and may also be deemed the beneficial owner of all of the securities of Holdings 45, Holdings 25, Holdings 15, Holdings 10 and Holdings 5, respectively. Each of Messrs. Reilly and Karp disclaim ownership of such shares except to the extent of their respective pecuniary interests therein. The principal business address of KR Investments, KarpReilly HB, Holdings 45, Holdings 25, Holdings 15, Holdings 10, and Holdings 5 is c/o KarpReilly, LLC, 104 Field Point Road, Greenwich, CT 06830.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated by-laws as they will be in effect upon the completion of this offering. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated by-laws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

General

Upon the completion of this offering, the total amount of our authorized capital stock will consist of 70,000,000 shares of Class A common stock, par value $0.01 per share and 70,000,000 shares of Class B common stock, par value $0.01 per share. See the section entitled “The Recapitalization.”

Our amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Registration Rights

Following the completion of this offering, certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement and are described in additional detail below. We have entered into such registration rights agreement with our Continuing LLC Owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered upon exchange of LLC Units held by them (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). We will pay the registration expenses (other than underwriting discounts, selling commissions or any other brokerage or underwriting fees and expenses) of the holders of the shares registered pursuant to the registrations described below.

Following the completion of this offering, our Sponsor and its affiliates will be entitled to certain demand registration rights. At any time after the effective date of this offering, KarpReilly and its affiliates can request that we register the offer and sale of their shares. Such request for registration must cover securities the anticipated aggregate offering price of which, net of registration expenses, is at least $10 million ($25 million in the case of an underwritten offering). If from the time of any request through the date when such registration becomes effective, we engaged or have firm plans to engage within 90 days of such request in a registered public offering, then we may, at our option, decline such request.

Following the completion of this offering, if we propose to register, or receive a demand to register, the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, each party to the registration rights agreement will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. Upon the written request of any party to the registration rights agreement given after we provide notice of registration, we must use reasonable efforts to cause all such parties’ requested registrable shares to be registered. If we register a “piggyback” offering, our Board shall have the right to designate the managing underwriter. Each “piggyback” offering may have a maximum offering size, to be determined by the managing underwriter, so as the aggregate number of shares will not have a material adverse effect on the offering, and in such case, each party entitled to “piggyback” registration right would have his, her or its registrable shares included in the offering reduced on a pro rata basis.

In addition, at the time that we become eligible to file a Registration Statement on Form S-3, and pursuant to the terms of the LLC Agreement, we intend to cause to be declared effective a Registration Statement for the exchange of all shares of Class B common stock, together with all common units held by the Continuing LLC Owners for shares of Class A common stock. If we do not do so within three months of becoming eligible to file a Registration Statement on Form S-3, certain holders will have the right to demand that we cause such Registration Statement on Form S-3 be declared effective. The registration rights agreement includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registrations. We have agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of Class A common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. Holders of our Class B Common Stock do not have any right to receive dividends.

Voting Rights.    Holders of our Class A common stock and our Class B common stock will have voting power over The Habit Restaurants, Inc., the sole managing member of The Habit Restaurants, LLC, at a level that is consistent with their overall equity ownership of our business. Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Each holder of Class B common stock shall be entitled to the number of votes equal to the total number of LLC Units held by such holder multiplied by the exchange rate specified in the LLC Agreement with respect to each matter presented to our stockholders on which the holders of Class B common stock are entitled to vote. Accordingly, the holders of LLC Units collectively have a number of votes that is equal to the aggregate number of LLC Units that they hold. Subject to any rights that may be applicable to any then outstanding preferred stock, our Class A and Class B common stock vote as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or amended and restated bylaws or required by applicable law. Holders of our Class A and Class B common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation, our amended and restated bylaws, or as required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Preemptive Rights.    Our Class A common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Our Class A common stock will not be convertible or redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our Class A common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of our Class B common stock do not have any right to receive a distribution upon a voluntary or involuntary liquidation, dissolution or winding up of our affairs. Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc., including all of the expenses of this offering.

Listing.    We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “HABT.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Class A common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Class A common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Class A common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Class A common stock and the market value of our Class A common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and By-Laws

Our amended and restated certificate of incorporation and amended and restated by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board.    Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon the completion of this offering, our board of directors will have                      members.

Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that, from and after the first date on which our Sponsor and its affiliates cease to beneficially own more than 50% of our outstanding shares, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and the amended and restated by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or, until the date that our Sponsor and its affiliates cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.    Our amended and restated certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures.    Our amended and restated by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once our Sponsor and its affiliates cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of Class A common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our Class A common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy of the company in the business opportunities of our Sponsor and of its officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the company in his or her capacity as a director or officer of the company.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Exchange Listing

We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “HABT.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to the completion of this offering, there was no public market for our Class A common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding an aggregate of approximately 8,244,488 shares of Class A common stock. In addition, options to purchase an aggregate of approximately 520,000 shares of our Class A common stock will be outstanding as of the completion of this offering. Of our issued and outstanding shares, all of the shares of Class A common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of Class A common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below, and assuming Piper Jaffray and Baird do not release stockholders from these agreements, the following shares of Class A common stock will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Shares Eligible For Sale	Comment
On the date of this offering ( , 2014)	0	Shares eligible for sale under Rule 144 and Rule 701
180 days after the date of this offering ( , 2015), as such period may be extended as described below	3,244,488	Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701

In addition, our Class B common shares and common units of The Habit Restaurants, LLC will collectively be eligible for exchange into shares of our Class A common stock 180 days after the date of this offering. Such shares of Class A common stock will become eligible for sale pursuant to Rule 144 (subject, in some instances, to volume limitations) and Rule 701 following an additional 6 month period.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

No shares of our Class A common stock will be eligible for sale under Rule 144 immediately upon the completion of this offering.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 82,444 shares immediately after this offering, assuming an initial public offering price of $15.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

•

the average weekly trading volume in our Class A common stock on NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, other stockholders owning an aggregate of 3,244,488 shares of our Class A common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the completion of this offering is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) 90 days after the completion of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, our Continuing LLC Owners will be entitled to the rights described in the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable under the Securities Act immediately upon effectiveness of the registration statement.

Lock-Up Agreements

Notwithstanding the availability of Rule 144, we, all of our officers, directors and other stockholders owning an aggregate of 3,244,488 shares of our Class A common stock, or securities exercisable for or convertible into our Class A common stock outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of each of Piper Jaffray and Baird, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or LLC Units or any securities convertible into or exercisable or exchangeable for shares of common stock or LLC Units; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or LLC Units, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions set forth in the section entitled “Underwriting.”

Registration Statements on Form S-8

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Class A common stock issued or reserved for future issuance under our Omnibus Incentive Plan. This registration statement would cover approximately 2,525,275 shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Participation in This Offering

Any shares purchased by potential purchasers in the directed share program cannot be resold in the public market immediately following this offering as a result of restrictions under securities laws and lock-up agreements, but are able to be sold following the expiration of these restrictions, in each case as described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF SHARES OF CLASS A COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of shares of our Class A common stock issued pursuant to this offering by “non-U.S. holders,” as defined below. This summary deals only with shares of our Class A common stock acquired by a non-U.S. holder in this offering that are held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a tax-exempt organization; a non-U.S. government; an insurance company; a person holding shares of our Class A common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell our Class A common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership or disregarded entity for U.S. federal income tax purposes; a person that received shares of our Class A common stock in connection with services provided to the company or any of its affiliates; a person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; or a “passive foreign investment company.”

This summary is based upon provisions of the Code, and applicable Treasury regulations promulgated or proposed thereunder, rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will concur with the discussion of the tax considerations set forth below, and we have not obtained, and we do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of shares of our Class A common stock. This summary does not address all aspects of U.S. federal income tax and does not address any state, local, non-U.S., gift, or estate tax considerations or any considerations relating to the alternative minimum tax or the Medicare tax on net investment income.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of shares of our Class A common stock that is for U.S. federal income tax purposes not a partnership or disregarded entity and not (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or otherwise treated as a domestic corporation for U.S. federal income tax purposes); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, and any person holding shares of our Class A common stock through such a partnership, are urged to consult their own tax advisors regarding the acquisition, ownership and disposition of shares of our Class A common stock.

Non-U.S. holders of shares of our Class A common stock are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of shares of our

Class A common stock in light of their particular circumstances, as well as any tax considerations relating to gift or estate taxes, the alternative minimum tax or to the Medicare tax on net investment income, and any tax considerations arising under the laws of any other jurisdiction, including any state, local and non-U.S. income and other tax laws.

Distributions

As discussed in the section entitled “Dividend Policy” above, we do not currently expect to make distributions in respect of shares of our Class A common stock. In the event that we do make a distribution of cash or property with respect to shares of our Class A common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will first constitute a return of capital and will reduce a holder’s adjusted tax basis in shares of our Class A common stock, determined on a share-per-share basis, but not below zero. Any remaining excess will be treated as capital gain and subject to the tax treatment described below in the section entitled “—Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Class A Common Stock.”

Unless dividends, if any, are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), dividends paid to a non-U.S. holder of shares of our Class A common stock generally will be subject to U.S. federal tax (which generally will be collected through withholding) at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty). Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments generally will be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the non-U.S. holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate.

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or the relevant withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on shares of our Class A common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Non-U.S. holders who do not timely provide us or the relevant withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a tax treaty.

If at the time a distribution is made we are not able to determine whether or not it will be treated as a dividend for U.S. federal income tax purposes (as opposed to being treated as a return of capital or capital gain), we or a financial intermediary may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “—Foreign Account Tax Compliance Act.”

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Class A Common Stock

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares of our Class A common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the United States); (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for shares of our Class A common stock (the “relevant period”) and certain other conditions are met, as described below.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on a net basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gains may, under certain circumstances, also be subject to the branch profits tax at a rate of 30% (or at a lower rate prescribed by an applicable income tax treaty).

If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain from a disposition of our Class A common stock, which may be offset by capital losses allocable to U.S. sources during the taxable year of disposition (even though the non-U.S. holder is not considered a resident of the United States).

With respect to the third exception above, we believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurances that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our Class A common stock by reason of our status as a USRPHC so long as (i) shares of our Class A common stock continue to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of the shares of our common stock at any time during the relevant period. If we are a USRPHC and the requirements described in clauses (i) or (ii) in the preceding sentence are not met, gain on the disposition of shares of our Class A common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding Tax

We or a financial intermediary must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on shares of our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will generally be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to U.S. federal withholding tax, as described above in the section entitled “Distributions,” generally will be exempt from U.S. backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless such holder certifies that it is not a U.S. person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Under legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, “FATCA”), a 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, shares of our Class A common stock paid to certain non-U.S. entities (including financial intermediaries) unless various information reporting and due diligence requirements, which are different from and in addition to the certification requirements described elsewhere in this discussion, have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The withholding rules apply currently to payments of dividends on shares of our Class A common stock. The withholding rules are scheduled to apply to payments of gross proceeds from dispositions of shares of our Class A common stock beginning January 1, 2017.

Holders of shares of our Class A common stock should consult their tax advisors regarding the possible impact of FATCA on their investment in our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Piper Jaffray & Co. (“Piper Jaffray”) and Robert W. Baird & Co. Incorporated (“Baird”) are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares set forth opposite its name below.

Underwriter	Number of Class A Shares
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
Wells Fargo Securities, LLC
Raymond James & Associates
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated

Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have reserved for sale at the initial public offering price up to 375,000 shares of Class A common stock, or approximately 7.5% of the shares of being offered by this prospectus, for sale to some of our directors, officers, employees and other parties associated with us or our Sponsor in a directed share program. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced to the extent these parties purchase the reserved shares. Any reserved shares of Class A common stock not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered in this prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Class A shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                     per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Class A shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional Class A shares at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $3.5 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our shares. We have also agreed to reimburse the FINRA-related fees and expenses of the underwriters’ legal counsel (excluding blue sky fees and expenses), in an amount up to $25,000.

No Sales of Similar Securities

We, the officers of the Company, members of the board of directors and the holders of substantially all of our Class A shares and other outstanding equity securities have agreed not to sell or transfer any shares or securities convertible into, exercisable or exchangeable for, or that represent the right to receive shares, for 180 days after the date of this prospectus without first obtaining the written consent of Piper Jaffray and Baird. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares,

•	sell any option or contract to purchase any shares,

•	purchase any option or contract to sell any shares,

•	grant any option, right or warrant to purchase any shares,

•	make any short sale or otherwise transfer or dispose of any shares or transfer any shares,

•	request or demand that we file a registration statement related to the shares,

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to shares and to securities convertible into, exercisable or exchangeable for or that represent the right to receive shares.

Listing

We have applied to list our shares on the NASDAQ Global Market under the symbol “HABT.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, there has been no public market for our shares of Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies in the U.S. that the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, us and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our shares listed on NASDAQ may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our shares. However, the underwriters may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Relevant Member State (Norway and Lichtenstein in addition to the member states of the European Union), from and including the date on which this prospectus was implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Directive 2003/71/EC as amended by Directive 2010/73/EC (the “E.U. Prospectus Directive”), except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the E.U. Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the E.U. Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the E.U. Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the E.U. Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the E.U. Prospectus Directive in that Member State. The expression “E.U. Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/E.U.

Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the E.E.A. or a Relevant Member State, the claimant might, under the national legislation of that Relevant Member State, have to bear the costs of translating this prospectus or any document incorporated by reference herein before the legal proceedings are initiated. Civil liability in relation to this summary attaches to us, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus (including information incorporated by reference herein).

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

•	the transaction does not require a prospectus to be submitted for approval to the AMF;

•

persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

•

the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our shares for their own account and undertake not to transfer, directly or indirectly, our shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, New York, New York. Gibson, Dunn & Crutcher LLP, Irvine, California, is acting as counsel to the underwriters. Gibson Dunn & Crutcher LLP has from time to time represented and may continue to represent, The Habit Restaurants, LLC, The Habit Restaurants, Inc. and certain of their affiliates in connection with various legal matters.

EXPERTS

The consolidated financial statements of The Habit Restaurants, LLC at December 25, 2012 and December 31, 2013, and for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of our Class A common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our Class A common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

THE HABIT RESTAURANTS, LLC

THE HABIT RESTAURANTS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	Fiscal Year Ended	39 Weeks Ended
	December 31, 2013	September 30, 2014
		(Unaudited)
Current assets
Cash and cash equivalents	$121,868	$2,261,249
Accounts receivable	2,203,595	1,967,127
Inventory	685,489	785,347
Prepaid expenses	1,314,824	1,926,093

Total current assets	4,325,776	6,939,816
Property and equipment, net	50,076,368	60,592,581

Tradenames	12,500,000	12,500,000
Goodwill	9,967,486	9,967,486
Deposits and other long-term assets	908,968	1,646,445
Other assets, net	102,385	117,371

Total assets	$77,880,983	$91,763,699

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$5,783,681	$7,561,207
Employee-related accruals	3,060,552	4,819,004
Accrued expenses	2,444,472	4,672,076
Sales taxes payable	1,187,316	1,544,635
Current portion of long-term debt	2,517,500	—

Total current liabilities	14,993,521	18,596,922

Deferred rent	6,357,142	7,403,014
Deemed landlord financing	2,505,664	2,486,624
Deferred franchise income	15,000	300,000
Long-term debt, net of current portion	8,942,770	11,117,726

Total liabilities	32,814,097	39,904,286

Commitments and contingencies
Members’ equity	45,066,886	51,859,413

Total liabilities and members’ equity	$77,880,983	$91,763,699

See accompanying notes.

THE HABIT RESTAURANTS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	39 Weeks Ended
	September 24, 2013	September 30, 2014
Revenue
Revenue	$84,888,716	$126,210,217
Franchise/license revenue	—	55,827

Total revenue	84,888,716	126,266,044

Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper cost	27,520,980	41,928,316
Labor and related expenses	25,125,975	37,361,990
Occupancy and other operating expenses	13,232,730	19,484,560
General and administrative expenses	9,057,237	12,573,767
Depreciation and amortization expense	4,124,020	5,991,056
Pre-opening costs	976,831	1,147,502
Loss on disposal of assets	7,003	115,068

Total operating expenses	80,044,777	118,602,259

Income from operations	4,843,939	7,663,785

Other expenses
Interest expense	514,290	755,919

Net income	$4,329,649	$6,907,866

See accompanying notes.

THE HABIT RESTAURANTS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Class A Members		Class B Members		Class D Members		Members’ Equity	Total
	Units	Amounts	Units	Amounts	Units	Amounts		Units	Amounts
Balance at December 31, 2013	55,018	$5,508,750	222,283	$22,228,260	22,222	$2,967,281	$14,362,595	299,523	$45,066,886
Exercise of stock options	825	110,500	—	—	—	—	—	825	110,500
Net Income	—	—	—	—	—	—	6,907,866	—	6,907,866
Distributions	—	—	—	—	—	—	(530,071)	—	(530,071)
Share-based compensation	—	—	—	—	—	—	304,232	—	304,232

Balance at September 30, 2014 (unaudited)	55,843	$5,619,250	222,283	$22,228,260	22,222	$2,967,281	$21,044,622	300,348	$51,859,413

See accompanying notes.

THE HABIT RESTAURANTS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	39 Weeks Ended
	September 24, 2013	September 30, 2014
Cash flows from operating activities:
Net income	$4,329,649	$6,907,866
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	4,124,020	5,991,056
Amortization of financing fees	22,274	115,014
Share-based compensation	216,001	304,232
Loss on disposal of assets	7,003	115,068
Deferred rent	246,669	206,114
Changes in assets and liabilities:
Accounts receivable	674,283	1,076,226
Inventory	(146,595)	(99,858)
Prepaid expenses	(589,031)	(611,269)
Deposits and other long-term assets	(169,109)	(737,477)
Accounts payable	2,301,654	1,683,108
Employee-related accruals	346,565	1,758,452
Accrued expenses	(735,621)	794,549
Sales taxes payable	(54,979)	357,319

Net cash provided by operating activities	10,572,784	17,860,400

Cash flows from investing activities:
Purchase of property and equipment	(11,629,027)	(14,934,864)

Net cash used in investing activities	(11,629,027)	(14,934,864)

Cash flows from financing activities:
Proceeds from exercise of stock options	27,000	110,500
Distributions	(149,069)	(530,071)
Proceeds from deemed landlord financing	66,000	—
Payments on deemed landlord financing	(24,544)	(19,040)
Borrowings on long-term debt	2,000,000	1,000,000
Financing fees on long-term debt	—	(5,000)
Principal payments on long-term debt	(1,053,792)	(1,342,544)

Net cash provided by (used in) financing activities	865,595	(786,155)

Net change in cash and cash equivalents	(190,648)	2,139,381
Cash and cash equivalents, beginning of period	299,625	121,868

Cash and cash equivalents, end of period	$108,977	$2,261,249

Supplemental disclosure of cash flow information:
Cash paid for interest	$492,015	$621,859

Non-cash purchase of property and equipment	$1,022,113	$3,416,043

See accompanying notes.

THE HABIT RESTAURANTS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1—Nature of Business and Operations and Basis of Presentation

Business—The condensed consolidated financial statements of The Habit Restaurants, LLC (The “Habit”) include the accounts of Habit and its wholly-owned subsidiary (collectively the “Company”). Habit was registered in the state of California on August 1, 2007 as a Limited Liability Company. The Company is headquartered in Irvine, California, and managed and operated 99 quick casual restaurants as “The Habit Burger Grill” in California, Arizona, Utah and New Jersey as of September 30, 2014 and has a total workforce of 2,852 employees. The restaurant’s menu includes charbroiled hamburgers, specialty sandwiches, fresh salads, and shakes and malts. Under the terms of the Company’s LLC agreement, no member shall be obligated personally for any debt, obligation, or liability of the Company.

Additionally, with the formation of its wholly-owned subsidiary in February 2013, HBG Franchise, LLC (“Franchise”), the Company began franchising its restaurant concept throughout the United States. Franchise was organized as a Delaware Limited Liability Company and its future operations are dependent upon the success of the Company’s restaurant concept. During the year ended December 31, 2013, the Company entered into its first licensing agreement. This franchise location opened for business on January 3, 2014.

The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for complete financial statements. In the opinion of the Company, all adjustments considered necessary for the fair presentation of the Company’s results of operations, financial position and cash flows for the periods presented have been included and are of a normal, recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2013 elsewhere in this registration statement. Those audited consolidated financial statements include a summary of the Company’s significant accounting policies, to which there have been no material changes.

Principles of consolidation—The accompanying condensed consolidated financial statements include the accounts of The Habit and Franchise. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include valuation of share-based compensation and useful lives of property and equipment.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, and accounts payable approximate fair market because of the short maturities of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates are based on established market rates or variable reference rates.

Deferred Initial Public Offering Costs—Deferred initial public offering costs, which primarily consist of direct, incremental legal and accounting fees relating to the initial public offering (“IPO”), are capitalized within deposits and other long-term assets. The deferred costs will be offset against the IPO proceeds

THE HABIT RESTAURANTS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(CONTINUED)

upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. We have incurred $0.4 million in IPO costs as of September 30, 2014.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. Accordingly, the Company will adopt this ASU on December 28, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact of the adoption of this standard on its consolidated results of operation and financial position, as well as which transition approach to use.

Note 2—Long-Term Debt

On July 23, 2014, the Company paid down its four outstanding term loans totaling $11,117,726 using a new $35 million Revolving Credit Facility with a bank that is due and payable on July 23, 2017. Borrowings under the Revolving Credit Facility generally bear interest, payable monthly, at a variable rate based upon the Company’s election, of (i) the base rate plus, or (ii) LIBOR, plus, in either case, an applicable margin based on certain financial results of the Company (as defined in the Revolving Credit Facility agreement). The Company’s Revolving Credit Facility also requires monthly payments for commitment fees that accrue on the daily unused commitment of the lender at 0.25%.

As of September 30, 2014, the Company still had $11,117,726 of borrowings against its new Revolving Credit Facility. As of September 30, 2014 interest on the debt accrued at a rate of 2.48%.

As of September 30, 2014, the Company was in compliance with all financial covenants related to the debt.

Note 3—Contingencies

The Company is involved in various claims and legal actions that arise in the ordinary course of business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, liquidity and capital resources. A significant increase in the number of litigated claims or an increase in amounts owing under successfully litigated claims could materially adversely affect the Company’s business, financial condition, results of operations and cash flows.

Note 4—Management Incentive Plan

During the 39 weeks ended September 30, 2014, the Company granted 14,574 Class C units, respectively, under the management incentive plan (the “Plan”). The Class C units vest over five years, with the vesting period commencing on the grant date. Additionally, the Class C units participate in the distribution of earnings of the Company above a certain threshold. Upon vesting, Class C units may be converted at any time to Class A units upon payment of a stated conversion price (which may be zero). The Class C units granted under the Plan during the 39 weeks ended September 30, 2014 have a stated conversion price ranging from $405 to $544 per Class A unit. The Company has reserved 35,410 Class A units for this purpose. In 2014, an additional 15,036 Class C units were approved and available for

THE HABIT RESTAURANTS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(CONTINUED)

grants under the Plan. The Class C units will expire 10 years from the date of grant if not converted. In the event of a termination of employment, all unvested Class C units will be forfeited and the holder of vested Class C units will have the option to convert into Class A units within 30 days. Upon conversion to Class A units, the Company shall have the right to repurchase all of the Class A units owned by the participant or any permitted transferee of the participant as defined in the LLC agreement. As of September 30, 2014, there were 503 Class C units available for grant under the Plan.

The Company estimates the fair value of the Class C units using the Black-Scholes model. Key input assumptions used to estimate the fair value of the Class C units include the expected term, the expected volatility of the Class C units over their expected term, the risk-free interest rate over their term and the Company’s expected annual dividend yield. The Company’s management believes that this valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Class C units granted during fiscal year 2014. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The key input assumptions that were utilized in the valuation and recognition of the Class C units granted during fiscal year 2014 are summarized in the table below:

Vesting period	5 years
Risk-free interest rate	2.17% -2.29%
Dividend yield rate	0.00%
Price volatility	38.36% -38.69%
Expected term	7.5 years

The price volatility is based on the historical price volatility of publicly traded companies within the Company’s industry group. The expected term of the Class C units was estimated based on the average of the vesting period and the original contractual term. The risk free interest rate is based on the U.S. Treasury rate as of the grant date for the expected term of the Class C units. The weighted average grant date fair value of the Class C units granted during the 39 weeks ended September 30, 2014 was $225.18.

As of September 30, 2014, there was $3,505,630 of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over future years as follows:

Fiscal year end
2014	$208,181
2015	817,703
2016	776,692
2017	716,732
2018	659,280
2019	227,042

Note 5—Management Fee

For providing management services to the Company, the equity investor earns an annual management fee of $135,000, payable quarterly. In addition, the investor is reimbursed for all expenditures made on behalf of the Company, including without limitation, legal, accounting, investment banking, consulting, research and other professional services to the Company, travel and other out-of-pocket expenses and

THE HABIT RESTAURANTS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(CONTINUED)

filing and similar fees; all custody, transfer, registration and similar expenses, including all brokerage and finders’ fees and commissions and discounts incurred in connection with the purchase or sale of securities and all interest on borrowed funds.

For the 39 weeks ended September 24, 2013 and September 30, 2014 and, respectively, the Company incurred management fees and reimbursable expenses totaling $120,000 and $114,000 to the investor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

The Habit Restaurants, LLC

We have audited the accompanying consolidated balance sheets of The Habit Restaurants, LLC (the “Company”) as of December 25, 2012 and December 31, 2013, the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Habit Restaurants, LLC as of December 25, 2012, and December 31, 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Los Angeles, California

October 6, 2014

THE HABIT RESTAURANTS, LLC

CONSOLIDATED BALANCE SHEETS

ASSETS

	Fiscal Year Ended
	December 25, 2012	December 31, 2013
Current assets
Cash and cash equivalents	$299,625	$121,868
Accounts receivable	1,178,012	2,203,595
Inventory	353,523	685,489
Prepaid expenses	298,773	1,314,824

Total current assets	2,129,933	4,325,776

Property and equipment, net	34,774,994	50,076,368

Other assets
Tradenames	12,500,000	12,500,000
Goodwill	9,967,486	9,967,486
Deposits	631,979	908,968
Other assets, net	131,632	102,385

Total other assets	23,231,097	23,478,839

Total assets	$60,136,024	$77,880,983

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$2,960,197	$5,783,681
Employee-related accruals	2,565,678	3,060,552
Accrued expenses	2,415,504	2,444,472
Sales taxes payable	829,141	1,187,316
Current portion of long-term debt	1,475,000	2,517,500

Total current liabilities	10,245,520	14,993,521

Deferred rent	3,732,164	6,357,142
Deemed landlord financing	1,737,172	2,505,664
Deferred franchise income	—	15,000
Long-term debt, net of current portion	5,291,667	8,942,770

Total liabilities	21,006,523	32,814,097

Commitments and contingencies

Members’ equity	39,129,501	45,066,886

Total liabilities and members’ equity	$60,136,024	$77,880,983

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, LLC

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended
	December 27, 2011	December 25, 2012	December 31, 2013
Revenue:	$59,236,038	$84,158,102	$120,372,835

Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper cost	19,538,122	26,396,479	38,788,804
Labor and related expenses	18,134,903	25,831,387	35,781,951
Occupancy and other operating expenses	8,562,765	12,687,218	18,906,053
General and administrative expenses	6,849,592	10,253,728	12,634,260
Depreciation and amortization expense	2,291,559	3,922,583	6,007,706
Pre-opening costs	1,121,759	1,457,803	1,754,138
Loss on disposal of assets	3,608	2,905	15,206

Total operating expenses	56,502,308	80,552,103	113,888,118

Income from operations	2,733,730	3,605,999	6,484,717

Other expenses
Interest expense	344,380	547,615	734,772

Net income	$2,389,350	$3,058,384	$5,749,945

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Class A Members		Class B Members		Class D Members		Members’ Equity	Total
	Units	Amounts	Units	Amounts	Units	Amounts		Units	Amounts
Balance at December 29, 2010	54,228	$5,422,750	222,283	$22,228,260	22,222	$2,967,281	$2,606,461	298,733	$33,224,752
Exercise of stock options	90	9,000	—	—	—	—	—	90	9,000
Net income	—	—	—	—	—	—	2,389,350	—	2,389,350
Share-based compensation	—	—	—	—	—	—	250,498	—	250,498

Balance at December 27, 2011	54,318	5,431,750	222,283	22,228,260	22,222	2,967,281	5,246,309	298,823	35,873,600

Net income	—	—	—	—	—	—	3,058,384	—	3,058,384
Distributions	—	—	—	—	—	—	(103,546)	—	(103,546)
Share-based compensation	—	—	—	—	—	—	301,063	—	301,063

Balance at December 25, 2012	54,318	5,431,750	222,283	22,228,260	22,222	2,967,281	8,502,210	298,823	39,129,501

Exercise of stock options	700	77,000	—	—	—	—	—	700	77,000
Net income	—	—	—	—	—	—	5,749,945	—	5,749,945
Distributions	—	—	—	—	—	—	(149,069)	—	(149,069)
Share-based compensation	—	—	—	—	—	—	259,509	—	259,509

Balance at December 31, 2013	55,018	$5,508,750	222,283	$22,228,260	22,222	$2,967,281	$14,362,595	299,523	$45,066,886

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Years Ended
	December 27, 2011	December 25, 2012	December 31, 2013
Cash flows from operating activities:
Net income	$2,389,350	$3,058,384	$5,749,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,291,559	3,922,583	6,007,706
Amortization of financing fees	12,477	23,477	29,247
Share-based compensation	250,498	301,063	259,509
Loss on disposal of assets	3,608	2,905	15,206
Deferred rent	420,301	580,937	327,146
Changes in assets and liabilities:
Accounts receivable	289,157	883,887	1,272,249
Inventory	(128,568)	(76,351)	(331,966)
Prepaid expenses	(100,645)	(31,207)	(1,016,051)
Deposits	(175,501)	(172,406)	(276,989)
Accounts payable	558,345	323,861	2,866,291
Employee-related accruals	435,739	884,702	494,874
Accrued expenses	301,658	1,257,749	(381,323)
Sales taxes payable	224,251	284,306	358,175

Net cash provided by operating activities	6,772,229	11,243,890	15,374,019

Cash flows from investing activities:
Purchase of property and equipment	(11,274,411)	(14,967,853)	(20,233,804)

Net cash used in investing activities	(11,274,411)	(14,967,853)	(20,233,804)

Cash flows from financing activities:
Proceeds from exercise of stock options	9,000	—	77,000
Distributions	—	(103,546)	(149,069)
Proceeds from deemed landlord financing	120,000	70,200	95,910
Payments on deemed landlord financing	(6,235)	(16,979)	(35,416)
Borrowings on long- term debt	3,250,000	4,600,000	6,150,000
Financing fees on long-term debt	(103,354)	(64,232)	—
Principal payments on long-term debt	(333,331)	(750,002)	(1,456,397)

Net cash provided by financing activities	2,936,080	3,735,441	4,682,028

Net change in cash and cash equivalents	(1,566,102)	11,478	(177,757)
Cash and cash equivalents, beginning of fiscal year	1,854,249	288,147	299,625

Cash and cash equivalents, end of fiscal year	$288,147	$299,625	$121,868

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$326,313	$520,008	$691,438

Non-cash deemed landlord financing	$300,000	$360,000	$708,000

Non-cash purchase of property and equipment	$712,188	$1,442,978	$1,735,118

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Business and Operations

The consolidated financial statements of The Habit Restaurants, LLC (“The Habit”) include the accounts of The Habit and its wholly-owned subsidiary (collectively the “Company”). The Habit was registered in the state of California on August 1, 2007 as a Limited Liability Company. The Company is headquartered in Irvine, California, and managed and operated 85 fast casual restaurants as “The Habit Burger Grill” in California, Arizona, and Utah and has a total workforce of approximately 2,300 employees as of December 31, 2013. The restaurant’s menu includes charbroiled hamburgers, specialty sandwiches, fresh salads, and shakes and malts. Under the terms of the Company’s LLC agreement, no member shall be obligated personally for any debt, obligation, or liability of the Company.

Additionally, with the formation of its wholly-owned subsidiary in February 2013, HBG Franchise, LLC (“Franchise”), the Company began franchising its restaurant concept throughout the United States. Franchise was organized as a Delaware Limited Liability Company and its future operations are dependent upon the success of the Company’s restaurant concept. The Company has entered into one licensing agreement during the period ended December 31, 2013. As this franchise location did not open for business until after December 31, 2013, the related licensing fee revenue was deferred.

Note 2—Summary of Significant Accounting Policies

Basis of presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company uses a 52 or 53 week fiscal year ending on the last Tuesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal year 2013, which ended on December 31, 2013, was a 53-week fiscal year. Fiscal year 2012, which ended on December 25, 2012, was a 52-week fiscal year. Fiscal year 2011, which ended on December 27, 2011, was a 52-week fiscal year.

Principles of consolidation—The accompanying consolidated financial statements include the accounts of The Habit and Franchise. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include valuation of share-based compensation and useful lives of property and equipment.

Segment information—Management has determined that the Company has one operating segment, and therefore one reportable segment. Our chief operating decision maker (“CODM”) is our Chief Executive Officer; our CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis. All of our revenue is derived in the United States of America. All of our assets are located in the United States of America.

Cash and cash equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of ninety days or less to be cash equivalents.

Accounts receivable—Accounts receivable consist of credit card receivables and amounts due from vendors and landlords. Amounts are stated at the amounts management expects to collect from balances

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

outstanding at fiscal year-end; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Inventory—Inventory consists of food, beverage, and paper goods and is stated at the lower of average cost or market.

Concentration of credit risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with a major financial institution. At December 25, 2012 and December 31, 2013 and at various times during the fiscal years then ended, cash and cash equivalents balances were in excess of Federal Depository Insurance Corporation insured limits. While the Company monitors the cash balances in its operating accounts on a daily basis and adjusts the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Supplier concentration—The Company has a primary vendor arrangement with a distributor that accounted for 42% of purchases for the fiscal year 2013. This vendor represented approximately 65% of accounts payable at December 31, 2013 and was not one of the Company’s primary vendors in fiscal year 2012. The Company had a primary vendor arrangement with a different distributor that accounted for 50%, 45% and 3%, respectively, of purchases for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013. This vendor represented approximately 52% and 0.3% of accounts payable at December 25, 2012 and December 31, 2013, respectively.

The Company believes there are other available alternatives to the current vendor; however, the philosophy of the Company is to concentrate its purchases over a limited number of suppliers in order to maintain quality, consistency, delivery requirements and cost controls and to increase the suppliers’ commitment to the Company. The Company relies upon, and expects to continue to rely upon, several single source suppliers; however, management believes sufficient alternative suppliers exist in the marketplace.

Fair value of financial instruments—The carrying amount of accounts receivable, and accounts payable approximate fair market because of the short maturities of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates are based on established market rates or variable reference rates.

Property and equipment—Property and equipment is generally carried at cost, less accumulated depreciation. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in our consolidated statement of income. Depreciation is determined using the straight-line method over the assets’ estimated useful lives, ranging from three to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease, including reasonably assured extensions, or their estimated useful lives. Property where the Company is the deemed owner is depreciated over the 40 year life of the building.

Maintenance and repairs are charged against income as incurred and additions, renewals, and improvements are capitalized.

Smallwares which consist of pots, pans and other cooking utensils are carried at cost and any replacements are expensed when acquired.

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate reporting unit when acquired. Under Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, goodwill and indefinite lived intangible assets are not amortized but tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. For purposes of applying ASC 350, we have identified a single reporting unit, as that term is defined in ASC 350, to which goodwill is attributable. Goodwill is evaluated for impairment using a quantitative approach for the reporting unit. The quantitative test for goodwill impairment is performed by determining the fair value of the reporting unit and comparing it to its carrying value. Fair value is measured based on the discounted cash flow method and relative market-based approaches. If the fair value is less than the carrying value, an impairment charge, if any, is measured by comparing the carrying value of the goodwill to the implied fair value of the goodwill which represents the excess of the reporting unit’s fair value after measuring the fair value of the other assets and liabilities of the reporting unit. Accordingly, the Company has not recorded any impairment charges related to goodwill.

Tradenames—Tradenames acquired in a business combination and determined to have an indefinite useful life are not amortized because there is no foreseeable limit to the cash flows generated by the intangible asset, and have no legal, contractual, regulatory, economic or competitive limiting factors. Accordingly, tradenames are evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired. The annual impairment evaluation for tradenames involves a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The Company also annually evaluates any tradenames that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If a tradename that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and tested for impairment in the same manner as a long-lived asset.

Impairment of long-lived assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related assets to its estimated fair value. Fair value is generally based on an undiscounted cash flow analysis. Based on its review, the Company does not believe that any impairment of its long-lived assets has occurred and accordingly no such write-downs have occurred.

Deferred rent and tenant improvement allowances—Leases may contain rent holidays, or free rents, and rent escalations during the lease terms. Rental expense is recorded on a straight-line basis starting on the date the Company takes control of the related leased space. The difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. Lease expenses incurred prior to store openings are recognized on a straight-line basis and are included in pre-opening costs. From time to time, the Company may receive tenant improvement allowances from its lessors. These amounts are recorded as deferred rent and amortized over the lease term as a reduction to rent expense. For leases where the Company is considered to be the owner of the construction project and received tenant improvement allowances, the Company records these amounts received as a component of the deemed landlord financing liability. See Note 5.

Asset Retirement Obligations (AROs)—The Company has AROs arising from contractual obligations under certain leases to perform certain asset retirement activities at the time that certain leasehold

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

improvements are disposed of. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability was initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The Company’s ARO is $108,659 at December 31, 2013.

Unearned Franchise Fees—Amounts received from the sales of franchise licenses are deferred until all material contractual services or conditions relating to the sale of the franchise licenses have been substantially performed by the Company. The commencement of operations by the franchisee is presumed to be the earliest point at which substantial performance has occurred, unless it can be demonstrated that substantial performance of all franchisor obligations has occurred before that time.

Revenue recognition—The Company recognizes revenue when products are delivered to the customers or meals are served. Revenue is recognized net of sales taxes. The Company sells gift cards which do not have an expiration date and does not deduct non-usage fees from outstanding gift card balances. Revenue related to the sale of gift certificates and gift cards is deferred until the gift certificate or gift card is redeemed.

Franchise fee revenue—Franchise fee revenue consists of fees charged to franchise owners who enter into a franchise agreement with the Company. The Company recognizes franchise fee revenue when all material obligations have been performed and conditions have been satisfied, typically when operations of a new franchise have commenced. The fees collected by the Company upon signing a franchise agreement are deferred until operations have commenced. No franchise fee revenue was recognized for any fiscal year presented.

Royalty revenue—Royalty revenue represents royalties earned from each of the franchisees in accordance with the financial disclosure document and the franchise agreement for use of the “The Habit Burger Grill” name, menus, processes, and procedures. The royalty rate in the franchise agreement is typically 5% of the gross sales of each restaurant operated by each franchisee. Such revenue is recognized when earned and is payable to the Company monthly before the sixth business day of the subsequent month. No royalty revenue was recognized for the years ended December 27, 2011, December 25, 2012 and December 31, 2013.

Brand fee revenue—The Company may establish a national advertising and development fund for the advertising, marketing, and public relations programs and materials that the Company deems appropriate. If such a fund is established, franchisees must contribute to the fund a brand fee in an amount equal to one percent of the restaurant’s gross sales, payable in the same manner as the royalty revenue. The Company, at its sole discretion, may increase the brand fee to up to two percent of the restaurants’ gross sales. No brand fee revenue was recognized for the years ended December 27, 2011, December 25, 2012 and December 31, 2013.

Franchise area development fees—The Company receives area development fees from franchisees and licensees when they execute multi-unit area development agreements. The Company does not recognize revenue from the agreements until the related restaurants open or, in certain circumstances, the fees are applied to satisfy other obligations of the franchisee or licensee. No franchise area development fees were recognized for the years ended December 27, 2011, December 25, 2012 and December 31, 2013.

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Sales tax—Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and therefore is excluded from net sales in the consolidated statements of income. This obligation is included in sales taxes payable until the taxes are remitted to the appropriate taxing authorities.

Gift certificates & gift cards—Revenue related to the sale of gift certificates and gift cards is deferred until the gift certificate or gift card is redeemed. Outstanding gift cards are tracked by a third-party administrator. The balance of unredeemed gift certificates & gift cards were $415,494 and $562,958 at December 25, 2012 and December 31, 2013, respectively, and are included in accrued expenses in the accompanying consolidated balance sheets. Gift certificates and gift cards do not carry an expiration date; therefore, customers can redeem their gift certificates and gift cards for products indefinitely. A certain amount of gift certificates and gift cards will not be redeemed and can become breakage income. Management periodically evaluates unredeemed gift certificates and gift cards for breakage income and to date has not recognized breakage income of gift certificates and gift cards. When more data history becomes available the Company may recognize breakage income over historical usage periods based on historical redemption rates.

Advertising costs—Advertising and promotional costs are expensed as incurred. Advertising and promotions expense totaled $335,747, $422,502 and $664,232 for the fiscal years ended December 27, 2011, December 25, 2012, December 31, 2013, respectively, and is included in operating, pre-opening and general and administrative expenses in the consolidated statements of income.

Pre-opening costs—Pre-opening costs are costs incurred in connection with the hiring and training of personnel, as well as occupancy and other operating expenses during the build-out period of new restaurant openings. Pre-opening costs are expensed as incurred.

Income taxes—As a multiple-member LLC, the Company files its federal and state income tax returns as a partnership. As such, the Company generally pays no income taxes, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements. The Company pays California limited liability company taxes which are based on gross sales. These amounts total approximately $13,390 for each of the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013 and are included in general and administrative expenses in the consolidated statements of income.

The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and required disclosures. The Company does not have any entity-level uncertain tax positions. The Company files tax returns in the U.S. federal and state jurisdictions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

Management incentive plan—The Company maintains a management incentive plan that provides for the grant of Class C units of the Company. Class C units are intended to be “profits interests” for U.S. federal income tax purposes. The Class C units participate in the Company’s distributions and, if vested, may be converted to Class A units. Because of the ability of the Class C Unit-holder to convert his or her Class C units to Class A units, the Company follows the provisions of ASC 718, Compensation—Stock Compensation, which requires that it measure and recognize compensation expense for all share-based

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

payment awards made to employees and directors, including employee stock options based on their estimated grant date fair values. ASC 718 requires that share-based compensation expense be recorded for all equity-classified Class C units granted after the adoption of ASC 718 that are ultimately expected to vest as the requisite service is rendered.

Comprehensive income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

Variable interest entities—In accordance with ASC 810, Consolidation, the Company applies the guidance related to variable interest entities (“VIE”), which defines the process for how an enterprise determines which party consolidates a VIE as primarily a qualitative analysis. The enterprise that consolidates the VIE (the primary beneficiary) is defined as the enterprise with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. The Company does not possess any ownership interests in franchise entities or other affiliates. The franchise agreements are designed to provide the franchisee with key decision-making ability to enable it to oversee its operations and to have a significant impact on the success of the franchise, while our decision-making rights are related to protecting our brand. Based upon the Company’s analysis of all the relevant facts and considerations of the franchise entities and other affiliates, the Company has concluded that these entities are not variable interest entities.

Subsequent Events—Subsequent events are events or transactions that occur after the balance sheet date but before consolidated financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. Accordingly, the Company will adopt this ASU on December 28, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU and management is currently evaluating which transition approach to use. Management is currently evaluating the impact to the Company’s consolidated results of operations and financial position.

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 3—Property and Equipment, net

Property and equipment consists of the following:

	Fiscal Year Ended
	December 25, 2012	December 31, 2013
Leasehold improvements	$22,336,765	$32,572,536
Equipment	10,328,870	15,871,924
Furniture and fixtures	7,687,941	11,364,713
Buildings under deemed landlord financing	1,744,335	2,548,245
Smallwares	324,614	579,906
Vehicles	220,718	444,820
Construction in progress	1,666,114	2,219,703

	44,309,357	65,601,847
Less: Accumulated depreciation and amortization	(9,534,363)	(15,525,479)

	$34,774,994	$50,076,368

Depreciation expense was $2,291,559, $3,922,583 and $6,007,706 for the years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

As a result of the application of build-to-suit lease guidance contained in ASC 840-40-55, the Company has determined that it is the accounting owner of a total of seven and five buildings under deemed landlord financing as of December 25, 2012 and December 31, 2013, respectively, and are included in the Company’s property and equipment. Included in the buildings under deemed landlord financing is the estimated construction costs of the landlord for the shell building. See Note 5—Commitments and Contingencies for additional information.

We capitalize internal payroll and payroll related costs directly related to the successful development, design and construction of our new restaurants. Capitalized internal payroll costs were $0.4 million, $0.6 million and $0.8 million for the years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

Note 4—Long-Term Debt

The Company has long-term debt outstanding with California Bank & Trust.

Term Debt:

	Fiscal Year Ended
	December 25, 2012			December 31, 2013
Maturity Date	Amount	Rate		Amount	Rate
April 2016	$1,666,667	5.75%(	1)	$1,166,667	5.75%(	1)
June 2017	$2,250,000	5.75%(	1)	$1,750,000	5.75%(	1)
March 2019	$2,850,000	4.75%(	2)	$2,893,603	4.75%(	2)

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Interest Only Debt:

	December 25, 2012			December 31, 2013
Maturity Date	Amount	Rate		Amount	Rate
March 2019	—	4.75%(	2)	$5,650,000	4.75%(	2)

(1)	Interest rate varies based on the prime rate as published by the Wall Street Journal plus 2.5%
(2)	Interest rate varies based on the prime rate as published by the Wall Street Journal plus 1.5%

Interest related to the long-term debt and principal payments are due monthly. Interest expense amounted to $120,755, $292,147 and $454,610 for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

All the long-term debt is secured by all the assets of the Company and the Company must comply with certain financial covenants. The long-term debt contains customary representations, warranties, negative and affirmative covenants, including a funded debt to EBITDA ratio of 2.00 to 1.00, a fixed charge coverage ratio of 1.25 to 1.00 and a requirement that EBITDA must be greater than zero for 75% or more of all restaurants open at least six months. As of December 31, 2013, the Company was in compliance with all covenants and still had $1,000,000 of borrowing capacity with the bank.

At December 31, 2013, the expected and estimated maturities of the Company’s long-term debt and deemed landlord financing are as follows:

Fiscal year end	Long-Term Debt	Deemed Landlord Financing
2014	$2,517,500	$314,551
2015	2,800,000	274,892
2016	2,466,667	295,884
2017	2,050,000	305,020
2018	1,343,603	206,816
Thereafter	282,500	1,108,501

	$11,460,270	$2,505,664

Note 5—Commitments and Contingencies

Leases—The Company leases its restaurant facilities and corporate offices under non-cancelable operating leases with remaining terms ranging from one to 10 years with renewal options ranging from five to 15 years. The restaurants’ leases generally include land and buildings, require various expenses incidental to the use of the property, and certain leases require contingent rent above the minimum lease payments based on a percentage of sales. Certain leases also contain renewal options and escalation clauses. Total rent expense was $3,333,275 $4,999,278 and $6,678,326 for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively, and is included in operating and pre-opening expenses. Included in rent expense was $219,520, $247,043 and $302,174 for contingent rentals, which are payable on the basis of the percentage of sales in excess of base rent amounts, for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

In some cases, the asset the Company will lease requires construction to ready the space for its intended use, and in certain cases, the Company has involvement with the construction of leased assets. The

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

construction period begins when the Company executes its lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, the Company must consider the nature and extent of its involvement during the construction period, and in some cases, its involvement results in it being considered the accounting owner of the construction project. Primarily, such involvement results in the Company being considered the accounting owner in cases where the Company leases a “cold shell.” By completing the construction of key structural components of a leased building, the Company is deemed to have participated in the construction of the landlord asset. In such cases, the Company capitalizes the landlord’s construction costs, including the value of costs incurred up to the date the Company executes its lease (e.g., the building “shell”) and costs incurred during the remainder of construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires the Company to recognize a financing obligation for construction costs incurred by the landlord. Once construction is complete, the Company is required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if the Company can remove the landlord’s assets and associated financing obligations from the consolidated balance sheet. In certain leases, the Company maintains various forms of “continuing involvement” in the property, thereby precluding it from derecognizing the asset and associated financing obligations following the construction completion. In those cases, the Company will continue to account for the landlord’s asset as if the Company is the legal owner, and the financing obligation, similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits de-recognition. Once de-recognition is permitted the Company would be required to account for the lease as either operating or capital in accordance with ASC 840. As of December 25, 2012 and December 31, 2013 the Company has not derecognized any landlord assets or associated financing obligations. The Company determined that it was the accounting owner of a total of five and seven leased buildings as a result of the application of build-to-suit lease accounting as of December 25, 2012 and December 31, 2013, respectively.

The aggregate future minimum lease payments under non-cancelable operating leases are approximately:

Fiscal year end	Operating Leases	Deemed Landlord Leases
2014	$7,887,984	$253,302
2015	8,530,382	251,700
2016	8,487,288	251,700
2017	8,154,389	251,700
2018	8,208,491	201,180
Thereafter	32,064,180	699,873

	$73,332,714	$1,909,455

Future commitments—The Company’s growth strategy includes new restaurant openings during fiscal year 2014 and beyond. In connection with the build out of the restaurants, the Company may be obligated for a portion of the start-up and/or construction costs. As of December 31, 2013, the Company had approximately $1,691,000 in such commitments related to new restaurants.

Litigation—The Company is involved in various claims and legal actions that arise in the ordinary course of business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, liquidity and capital resources. A significant increase in the number of litigated claims or an increase in amounts owing under successfully litigated claims could materially adversely affect the Company’s business, financial condition, results of operations, and cash flows.

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 6—Employee Benefit Plan

The Company maintains a qualified 401(k) retirement plan (the “401k Plan”). Certain employees are eligible to participate in the 401k Plan after completing one year of service and reaching the age of 21. The 401k Plan permits eligible employees to make contributions up to specified percentages of their compensation. The Company made discretionary matching contributions totaling approximately $30,000, $41,000 and $53,000 for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

Note 7—Management Incentive Plan

The Company maintains a management incentive plan (the “Plan”) for executives and other key employees of the Company. The Plan provides for the grant of Class C units of the Company. Class C units participate in the distribution of earnings of the Company above a certain threshold amount. Additionally, upon vesting, Class C units may be converted at any time to Class A units upon payment of a stated conversion price (which may be zero). The Plan may be terminated at the discretion of the Board of Directors of the Company. No Class C unit awards shall be granted after the tenth anniversary year of the adoption of the Plan in fiscal year 2017.

During the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, the Company granted 2,450, 2,850 and 1,850 Class C units, respectively, under the Plan. The Class C units vest over five years, with the vesting period commencing on the grant date. A vested Class C unit granted under the Plan may be converted into a Class A unit at a conversion price ranging from $100 to $292 per Class A unit. The Company has reserved 35,410 Class A units for this purpose. The Class C units will expire 10 years from the date of grant if not converted. In the event of a termination of employment, all unvested Class C units will be forfeited and the holder of vested Class C units will have the option to convert into Class A units within 30 days. Upon conversion to Class A units, the Company shall have the right to repurchase all of the Class A units owned by the participant or any permitted transferee of the participant as defined in the LLC agreement. As of December 31, 2013, there were 3,167 Class C units available for grant under the Plan.

The following table summarizes the activity under the Plan during the period from December 29, 2010 through December 31, 2013:

		Weighted Average
	Number of Class C units	Conversion Price	Remaining Contractual Term (Years)
Outstanding at December 29, 2010	26,153	$122.87
Granted	2,450	180.00
Forfeited	(410)	168.29
Exercised	(90)	100.00

Outstanding at December 27, 2011	28,103	127.79

Granted	2,850	226.00

Outstanding at December 25, 2012	30,953	136.14

Granted	1,850	292.00
Forfeited	(650)	184.00
Exercised	(700)	110.00

Outstanding at December 31, 2013	31,453	145.58	6.00

Exercisable at December 31, 2013	24,932	$127.48	4.78

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The weighted average grant date fair value of the Class C units granted during the fiscal years 2011, 2012 and 2013 was $82.23, $94.39 and $122.72, respectively. The total intrinsic value of the Class C units outstanding and convertible at December 31, 2013 was $8,159,537 and $6,919,128, and the total intrinsic value of the Class C units converted into Class A units during the years ended December 27, 2011 and December 31, 2013 was $49,000 and $183,900, respectively. The Company estimates the fair value of the Class C units using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of units include the expected unit term, the expected volatility of the Company’s units over the unit’s expected term, the risk-free interest rate over the unit’s term, and the Company’s expected annual dividend yield. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s units granted during fiscal years 2011, 2012 and 2013. The expected term was calculated using the simplified method. Under this method, the expected term is equal to the sum of the weighted average vesting term plus the original contractual term divided by two. The Company elected this method as there is not sufficient historical exercise data to estimate an expected term due to the limited past exercise experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive such units.

The key input assumptions that were utilized in the valuation and recognition of units granted during the fiscal years 2011, 2012 and 2013 are summarized in the table below:

	December 27, 2011	December 25, 2012	December 31, 2013
Vesting period	5 years	5 years	5 years
Risk-free interest rate	1.4% - 2.8%	1.1% - 1.6%	1.3% - 2.0%
Dividend yield rate	0%	0%	0%
Price volatility	40.4%	39.8%	38.7%
Expected term	7.5 years	7.5 years	7.5 years

The price volatility is based on the historical price volatility of publicly traded companies within the Company’s industry group. The expected term of the Class C units granted was estimated based on the average of the vesting period and the original contractual term. The risk free interest rate is based on the U.S. Treasury rate as of the grant date for the expected term of the units.

The share-based compensation expense for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013 amounted to $250,498, $301,063 and $259,509, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of income. As of December 31, 2013, there was approximately $574,000 of total unrecognized share-based compensation expense related to non-vested share-based compensation awards granted under the Plan. That cost is expected to be recognized over future years as follows:

Fiscal year end
2014	$196,370
2015	173,624
2016	127,078
2017	67,119
2018	9,666

Total Expense	$573,857

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 8—Management Fee

For providing management services to the Company, the equity investor earns an annual management fee of $135,000, payable quarterly. In addition, the investor is reimbursed for all expenditures made on behalf of the Company, including without limitation, legal, accounting, investment banking, consulting, research and other professional services to the Company, travel and other out-of-pocket expenses and filing and similar fees; all custody, transfer, registration and similar expenses, including: all brokerage and finders’ fees and commissions and discounts incurred in connection with the purchase or sale of securities and all interest on borrowed funds.

For the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively, the Company incurred management fees and reimbursable expenses totaling $156,846, $160,179 and $143,772, respectively, to the investor. The Company did not owe any management fees to the investor as of December 25, 2012 and December 31, 2013.

Note 9—Membership Units

The Company’s ownership structure allows for four classes of members: Class A members, Class B members, Class C members, and Class D members. Class C units may only be issued under the management incentive plan discussed in Note 7—Management Incentive Plan. All classes of members are entitled to receive distributions, if any, in accordance with the provisions of the Company’s LLC operating agreement. In accordance with the provisions of the Company’s LLC operating agreement, if distributions are declared, Class D members have priority over distributions prior to Class B, Class A, and Class C members in that order. Class C member distributions are restricted based on whether the units are vested or unvested at the time of the distribution and cash is paid out only on vested units. Distributions of $0, $103,546 and $149,069 were declared and paid for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively.

Note 10—Operating Agreements

The Company has entered into employment agreements with respect to operating restaurants. Under the terms of the agreements, these employees are entitled to a cash bonus calculated as a percentage of individual restaurant operating profits within certain geographic areas, based upon an agreed upon formula. Certain employees under these agreements were required to contribute cash for each store opened based upon the terms of the agreement. The cash contributed by such employee is refundable upon the termination of his or her employment with the Company, and therefore the amounts are recorded within employee-related accruals. The Company has the exclusive right and option, but not the obligation, to purchase these employees’ interests in the individual restaurant operating profits for an amount agreed upon within the employment agreements.

Compensation expense recorded under the terms of these agreements amounted to $16,895, $33,924 and $33,842 for the fiscal years ended December 27, 2011, December 25, 2012 and December 31, 2013, respectively, and are recorded under General and Administrative Expenses. During 2013, an employee who had an operating agreement with the Company terminated his agreement with the Company.

Note 11—Subsequent Events

On July 23, 2014, the Company refinanced its long-term debt with a bank into a $35 million Revolving Credit Facility that matures on July 23, 2017. Term debt of $11,117,726 outstanding at the time of the refinancing became the initial Borrowings under the Revolving Credit Facility. All Borrowings under the

THE HABIT RESTAURANTS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Revolving Credit Facility generally bear interest at a variable rate based upon the Company’s election, of (i) the base rate plus, or (ii) LIBOR, plus, in either case, an applicable margin based on certain financial results of the Company (as defined in the Revolving Credit Facility agreement). The Company’s Revolving Credit Facility also requires payment for commitment fees that accrue on the daily unused commitment of the lender at 0.25%.

Subsequent to December 31, 2013, the Company granted 14,574 Class C units to employees and members of management at an exercise price of $405 to $544 per unit.

the Habit®

BURGER GRILL

BETTER TO WAIT A SHORT TIME FOR
YOUR BURGER THAN HAVE YOUR BURGER
WAIT A LONG TIME FOR YOU.

5,000,000 Shares

The Habit Restaurants, Inc.

Class A Common Stock

PROSPECTUS

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Piper Jaffray

Baird

Wells Fargo Securities

Raymond James

Stephens Inc.

Stifel

                                 , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$10,022.25
FINRA filing fee	$13,437.50
Stock exchange listing fees	$125,000.00
Blue sky fees and expenses	$10,000.00
Printing and engraving expenses	$330,000.00
Accounting fees and expenses	$1,100,000.00
Legal fees and expenses	$1,700,000.00
Transfer agent and registrar fees	$10,000.00
Miscellaneous fees and expenses	$250,000.00

TOTAL	$3,548,459.75

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and amended and restated by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our amended and restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, The Habit Restaurants, LLC, issued unregistered securities to its directors, officers and employees as set forth below.

Class C Units

We have issued 15,824 Class C units of The Habit Restaurants, LLC to our directors, officers and employees. In each case, once vested, the Class C units may be converted to Class A units of The Habit Restaurants, LLC at a conversion price ranging from $100 to $544 per Class A unit.

These Class C units were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act. The company only receives proceeds upon the conversion of the Class C units to Class A units.

Of the outstanding Class C units, 815 of such units have been converted to Class A units. In fiscal year 2011, 90 units were converted at a conversion price of $100 per share, for a total of $9,000. In fiscal year 2013, 500 units were converted at a conversion price of $100 per share and 200 units were converted at a conversion price of $135 per share, for a total of $77,000. In the 39 weeks ended September 30, 2014, 25 units were converted at a conversion price of $100 per share, for a total of $2,500 and 800 units were converted at a conversion price of $135 per share, for a total of $108,000.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, California on the 10th day of November, 2014.

The Habit Restaurants, Inc.

By:	/s/ Russell Bendel
Name: Russell Bendel Title: President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 10th day of November, 2014.

Signature	Title

/s/ Russell Bendel	President, Chief Executive Officer and Director (Principal Executive Officer)
Russell Bendel

/s/ Ira Fils	Chief Financial Officer and Secretary; Director (Principal Accounting and Financial Officer)
Ira Fils

*	Director
Christopher Reilly

*	Director
Allan Karp

*	Director
Ira Zecher

*	Director
A. William Allen III

*By	/s/ Ira Fils
Attorney-in-fact

EXHIBIT LIST

Exhibit number		Description of exhibit
1.1		Form of Purchase Agreement.

3.1		Amended and Restated Certificate of Incorporation of the Registrant

3.2		Amended and Restated By-Laws of the Registrant

4.1	*	Form of Class A Common Stock Certificate of the Registrant

4.2	*	Form of Class B Common Stock Certificate of the Registrant

5.1	*	Opinion of Ropes & Gray LLP

10.1	*	Form of Amended and Restated Limited Liability Company Agreement of The Habit Restaurants, LLC

10.2	*	Form of Tax Receivable Agreement

10.3	*	2014 Omnibus Incentive Plan, and form of agreements thereunder

10.4	*	Promissory Note between The Habit Restaurants, LLC and California Bank & Trust, dated July 23, 2014

10.5	*	Management Incentive Plan

10.6	*	Management and Monitoring Agreement, dated July 31, 2007, by and between KarpReilly, LLC, F-Habit, LLC and The Habit Restaurants, LLC

10.7	*	Amended and Restated Trademark and Intellectual Property License Agreement, dated July 31, 2007, by and between Habit Holding Company, LLC, Reichard Bros. Enterprises, Inc., Brent Reichard and Bruce Reichard

10.7	(a)*	First Amendment to Amended and Restated Trademark and Intellectual Property License Agreement, dated October 24, 2014, by and between The Habit Restaurants, LLC, Reichard Bros. Enterprises, Inc., Brent Reichard and Bruce Reichard

10.8	*	Employment Agreement, dated June 2, 2008, by and between The Habit Restaurants, LLC and Russ Bendel, as amended in March 2012

10.8	(a)*	Second Amendment to Employment Agreement, dated October 31, 2014, by and between The Habit Restaurants, LLC and Russ Bendel

10.9	*	Employment Agreement, dated August 18, 2008, by and between The Habit Restaurants, LLC and Ira Fils, as amended in March 2012

10.9	(a)*	Second Amendment to Employment Agreement, dated October 31, 2014, by and between The Habit Restaurants, LLC and Ira Fils

10.10	*	Employment Agreement, dated July 31, 2007, by and between The Habit Restaurants, LLC and Anthony Serritella

10.10	(a)*	First Amendment to Employment Agreement, dated October 31, 2014, by and between The Habit Restaurants, LLC and Anthony Serritella

10.11	*	Form of Indemnification Agreement

10.12	*	Form of Registration Rights Agreement

10.13	*	Form of Recapitalization Agreement

21.1	*	List of Subsidiaries of the Registrant

23.1		Consent of Independent Registered Public Accounting Firm.

23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney

24.2	*	Power of Attorney of A. William Allen III

*	Previously filed.